           ALAMOS GOLD INC.  MANAGEMENT INFORMATION CIRCULAR    Notice of Annual and Special Meeting of Shareholders – May 13, 2016

ii | ALAMOS GOLD INC.  ALAMOS GOLD INC.        April 1, 2016      Fellow shareholders:    On behalf of the Board of Directors and Management of Alamos Gold Inc. (the “Company”), I would like to invite  you to attend the annual and special meeting of shareholders that will be held this year at the TMX Broadcast  Centre, 130 King Street West, Toronto, Ontario, on Friday, May 13, 2016, at 10:00 a.m. (Toronto Time).    The enclosed Management Information Circular contains important information about the meeting, voting, the  nominated directors, our governance practices and how we compensate our executives and directors, among  other things. It also describes the board’s role and responsibilities. In addition to these items, we will discuss, at  the meeting, highlights of our 2015 performance and our plans for the future. You will also be able to meet and  interact with your directors and the senior officers of the Company.    Your participation in the affairs of the Company is important to us. It is important that you exercise your vote,  either in person at the meeting, by completing and returning your proxy form, by telephone or online.    I look forward to seeing you at the meeting.                               John A. McCluskey  President and Chief Executive Officer

iii | ALAMOS GOLD INC.  ALAMOS GOLD INC.    NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS  NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Alamos Gold  Inc. (the “Company” or “Alamos”) will be held at the TMX Broadcast Centre, 130 King Street West, Toronto,  Ontario, on Friday, May 13, 2016, at 10:00 a.m., Toronto Time, in order to:  1. Receive and consider the consolidated financial statements of the Company for its financial year ended  December 31, 2015, and the auditors’ report thereon;  2. Elect directors who will serve until the next annual meeting of shareholders;  3. Appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors  to set their remuneration;  4. Approve the Company’s Long Term Incentive Plan;   5. Approve certain changes to the Company’s Shareholders Rights Plan;  6. Approve certain changes to the Company’s By‐laws;   7. Consider and, if thought advisable, pass an advisory resolution on the Company’s approach to executive  compensation; and  8. Transact such other business as may properly be brought before the Meeting or adjournment thereof.  The accompanying Information Circular provides additional information relating to the matters to be dealt with  at  the Meeting and  forms part of  this Notice. The Board of Directors of  the Company has  fixed  the close of  business on March 30, 2016 as the record date for determining the shareholders who are entitled to receive  notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Alamos has prepared a  list, as of the close of business on the record date, of the holders of Alamos common shares. A holder of record  of common shares of Alamos whose name appears on such list is entitled to vote the shares shown opposite  such holder’s name on such list at the Meeting.  Shareholders are cordially invited to attend the Meeting. Shareholders are requested to date, sign and return  the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally.  To be effective, forms of proxy must be received by the Company’s registrar and transfer agent, Computershare  Investor Services Inc., not later than 10:00 a.m., Toronto time, on May 11, 2016.    DATED at Toronto, Ontario, this 1st day of April, 2016.    By Order of the Board of Directors.   Nils F. Engelstad  Vice President, General Counsel

iv | ALAMOS GOLD INC. TABLE OF CONTENTS  NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ............................................................... iii  MANAGEMENT INFORMATION CIRCULAR .................................................................................................... 1  SOLICITATION OF PROXIES ........................................................................................................................ 1  RECORD DATE ............................................................................................................................................ 1  APPOINTMENT AND REVOCATION OF PROXIES ........................................................................................ 1  PROVISIONS RELATING TO VOTING OF PROXIES ...................................................................................... 2  REVOCATION OF PROXIES ......................................................................................................................... 2  ADVICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES .............................................................. 2  NOTICE‐AND‐ACCESS ................................................................................................................................. 3  BENEFICIAL AND REGISTERED SHAREHOLDERS ........................................................................................ 4  HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS ............................................................... 4  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF .................................................................................. 4  BUSINESS OF THE MEETING .......................................................................................................................... 6  Our Policy on Majority Voting ................................................................................................................. 11  Cease Trade Orders, Bankruptcies and Penalties and Sanctions ............................................................ 11  STATEMENT OF CORPORATE GOVERNANCE PRACTICES ............................................................................ 26  The Role of the Board of Directors .......................................................................................................... 26  Director Independence ........................................................................................................................... 27  Attendance Record in 2015 for Directors ............................................................................................... 27  Board Assessment ................................................................................................................................... 29  Skills and Areas of Expertise .................................................................................................................... 29  Diversity ................................................................................................................................................... 30  Director Tenure ....................................................................................................................................... 31  Strategic Planning .................................................................................................................................... 32  Risk Management .................................................................................................................................... 32  Committees of the Board ........................................................................................................................ 32  REPORT ON EXECUTIVE COMPENSATION ................................................................................................... 36  Compensation Discussion and Analysis .................................................................................................. 36  Base Salary .............................................................................................................................................. 38  Non‐Equity Annual Incentive .................................................................................................................. 39  Long‐Term Incentive Plans ...................................................................................................................... 39  Pension Plans .......................................................................................................................................... 40  Employee Share Purchase Plan ............................................................................................................... 41  Managing Compensation‐Related Risk ................................................................................................... 42  Summary of Compensation ..................................................................................................................... 43  CEO Compensation .................................................................................................................................. 45  Corporate Metrics ................................................................................................................................... 49  Termination and Change of Control ........................................................................................................ 54  Report on Director Compensation .......................................................................................................... 59  OTHER INFORMATION ................................................................................................................................ 65

v | ALAMOS GOLD INC. Securities Authorized for Issuance under Equity Compensation Plans .................................................. 65  INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS ........................................................................ 65  INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS ............................................................. 65  MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS ................................................................. 65  AUDIT COMMITTEE ..................................................................................................................................... 66  INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON ........................................................... 66  ADDITIONAL INFORMATION ....................................................................................................................... 66  Schedule “A” ‐ Summary of 2016 Rights Plan ............................................................................................. 67  Schedule “B” ‐ Amended By‐Law No. 1 ....................................................................................................... 71  Schedule “C” – Board of Directors Mandate ............................................................................................... 79

 ALAMOS GOLD INC.    MANAGEMENT INFORMATION CIRCULAR  (This information is given as at April 1, 2016, unless otherwise indicated)  SOLICITATION OF PROXIES  This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies  by the management of Alamos Gold Inc. (the “Company” or “Alamos”) for use at the Annual and Special General  Meeting of the Shareholders of the Company (the “Meeting”) (and at any adjournment thereof) to be held at  10:00 a.m., Toronto Time, on May 13, 2016 at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario.    The Company will bear the expense of this solicitation.  It is expected the solicitation will be made primarily by  mail,  but  regular  employees  or  representatives  of  the  Company  (none  of  whom  shall  receive  any  extra  compensation  for  these  activities) may  also  solicit  by  telephone,  facsimile  and  in  person  and  arrange  for  intermediaries to send this Circular and the form of proxy to their principals at the expense of the Company.    The contents and the sending of this Circular have been approved by the Board of Directors of the Company (the  “Board”).  All dollar  amounts  referenced  in  this Circular  are  in United  States Dollars, unless otherwise  specified.    The  exchange rate as at December 31, 2015 was Cdn$1.00 = US$0.722.   RECORD DATE  The directors of the Company have set the close of business on March 30, 2016 as the record date (the “Record  Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting.   Only  shareholders of  record as of  the Record Date  shall be entitled  to  receive notice of and  to vote at  the  Meeting, unless after the Record Date a shareholder transfers his or her common shares and the transferee (the  “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least 10  days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included  on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such  shares at the Meeting.  Such written request by the Transferee shall be sent to the Company’s Vice President,  General Counsel at the following address: Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada,  M5J 2T3.    APPOINTMENT AND REVOCATION OF PROXIES  The persons named in the accompanying form of proxy are designated as proxy holders by management of the  Company.  A  SHAREHOLDER  WISHING  TO  APPOINT  SOME  OTHER  PERSON  (WHO  NEED  NOT  BE  A  SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting such person’s  name in the blank space provided in the accompanying form of proxy or by completing another proper form of  proxy and, in either case, delivering the completed proxy to Computershare Investor Services Inc., 9th Floor, 100  University  Avenue,  Toronto,  Ontario, M5J  2Y1,  not  less  than  48  hours  (excluding  Saturdays,  Sundays  and  holidays) prior to the time of the Meeting unless the Chairman of the Meeting elects to exercise his discretion

2 | ALAMOS GOLD INC. to accept proxies  received subsequently. Telephone voting can be completed at 1‐866‐732‐vote  (1‐866‐732‐ 8683) and Internet voting can be completed at www.investorvote.com.  PROVISIONS RELATING TO VOTING OF PROXIES  The  shares  represented by proxy will  be  voted or withheld  from  voting by  the  designated proxy  holder  in  accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for  and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted  accordingly.  If there are no instructions provided by the shareholder, those shares will be voted in favour of all  proposals set out in this Circular.  The proxy gives the person named in it the discretion to vote as they see fit on  any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may  properly come before the Meeting.  At the time of printing of this Circular, the management of the Company  knows of no other matters which may come before the Meeting other than those referred to in the notice of  meeting.  REVOCATION OF PROXIES  Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In  addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing,  including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in  writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney  thereof duly authorized.    The  instrument revoking the proxy must be deposited at (i) the registered office of the Company, Brookfield  Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada, M5J 2T3, at any time up to and including the last  business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at  the Meeting to the Chairman of the Meeting.  Only registered shareholders have the right to revoke a proxy.   Non‐registered shareholders who wish to change their vote must, at least seven (7) days before the Meeting,  arrange for their respective intermediaries to revoke the proxy on their behalf.  ADVICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES  The  information  set  forth  in  this  section  is of  significant  importance  to many  shareholders as a  substantial  number of shareholders do not hold common shares in their own names.  Shareholders who do not hold their  shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders  whose names  appear on  the  records  of  the Company  as  the  registered holders of  common  shares  can be  recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a  shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s  name on the records of the Company.  Such common shares will more likely be registered under the name of  the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such common shares are  registered under  the name of CDS & Co  (the  registration name  for  The Canadian Depository  for  Securities  Limited, which acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their  agents  or  nominees  can  only  be  voted  (for  or  against  resolutions)  upon  the  instructions  of  the  Beneficial  Shareholders.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their  common shares are communicated to the appropriate person well in advance of the Meeting.  Applicable  regulatory  policies  require  intermediaries/brokers  to  seek  voting  instructions  from  Beneficial  Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures  and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders  in order to ensure that their common shares are voted at the Meeting.  The form of proxy supplied to a Beneficial  Shareholder by  its broker  (or  the agent of  the broker)  is similar  to  the  form of proxy provided  to registered

3 | ALAMOS GOLD INC. shareholders by the Company.   However,  its purpose  is  limited to  instructing the registered shareholder (the  broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now  delegate  responsibility  for  obtaining  instructions  from  clients  to  Broadridge  Financial  Solutions,  Inc.  (“Broadridge”) in Canada.  Broadridge typically applies a special sticker to proxy forms, mails those forms to the  Beneficial Shareholders, and asks Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge  then tabulates the results of all instructions received and provides appropriate instructions respecting the voting  of shares to be presented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge sticker  on  it cannot use that proxy to vote common shares directly at the Meeting.   The proxy must be returned to  Broadridge well in advance of the Meeting in order to have the common shares voted.    Although a Beneficial Shareholder may not be recognized directly at  the Meeting  for  the purposes of voting  common shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial  Shareholder may attend at the Meeting as proxy holder for the registered shareholder and vote the common  shares  in that capacity.   Beneficial Shareholders who wish to attend at the Meeting and  indirectly vote their  common shares as proxy holder for the registered shareholder should enter their own names in the blank space  on the  instrument of proxy provided to them and return the same to their broker (or the broker’s agent)  in  accordance  with  the  instructions  provided  by  such  broker  (or  agent),  well  in  advance  of  the  Meeting.   Alternatively,  a  Beneficial  Shareholder  may  request  in  writing  that  their  broker  send  to  the  Beneficial  Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their  common shares.  In addition, Canadian securities legislation permits the Company to forward notice and voting instruction form  directly to “Non‐Objecting Beneficial Shareholders”.  If the Company or its agent has sent these materials directly  to you (instead of through a nominee), your name, address and information about your holding of securities has  been obtained in accordance with applicable securities regulatory requirements from the nominee holding on  your behalf.  By choosing to send these materials to you directly, the Company (and not the nominee holding on  your behalf) has assumed responsibility for (i) delivering materials to you; and (ii) executing your proper voting  instructions.  NOTICE‐AND‐ACCESS   This  year  the  Company  is  using  the  “notice‐and‐access”  system  adopted  by  the  Canadian  Securities  Administrators  for  the  delivery  of  the  Circular  and  2015  annual  report  to  both  beneficial  and  registered  shareholders,  which  includes  the  Company’s  management’s  discussion  and  analysis  and  annual  audited  consolidated  financial  statements  for  the  fiscal  year  ended December  31,  2015  (collectively,  the  “Meeting  Materials”). Under notice‐and‐access, you will still receive a proxy or voting  instruction form enabling you to  vote at the Meeting. However, instead of a paper copy of the Circular, you receive this notice which contains  information about how to access the Meeting Materials electronically. The principal benefit of the notice‐and‐ access  system  is  that  it  reduces  the  environmental  impact  of  producing  and  distributing  paper  copies  of  documents in large quantities.   The  Circular  and  form  of  proxy  (or  voting  instruction  form,  as  applicable)  provide  additional  information  concerning the matters to be dealt with at the Meeting. You should access and review all information contained  in the Circular before voting.     Websites Where Meeting Materials are posted     Our Meeting Materials can be viewed online on our website at www.alamosgold.com, under our profile on  SEDAR at www.sedar.com, or at www.envisionreports.com/ALAMOSGOLD2016.

4 | ALAMOS GOLD INC. BENEFICIAL AND REGISTERED SHAREHOLDERS   If  you would  like paper  copies of  the Meeting Materials,  you  should  first determine whether  you  are  (i)  a  beneficial holder of the Common Shares, as are most of our shareholders, or (ii) a registered shareholder.    You  are  a  beneficial  shareholder  (also  known  as  a  non‐registered  shareholder)  if  you  beneficially  own  Common Shares that are held in the name of an intermediary such as a depository, bank, trust company,  securities broker, trustee, clearing agency (such as CDS Clearing and Depository Services Inc. or “CDS”) or  other intermediary. For example, you are a non‐registered shareholder if your Common Shares are held in  a brokerage account of any type.    You are a registered shareholder  if you hold a paper share certificate and your name appears directly on  your share certificate.   HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS   Beneficial shareholders may request that paper copies of the Meeting Materials be mailed to them at no cost.  Requests may  be made  up  to  one  year  from  the  date  that  the  Circular was  filed  on  SEDAR  by  going  to  www.proxyvote.com and entering  the 16‐digit  control number  located on your voting  instruction  form and  following the instructions provided. Alternatively, you may submit a request by calling 1‐877‐907‐7643. Requests  should be received by May 3, 2016 (i.e., at least seven business days in advance of the date and time set out in  your voting instruction form as a voting deadline) if you would like to receive the Meeting Materials in advance  of the voting deadline and Meeting date.   If  you  hold  a  paper  share  certificate  and  your  name  appears  directly  on  your  share  certificate,  you  are  a  registered shareholder and you may request that paper copies of the Meeting Materials be mailed to you at no  cost by calling 1‐866‐962‐0498.  If you are a Non‐Objecting Beneficial Owner you may also request that paper  copies of the Meeting Materials be mailed to you at no cost by calling 1‐866‐962‐0498.   Requests should be  received by May 3, 2016 (i.e., at least seven business days in advance of the date and time set out in your proxy  form as a voting deadline).  Requests by registered shareholders may be made up to one year from the date that  the Circular was filed on SEDAR by calling the Assistant Corporate Secretary of the Company at 1‐866‐788‐8801.   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF  The Company is authorized to issue an unlimited number of common shares without par value.  On April 1, 2016,  263,420,166 common shares were issued and outstanding, each share carrying the right to one vote.  On any  poll, the persons named in the enclosed proxy will vote the shares in respect of which they are appointed.  Where  instructions are given by the shareholder in respect of voting for or against any resolution, the proxy holders will  do so in accordance with such instructions.  Only shareholders of record on the close of business on March 30,  2016, who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject  to the provisions set out under the headings “Record Date” and “Appointment and Revocation of Proxies” will  be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

5 | ALAMOS GOLD INC. To the knowledge of the directors and senior officers of the Company, as at the date of this Circular, there are  no persons or companies beneficially owning or controlling or directing, directly or  indirectly, shares carrying  10% or more of the voting rights attached to all outstanding shares of the Company, except as follows:    Name and Address  Number of Shares  Percentage of Outstanding Common  Shares  Van Eck Associates Corporation (on behalf of its  investment advisory subsidiaries)  ‐ 335 Madison  Avenue, 19th Floor, New York, NY, USA  10017  32,305,510 (1)  12.64%  (1) According to a report filed under National Instrument 62‐103 on SEDAR on November 10, 2015 this company owned or exercised control or  direction over the number of common shares of the Company indicated as at October 30, 2015.

6 | ALAMOS GOLD INC. BUSINESS OF THE MEETING  The Meeting will address the following matters:    1. Receive and consider the consolidated financial statements of the Company for its financial year ended  December 31, 2015, and the auditors’ report thereon;  2. Elect directors who will serve until the next annual meeting of shareholders;  3. Appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors  to set their remuneration;  4. Approve the Company’s Long Term Incentive Plan;   5. Approve certain changes to the Company’s Shareholders Rights Plan;  6. Approve certain changes to the company’s By‐laws;   7. Consider and, if thought advisable, pass an advisory resolution on the Company’s approach to executive  compensation; and  8. Transact such other business as may properly be brought before the Meeting or adjournment thereof.    1.  Receiving the Consolidated Financial Statements of Alamos Gold Inc.   The consolidated financial statements of the Company for the fiscal year ended December 31, 2015, together  with the auditors’ report thereon are being mailed to the Company’s registered and beneficial shareholders who  requested  them.  The  2015  consolidated  financial  statements  of  the  Company  are  available  on  the Alamos  website  at www.alamosgold.com  and  on  both  the  System  for  Electronic  Document  Analysis  and  Retrieval  (SEDAR) at www.sedar.com and www.envisionreports.com/ALAMOSGOLD2016.     2.  Election of Directors  At the Meeting, shareholders will be asked to elect nine (9) directors to succeed the present directors.   Each  director elected will hold office until the conclusion of the next annual meeting of shareholders of the Company  at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the  Company or the provisions of the Business Corporations Act (Ontario).   All of the nominated directors are independent, except for John McCluskey, the Company’s President and Chief  Executive Officer (“CEO”). (See “Director Independence”, on page 27, below.). As such, the majority (89%) of  director nominees are independent.   You can vote for all of these directors, vote for some of them and against for others, or against all of them.   The following pages sets out information about the nominees for election as directors. There are no contracts,  arrangements or understandings between any director or executive officer or any other person pursuant  to  which any of the nominees has been nominated for election as a director of the Company.   All nominees, with the exception of Ms. Kennedy (who joined the Board in November 2015), were previously  directors of either Alamos Gold Inc. (which will be referred to “Former Alamos” prior to July 2, 2015) or AuRico  Gold Inc. (“AuRico”) upon the amalgamation in July, 2015 and have served on the Board since that time. Each of  the nominated directors is eligible to serve as a director and has expressed his/her willingness to do so.    To learn more about how our Board operates, see our “Statement of Corporate Governance Practices” on page  26.

7 | ALAMOS GOLD INC. Unless otherwise instructed, the named proxyholders will vote for all of the nominated directors listed below.  If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy  reserve the right to nominate and vote for another nominee in their discretion.    Mark Daniel, 69  Toronto, Ontario, Canada   Independent: Yes  Securities Held  Shares: 9,145  Options: 81,771  SARs: 0  RSUs: 23,812  DSUs: 12,566  Mr. Daniel has more than 35 years of international experience. Most recently, Mr. Daniel was Vice  President, Human Resources for Vale Canada (formerly Inco Limited). Prior to that, he worked with  the Bank of Canada and a number of other federal agencies before joining the Conference Board of  Canada.    Previously  Mr.  Daniel was  a  Director  of  AuRico  Gold  Inc. Mr.  Daniel  holds  a  PhD  in  Economics.    Committees and Attendance (July 2, 2015 ‐ Present)   Board – 5 of 5   Human Resources Committee (Chair) – 4 of 4   Corporate Governance and Nominating Committee – 4 of 4   Overall Attendance: 100%  Other Public Boards   Klondex Mines Ltd.  Areas of Expertise:  Strategy and Leadership, Metals and Mining, Public Policy, Government  Relations, Political Risk, Human Resources, International Business, Corporate Governance and  Legal.  Mr. Daniel was a director of AuRico Gold Inc., a predecessor to Alamos Gold Inc.  Director: October  26, 2011 – July 1, 2015, Meetings attended in 2015: Board – 6 of 6, Human Resources Committee  (Chair)   – 3 of 3, Nominating and Corporate Governance Committee –1 of 1,   Overall Attendance:  100%  Patrick Downey, 72  Port Perry, Ontario, Canada   Independent: Yes  Securities Held  Shares: 10,064  Options: 81,771  SARs: 0  RSUs: 23,812  DSUs: 12,566  Mr. Downey is a corporate director who has been involved in the copper and gold mining industry  throughout most of his 35 year career. He is a Director of Minco Plc.  Mr. Downey was an executive  and  director  for  several public  resource  companies and  the Chief  Financial Officer of Northgate  Minerals Corporation for  four years, retiring as President and CEO  in 1994. He  is certified by the  Institute of Corporate Directors and a member of the Ontario Chapter of the Canadian Institute of  Chartered  Accountants.  Mr.  Downey  holds  an  Honours  Bachelor  of  Commerce  degree  from  Laurentian University.  Committees and Attendance (July 2, 2015 ‐ Present)   Board – 5 of 5   Audit Committee  – 4 of 4   Human Resources Committee – 4 of 4   Overall Attendance: 100%  Other Public Boards   Minco Plc  Areas of Expertise: Strategy and Leadership, Operations and Exploration, Metals and Mining,  Finance, Human Resources, Accounting, International Business, Corporate Governance and Legal.   Mr. Downey was a director of AuRico Gold Inc., a predecessor to Alamos Gold Inc.  Director: October  26, 2011 – July 1, 2015, Meetings attended in 2015: Board – 6 of 6, Audit Committee – 3 of 3, Human  Resources Committee –3 of 3, Overall Attendance: 100%

8 | ALAMOS GOLD INC. David Fleck, 56   Toronto, Ontario, Canada   Independent: Yes  Securities Held  Shares: 10,000  Options: 0   SARs: 0  RSUs: 0  DSUs: 36,017  s: 36,017  Mr. Fleck has more than 25 years of capital markets experience. Beginning his career in corporate  finance,  Mr.  Fleck  ultimately  rose  to  the  positions  of  Co‐Head  Equity  Products  and  Executive  Managing Director of the BMO Financial Group.  In addition, Mr. Fleck was subsequently appointed  President of Mapleridge Capital Corp., and then President and Chief Executive Officer of Macquarie  Capital Markets Canada. Currently, Mr. Fleck  is Senior Vice President, Partner of Delaney Capital  Management and a Director of Yappn Corp.  Mr. Fleck holds a B.A. in Economics from the University  of Western Ontario,  an MBA  from  INSEAD  School of Business  and has  completed  the Directors  Education Program at Rotman School of Business, University of Toronto.  Committees and Attendance (July 2, 2015 ‐ Present)    Board – 5 of 5   Audit Committee – 4 of 4   Corporate Governance and Nominating Committee (Chair) – 1 of 1   Overall Attendance: 100%  Other Public Boards   Yappn Corp.  Areas of Expertise: Strategy and Leadership, Finance, Human Resources, Accounting, Corporate  Governance and Legal.   Mr. Fleck was a director on the Former Alamos Gold Board. Director: March 10, 2014 – July 1, 2015  Meetings attended in 2015: Board – 8 of 8, Audit Committee (Chair) – 2 of 2, Corporate Governance  Committee – 1 of 1, Overall Attendance: 100%.    David Gower, 57   Oakville, Ontario, Canada   Independent: Yes  Securities Held  Shares: 15,000  Options: 80,000  SARs: 25,000   RSUs: 0  DSUs: 29,446  Mr. Gower has been  involved  in  the mineral  industry  for over 25 years,  including positions with  Falconbridge Limited and Noranda  Inc. While at Falconbridge he was General Manager of Global  Nickel  and PGM Exploration  and  a member of  the  senior operating  team  that  approved  capital  budgets  for  new mining  projects.  David  has  been  involved  in  numerous  discoveries  and mine  development  projects,  including  brown  field  discoveries  at  Raglan,  Matagami,  and  Sudbury  in  Canada, and at Falcondo  in  the Dominican Republic, and green  field discoveries  in Brazil and at  Kabanga in Tanzania. Mr. Gower has been the President of Brazil Potash Corporation since 2009. Mr.  Gower has a Bachelor of Science degree in Geology from Saint Francis Xavier University, a Master of  Science degree in Earth Sciences from Memorial University and is a Professional Geoscientist.  Committees and Attendance (July 2, 2015 ‐ Present)   Board – 5 of 5   Human Resources Committee – 4 of 4   Technical and Sustainability Committee – 3 of 3   Overall Attendance: 100%  Other Public Boards   Apogee Silver Ltd.   Emerita Gold Corp.   Aguia Resources Ltd.  Areas of Expertise: Strategy and Leadership, Operations and Exploration, Metals and Mining,  Human Resources, International Business.  Mr. Gower was a director on the Former Alamos Gold Board. Director: May 19, 2009 – July 1, 2015,  Meetings attended in 2015: Board – 8 of 8, Compensation Committee (Chair) – 2 of 2, Technical and  Sustainability Committee – 2 of 2, Overall attendance: 100%.

9 | ALAMOS GOLD INC. Claire Kennedy, 49  Toronto, Ontario, Canada   Independent: Yes  Securities Held  Shares: 0  Options: 0  SARs: 0   RSUs: 0  DSUs: 24,631  Ms. Kennedy  is a  lawyer and partner  in the Toronto office of Bennett Jones LLP.  In addition, Ms.  Kennedy is a director of the Bank of Canada, a government appointee to the University of Toronto's  Governing  Council  and  member  of  the  Dean's  Advisory  Committee  at  Rotman  School  of  Management.  Ms. Kennedy is a past member of the Dean's Council at Queen’s University School of  Law  and  formerly  a  director of Neo Material Technologies  Inc.   Ms. Kennedy holds a degree  in  chemical engineering from the University of Toronto, a law degree from Queen’s University, and is  enrolled in the University of Chicago’s Booth School of Business Advanced Management Program.  She also holds  the  ICD.D designation  from  the  Institute of Corporate Directors and  is a  licensed  Professional Engineer in Ontario.    Committees and Attendance (November 10, 2015 ‐ Present)   Board – 3 of 3   Technical and Sustainability Committee  –  1 of 1   Corporate Governance and Nominating Committee – 1 of 1   Overall Attendance: 100%  Areas of Expertise:  Finance, Public Policy, Government Relations, Political Risk, Accounting,  Corporate Governance and Legal.  John A. McCluskey, 55  Toronto, Ontario, Canada   Independent: No  Securities Held  Shares: 672,601(1)  Options: 1,890,700   SARs: 0  RSUs: 269,626  DSUs: 0  Mr. McCluskey began his career with Glamis Gold Ltd. in 1983. He went on to hold senior executive  positions  in  a  number  of  public  companies  in  the  resource  sector.  In  1996  he  founded  Grayd  Resource Corporation, where he was CEO.  In 1996 he also co‐founded Alamos Minerals with mining  hall of famer Chester Millar. Mr. McCluskey has been the President and Chief Executive Officer of  Alamos since 2003, when the company merged with National Gold Corp. Mr. McCluskey was named  Ontario’s 2012 Ernst & Young Entrepreneur Of The Year, based on a judging panel’s assessment of  financial  performance,  vision,  leadership,  innovation,  personal  integrity  and  influence,  social  responsibility and entrepreneurial spirit.   Mr. McCluskey is the President and CEO of Alamos Gold Inc.  Committees and Attendance (July 2, 2015 ‐ Present)    Board – 5 of 5   Overall Attendance: 100%  Other Public Boards   AuRico Metals Inc.   Areas of Expertise: Strategy and Leadership, Operations and Exploration, Metals and Mining,  Finance, Public Policy, Government Relations, Political Risk and International Business.  Mr. McCluskey was a director on the Former Alamos Gold Board. Director: June, 1996 – July 1, 2015,  Meetings attended in 2015: Board – 8 of 8, Overall Attendance: 100%.  (1) Of this amount, 219,941 common shares are held by Mr. McCluskey's spouse, 86,568 common shares are held by  No. 369 Sail View Ventures Ltd., a corporation wholly‐owned by Mr. McCluskey and his spouse, and a total of  366,092 common shares are held directly by Mr. McCluskey.

10 | ALAMOS GOLD INC. Paul J. Murphy, 64    Toronto, Ontario, Canada   Independent: Yes  Securities Held  Shares: 13,000  Options: 80,000  SARs: 25,000   RSUs: 0  DSUs: 47,871  Mr. Murphy was a Partner and National Mining Leader of PricewaterhouseCoopers LLP from 2004  to April 2010 and Partner of PricewaterhouseCoopers LLP since 1981.  Throughout his career, Mr.  Murphy  has  worked  primarily  in  the  resource  sector,  with  a  client  list  that  includes  major  international  oil  and  gas  and mining  companies.  His  professional  experience  includes  financial  reporting controls, operational effectiveness, International Financial Reporting Standards (“IFRS”),  and SEC reporting issues, financing, valuation, and taxation as they pertain to the mining sector.  Mr.  Murphy is currently the Chief Financial Officer and Executive Vice‐President, Guyana Goldfields Inc.  since April 2010 and Chief Financial Officer of GPM Metals Inc. since May 2012. Mr. Murphy obtained  a Bachelor of Commerce degree from Queen’s University, and obtained his Chartered Accountant  designation in 1975.  Mr. Murphy is Chair of the Board.   Committees and Attendance (July 2, 2015 ‐ Present)   Board (Chair) – 5 of 5   Overall Attendance: 100%.    Other Public Boards   Continental Gold  Areas of Expertise: Strategy and Leadership, Finance, Accounting.  Mr. Murphy was a director on the Former Alamos Gold Board. Director: February 18, 2010 – July 1,  2015, Meetings  attended  in 2015: Board  (Chair)  – 8 of 8, Audit  Committee  –  2  of 2,  Corporate  Governance Committee (Chair) – 1 of 1, Overall Attendance: 100%.  Ronald Smith, 65  Yarmouth, Nova Scotia,  Canada    Independent: Yes  Securities Held  Shares: 8,132  Options: 63,075   SARs: 0  RSUs: 23,812  DSUs: 21,839  Ron Smith is an independent director with more than 40 years of experience in the financial, telecom  and energy sectors. He retired  in 2004 as Senior Vice President and CFO of Emera  Inc. and Nova  Scotia Power Inc. Prior to that, he served as CFO of Maritime Tel and Tel Limited, now Bell Aliant  Inc., from 1987 to 1999. Mr. Smith began his career with Clarkson Gordon, now Ernst & Young, where  he became a partner in 1981 and specialized in insolvency and corporate restructuring assignments  for most of his 16 years with the firm. He has served on many business and not‐for‐profit boards  over the past 25 years, including 10 years on the Canada Pension Plan Investment Board from 2002  to 2012 and serving as Chair of the Acadia University Board of Governors from 2004 to 2009. Mr.  Smith has been recognized as a Fellow of the Institute of Chartered Accountants and has received  the ICD.D certification from the Institute of Corporate Directors.  Committees and Attendance (July 2, 2015 ‐ Present)    Board  – 5 of 5   Audit Committee (Chair) – 4 of 4   Corporate Governance and Nominating Committee – 4 of 4   Overall Attendance: 100%     Areas of Expertise: Strategy and Leadership, Finance, Public Policy, Government Relations, Political  Risk, Human Resources, Accounting, Corporate Governance and Legal.  Mr. Smith was a director of AuRico Gold Inc., a predecessor to Alamos Gold Inc.  Director: May 15,  2009 – July 1, 2015, Meetings attended in 2015: Board – 6 of 6, Audit Committee (Chair) – 3 of 3,  Human Resources Committee – 3 of 3, Overall Attendance: 100%.

11 | ALAMOS GOLD INC. Kenneth Stowe, 63  Oakville, Ontario, Canada   Independent: Yes  Securities Held  Shares: 3,000  Options: 0  SARs: 225,000  RSUs: 0  DSUs: 29,446  Mr.  Stowe  began  his  career with  Noranda  Inc.  and  spent  21  years  in  progressive  operational,  research and development, and corporate roles. In 1999, he was appointed President of Northgate  Minerals Corporation and served as Chief Executive Officer from 2001 to 2011. Mr. Stowe received  the prestigious Canadian Mineral Processor of  the Year Award  in 2006,  recognizing his  superior  accomplishments and contributions in the field of mineral processing. Previously, Mr. Stowe was a  Director of Klondex Minerals Ltd. and Director of Fire River Gold Corp. Mr. Stowe obtained a Bachelor  of Science and Master of Science degrees in Mining Engineering from Queen’s University.    Committees and Attendance (July 2, 2015 ‐ Present)    Board – 5 of 5   Human Resources Committee – 1 of 1   Technical and Sustainability Committee (Chair) – 3 of 3   Overall Attendance: 100%     Other Public Boards   Hudbay Minerals Inc.   Zenyatta Ventures Ltd.  Areas of Expertise: Strategy and Leadership, Operations and Exploration, Metals and Mining,  Finance, Human Resources, International Business, Corporate Governance and Legal.  Mr. Stowe was a director on the Former Alamos Gold Board. Director: September 26, 2011 – July 1,  2015, Meetings attended in 2015: Board – 8 of 8, Compensation Committee – 2 of 2, Technical and  Sustainability  Committee  (Chair)  –  2  of  2,  Corporate  Governance  Committee  –  1  of  1,  Overall  Attendance: 100%.  The information as to province of residence and principal occupation has been furnished by the respective directors individually, and the information as to  shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by  the respective directors individually as at March 29, 2016 as reported on the SEDI website at www.sedi.ca.     Our Policy on Majority Voting  The Board believes that each of its members should carry the confidence and support of its shareholders. To this  end, the Board has unanimously adopted a Majority Voting Policy. If, at any meeting for the election of directors,  a director receives more “withheld” votes than “for” votes, the director must promptly tender his resignation to  the Board, to take effect on acceptance by the Board. The Board will promptly accept the resignation unless the  Corporate Governance  Committee  of  the  Company  determines  that  there  are  extraordinary  circumstances  relating to the composition of the Board or the voting results that should delay the acceptance of the resignation  or justify rejecting it. Within 90 days of the relevant shareholders' meeting, the Board will make a final decision  and announce such decision, including any reasons for not accepting a resignation, by way of press release.  If  the Board accepts the offer, it may appoint a new director to fill the vacancy.  Any director who tenders his or  her resignation will not participate in the deliberations of the Corporate Governance Committee or the Board  regarding such matter. In the event any director fails to tender his or her resignation  in accordance with this  policy, the Board will not re‐nominate such director.  Cease Trade Orders, Bankruptcies and Penalties and Sanctions   No proposed director of the Company is, as at the date of this Circular, or was within 10 years before the date  of  this  Circular,  a  director,  chief  executive  officer  or  chief  financial  officer  of  any  company  (including  the  Company), that: (1) was subject to a cease trade order, an order similar to a cease trade order or an order that  denied the relevant company access to any exemption under securities legislation, for a period of more than 30  consecutive days,  that was  issued while  the proposed director was acting  in  the  capacity as director,  chief

12 | ALAMOS GOLD INC. executive officer or chief financial officer; or (2) was subject to a cease trade order, an order similar to a cease  trade order or an order that denied the relevant company access to any exemption under securities legislation,  for a period of more  than 30 consecutive days,  that was  issued after  the proposed director ceased  to be a  director, chief executive officer or chief financial officer and which resulted from an event that occurred while  that person was acting in the capacity as director, chief executive officer or chief financial officer.  Except as described below, no proposed director of the Company (a)  is, as at the date of this Circular, or has  been within the 10 years before the date of this Circular, a director or executive officer of any company (including  the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act  in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency  or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver,  receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this  Circular, become bankrupt, made  a  proposal under  any  legislation  relating  to bankruptcy or  insolvency, or  become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver,  receiver manager or trustee appointed to hold the assets of the proposed director.  In October 2013, Fire River Gold Inc. entered into a compromise with its creditors after defaulting on its lending  facility. Mr. Kenneth Stowe had ceased to be a director of that company in March of 2013.  No proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court  relating  to  securities  legislation  or  by  a  securities  regulatory  authority  or  has  entered  into  a  settlement  agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or  regulatory body that would likely be considered important to a reasonable security holder in deciding whether  to vote for a proposed director.  3.  Appointment of Auditor  The  persons  named  in  the  enclosed  form  of  proxy will  vote  for  the  appointment  of  KPMG  LLP,  Chartered  Accountants, of 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5, as auditor of the Company for  the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the  directors. For the fiscal year ended December 31, 2015, KPMG LLP were paid the following fees:    Fiscal Year End  Audit Fees(1)  Audit Related Fees(2) Tax Fees(3)  All Other Fees(4)  2015 (Alamos)(5)  $758,727 $54,810 $104,922  $196,533 (1) Fees charged for the annual financial statement audit, quarterly reviews and audits with respect to carve‐out financial statements for the  transaction between Former Alamos and AuRico and consent procedures for securities documents.  (2) Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.  (3) Fees charged for tax compliance, tax advice and tax planning services.  (4) Fees for services other than disclosed in any other column (in 2015 includes assistance provided in respect of post‐merger integration).  (5) All fees in USD.  4.  Approval of Long Term Incentive Plan    At  the Meeting, Shareholders will be  asked to vote on a resolution (“Incentive Plan Resolution”) to approve  amendments to the non‐executive director limits under the Company’s Long‐Term Incentive Plan (“LTI Plan”), as  amended and restated as of March 22, 2016, and the unallocated awards under the LTI Plan. Upon the completion  of  the business  combination of AuRico and  Former Alamos,  the Board of Directors of Alamos approved  the  amendment and restatement of the LTI Plan. The amendment and restatement of the LTI Plan at the time did not

13 | ALAMOS GOLD INC. require shareholder approval  in accordance with  its amending provisions, and was  intended to reflect clerical  changes  resulting  from  the amalgamation of AuRico and Former Alamos.   As described below,  the Company  recently made certain other changes to the vesting and termination provisions of the LTI Plan in accordance with  corporate governance best practices, certain clarifications to ensure compliance under applicable law and other  clerical and housekeeping changes, which were approved by the Board on March 22, 2016. These amendments  do  not  require  shareholder  approval  pursuant  to  the  amending  provisions  of  the  LTI  Plan. Upon  obtaining  Shareholder approval, the Company’s only compensation plans providing for the issuance of securities will be the  LTI Plan and the Company’s Employee Share Purchase Plan (“ESPP”).  The LTI Plan provides for awards of stock options (“Options”), performance share units (“PSUs”), restricted share  units (“RSUs”) and deferred share units (“DSUs” and, together with the PSUs and RSUs, the “Unit Awards”).    The following table summarizes the key features of the LTI Plan and proposed amendments thereto.  A copy of  the LTI Plan can be requested from the Assistant Corporate Secretary at notice@alamosgold.com or 416‐368‐ 9932.    Eligible Participants  For all Unit Awards, any director, officer, employee or consultant of the Company or any  subsidiary of  the Company.  For Options,  any officer,  employee or  consultant of  the  Company or any subsidiary of the Company. For greater certainty, the Company does  not grant Options to non‐executive directors.  Types of Awards  Options, PSUs, RSUs and DSUs.  Number  of  Securities  Issued and Issuable  The aggregate number of Common Shares to be reserved and set aside for issue upon  the exercise or redemption and settlement for all awards granted under the LTI Plan,  together with  all  other  security‐based  compensation  arrangements  of  the  Company  (other than the Company’s legacy stock option plan), shall not exceed 6.5% of the issued  and outstanding Common Shares at the time of granting the award (on a non‐diluted  basis). In respect of PSUs, the maximum number of Common Shares issuable under the  PSU shall be included in the calculation for such purposes.  As of April 1, 2016, 452,097  Common Shares have been issued upon the exercise or settlement of awards under the  LTI  Plan,  representing  approximately  0.17%  of  the  issued  and  outstanding  Common  Shares as of that date. As of April 1, 2016, 7,917,524 Common Shares are issuable upon  the  exercise  or  settlement  of  awards  outstanding  under  the  LTI  Plan,  representing  approximately 3.0% of the issued and outstanding Common Shares as of that date.  Plan Limits  When combined with all of the Company’s other previously established security‐based  compensation arrangements, the LTI Plan shall not result in:   a  number  of  Common  Shares  issued  to  insiders  within  a  one‐year  period  exceeding  10% of the issued and outstanding Common Shares;   a number of Common Shares  issuable to  insiders at any time exceeding 10%  of the  issued and outstanding Common Shares; and   a number of Shares (i)  issuable to all non‐executive directors of the Company  exceeding 1% of the issued and outstanding Common Shares at such time, or  (ii)  issuable  to  any  one  non‐executive  director  within  a  one‐year  period  exceeding an award value of $150,000 (amended from $100,000 as of March  22, 2016) per such non‐executive director; provided that DSUs granted in lieu  of director fees payable on account of a director’s service as a member of the  Board shall be excluded  for purposes of the above‐noted  limits.   These non‐ executive director  limits were amended,  subject  to Shareholder approval,  to  conform with current corporate governance guidelines.

14 | ALAMOS GOLD INC. Definition of Market  Price  “Market  Price”  means  the  volume‐weighted  average  trading  price  of  the  Common  Shares for the five trading days immediately preceding the applicable date as reported  by the Toronto Stock Exchange.  Assignability  An award may not be assigned, transferred, charged, pledged or otherwise alienated,  other than to a participant’s permitted assigns or personal representatives.  Amending Procedures  The  Board  may,  without  Shareholder  approval,  amend,  suspend,  terminate  or  discontinue the LTI Plan or may amend the terms and conditions of any awards granted  thereunder,  provided  that  no  amendment may materially  and  adversely  affect  any  outstanding  award  without  the  consent  of  the  applicable  participant.  By  way  of  example, amendments that do not require Shareholder approval and that are within the  authority of the Board include but are not limited to:    Amendments of a "housekeeping nature";   Any amendment  for  the purpose of  curing any ambiguity, error or omission  in  the LTI Plan or to correct or supplement any provision of the LTI Plan that is  inconsistent with any other provision of the LTI Plan;   An  amendment  which  is  necessary  to  comply  with  applicable  law  or  the  requirements  of any stock exchange on which the Common Shares are listed;   Amendments  respecting  administration  and  eligibility  for  participation under the LTI Plan;   Any  amendment  to  the  vesting  provisions  of  the  LTI  Plan  or  any  award  thereunder; and   Changes to the termination provisions of an award or the L T I  Plan which do  not entail an  extension beyond the original fixed term.  Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments:   Reducing the exercise price of Options, or canceling and reissuing any Options  so as to in effect reduce the exercise price;   Extending  (i) the term of an Option beyond its original expiry date, or  (ii) the  date on  which a Unit Award will be  forfeited  or  terminated  in  accordance  with  its  terms,  other  than  in  circumstances  involving a blackout period;   Increasing  the  fixed maximum  percentage  of  Common  Shares  reserved  for  issuance  under  the  LTI  Plan  (including  a  change  from  a  fixed  maximum  percentage of Common Shares to a fixed maximum number of Common Shares);  Revising insider participation limits or the non‐executive director limits;   Revising  the  restriction  on  assignment  provision  to  permit Options and Unit  Awards  to  be  transferable  or  assignable  other  than  for  estate  settlement  purposes;   Amending the definition of “Eligible Person” that may permit the introduction  or reintroduction of non‐executive directors on a discretionary basis; and   Revising the amending provisions.  Financial Assistance  The Company will not provide financial assistance to participants under the LTI Plan.

15 | ALAMOS GOLD INC. Other  In the event of a change in control, the Board shall have the right, but not the obligation,  to permit each participant to exercise all of the participant’s outstanding Options and to  settle all of the participant’s outstanding Unit Awards (to the extent vested), subject to  completion of the change in control, and has the discretion to accelerate vesting.   The LTI Plan further provides that if the expiry date or vesting date of Options is (i) during  a blackout period, or (ii) within ten trading days following the end of a blackout period,  the expiry date or vesting date, as applicable, will be automatically extended for a period  of ten trading days following the end of the blackout period. In the case of Unit Awards,  any settlement that  is effected during a blackout period shall be  in the form of a cash  payment.  Description of Awards  A. Stock Options  Stock Option Terms and  Exercise Price  The number of Common Shares subject  to each Option grant, exercise price, vesting,  expiry date and other terms and conditions are determined by the Board. The exercise  price shall in no event be lower than the Market Price of the Common Shares on the grant  date.  Term  No Option shall have a term exceeding seven years.  Vesting  Unless otherwise specified, each Option shall vest as to one third on each of the first three  anniversaries of the grant date.  Exercise of Option  A  participant may  exercise  vested Options  by  (i)  payment  of    the  exercise  price  per  Common Share subject to each Option, or if permitted by the Board, (ii) without payment  either (A) by receiving an amount in cash per Option equal to the cash proceeds realized  upon the sale of the Common Shares by a securities dealer in the capital markets, less  the applicable exercise price and any applicable withholding taxes, or (B) by receiving the  net number of   Common Shares remaining after the sale of such number of Common  Shares by a securities dealer in the capital markets as required to realize cash proceeds  equal to the applicable exercise price and any applicable withholding taxes.  Circumstances Causing  Cessation of Entitlement     Death  Options granted prior to  March 22, 2016  automatically vest as of  the date of death  Unvested Options granted  on or after March 22,  2016,  are forfeited  (amended as of March 22,  2016)  Options expire on the earlier of the  scheduled expiry date of the Option  and one year following the date of  death  Disability  Options granted prior to  March 22, 2016 continue  to vest in accordance with  their terms   Unvested Options granted  on or after March 22,  2016, are forfeited  (amended as of March 22,  2016)  Options  expire  on  the  scheduled  expiry date of  the Option

16 | ALAMOS GOLD INC. Retirement  Options continue to vest  in accordance with their  terms, subject to  compliance with any  applicable non‐compete  and/or non‐solicit  provisions (amended as of  March 22, 2016)  Options expire on the scheduled  expiry date of the Option  Resignation  Unvested Options are  forfeited  Options expire on the earlier of the  scheduled expiry date of the Option  and three months following the date  of resignation  Termination  without Cause /  Constructive  Dismissal (No  Change in Control) Unvested Options granted  prior to May 13, 2013  automatically vest as of  the termination date  Unvested Options granted  on or after May 13, 2013  but prior to March 22,  2016 continue to vest in  accordance with their  terms  Unvested Options granted  on or after March 22,  2016 are forfeited  (amended as of March 22,  2016)  Options  expire  on  the  scheduled  expiry date of  the Option  Change in Control  Options granted prior  to  May 13, 2013 shall vest  and become immediately  exercisable  Unless otherwise  determined by the Board  or unless otherwise  provided in the  participant’s  employment or award  agreement, Options  granted on or after May  13, 2013 do not vest and  become immediately  exercisable upon a  change in control,  unless:   the  successor  fails  to  continue or  assume  the obligations  under  the  LTI Plan  or  fails  Options  expire  on  the  scheduled  expiry date of  the Option

17 | ALAMOS GOLD INC. to provide for a substitute award, or   if the Option is  continued,  assumed  or  substituted,  the  participant  is  terminated  without  cause  or  resigns for  good reason within  two years  following  the  change in control Termination for  Cause  Unvested Options granted  prior to May 13, 2013 are  forfeited  Options granted on or after  May 13, 2013,  whether  vested  or  unvested  are  forfeited  Options granted prior  to May 13,  2013  shall  expire on the earlier of  the scheduled expiry date of the  Option and three months following  the termination date  B. RSUs and PSUs    RSU and PSU Terms  RSUs  and  PSUs  are  notional  securities  that  entitle  the  recipient  to  receive  cash  or Common  Shares  at  the  end of a  vesting period. Vesting of PSUs  is  contingent upon  achieving  certain performance  criteria,  thus ensuring greater alignment with  the  long‐ term interests of shareholders. The terms applicable to RSUs and PSUs under the LTI Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.  Vesting  Unless otherwise provided, RSUs and PSUs typically vest on November 30 (amended from  December 31 as of March 22, 2016) of the third calendar year following the year in which  the RSU or PSU was granted, subject to any performance criteria having been satisfied.  Settlement  On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to  a participant a cash payment equal to the Market Price of one Common Share as of the  vesting date, one Common Share, or any combination of cash and Common Shares equal  to the Market Price of one Common Share as of the vesting date, at the discretion of the  Board.  C. Deferred Share Units    DSU Terms  A DSU is a notional security that entitles the recipient to receive cash or Common Shares  upon resignation from the Board (in the case of directors) or at the end of employment.  The terms applicable to DSUs under the LTI Plan (including whether dividend equivalents  will be credited to a participant’s DSU account) are determined by the Board at the time  of the grant.  Under the LTI Plan, the Board may grant discretionary DSUs and mandatory or elective DSUs  that  are  granted  (i)  as  a  component  of  a  director’s  annual  retainer,  or  (ii)  as  a  component of an officer’s or employee’s annual incentive bonus for a calendar year.    Vesting  Unless otherwise provided, mandatory or elective DSUs vest immediately and the Board  determines the vesting schedule for discretionary DSUs at the time of grant.

18 | ALAMOS GOLD INC. Settlement  DSUs may  only  be  settled  after  the  date  on which  the  participant  ceases  to  hold  all  positions with the Company or a related corporation (amended as of March 22, 2016). At  the grant date,  the Board  shall  stipulate whether  the DSUs are paid  in  cash, Common Shares, or a combination of both, in an amount equal to the Market Price of the notional  Common Shares represented by the DSUs in the participant’s DSU  account.  D. PSUs, RSUs and DSUs    Credit to Account  As  dividends  are declared, additional PSUs, RSUs  and/or DSUs may be  credited  to a  participant in an amount equal to the greatest whole number which may be obtained by  dividing (i) the value of such dividend or distribution on the payment date therefore by  (ii) the Market Price of one Common Share on such date.  Circumstances Causing  Cessation of Entitlement  Death  Vested Unit Awards will be settled as of the date of death. Unvested  Unit Awards will vest and be settled as of the date of death, prorated  to reflect (i) for RSUs and DSUs, the actual period between the grant  date and date of death, and (ii) for PSUs, the actual period between  the commencement of the performance cycle and the date of death,  based  on  the  participant’s  performance  for  the  applicable  performance  period(s)  up  to  the  date  of  death.  Subject  to  the  foregoing, any remaining Units Awards will terminate as of the date  of death.    Disability  Vested Unit Awards will be settled as of the date of disability.  Unvested Unit Awards granted prior to March 22, 2016 will continue  to  vest  and  be  settled  in  accordance with  their  terms.  For  PSUs  vesting will also be based on the participant’s performance for the  applicable performance period(s) up to the date of disability.  Unvested Unit Awards granted on or after March 22, 2016 will vest  and  be  settled  in  accordance with  their  terms  as  of  the  date  of  disability, and (i) PSUs will be prorated to reflect the actual period  between the commencement of the performance cycle and the date  of  disability,  based  on  the  participant’s  performance  for  the  applicable performance period up to the date of disability, and (ii)  RSUs and DSUs will be prorated to reflect the actual period between  the grant date and the date of disability (amended as of March 22,  2016).  Subject to the foregoing, any remaining Unit Awards will terminate  as of the date of disability.  Retirement  Vested Unit Awards will be settled as of the date of retirement.   Outstanding PSUs granted prior to March 22, 2016 that would have  vested on  the next vesting date  following  the date of  retirement  shall  be  settled  in  accordance with  their  terms.   Unvested  PSUs  granted on or after March 22, 2016 will  continue  to  vest and be  settled  in  accordance  their  terms,  based  on  the  participant’s  performance for the applicable performance period(s) and subject  to compliance with any applicable non‐compete and/or non‐solicit  provisions  (amended  as  of  March  22,  2016).  Subject  to  the  foregoing, any remaining PSUs will terminate as of the expiry date of  the applicable performance period.

19 | ALAMOS GOLD INC. Unvested RSUs will continue to vest and be settled  in accordance  with  their  terms,  subject  to  compliance with  any  applicable non‐ compete and/or non‐solicit provisions  (amended as of March 22,  2016).  Outstanding DSUs that would have vested on the next vesting date  following the date of retirement shall be settled as of such vesting  date. Subject to the foregoing, any remaining DSUs will terminate as  of the date of retirement.    Resignation  Vested Unit Awards will be settled in accordance with their terms as of  the date of  resignation, after which  time  the Unit Awards will  terminate.  Termination  without Cause /  Constructive  Dismissal (No  Change in Control) Vested Unit Awards will be settled in accordance their terms as of  the termination date.  Outstanding PSUs that would have vested on the next vesting date  following the termination date, prorated to reflect the actual period  between  the  commencement  of  the  performance  cycle  and  the  termination date, based on  the participant’s performance  for  the  applicable performance period(s) up to the termination date, will be  settled  in  accordance  with  their  terms  as  of  such  vesting  date.  Subject to the foregoing, any remaining PSUs will terminate as of the  termination date.  Outstanding RSUs granted prior to March 22, 2016 that would have  vested on the next vesting date following the termination date will  be settled  in accordance with their terms as of such vesting date.  Subject to the foregoing, outstanding RSUs with a grant date on or  after March 22, 2016 and any remaining RSUs, will terminate as of  the termination date (amended as of March 22, 2016).  Outstanding DSUs granted prior to March 22, 2016 that would have  vested on the next vesting date following the termination date will  be settled  in accordance with their terms as of such vesting date.  Unvested DSUs granted on or after  March 22, 2016, shall vest and  be  settled  in  accordance with  their  terms  as of  such  termination  date, prorated to reflect the actual period between the grant date  and the termination date. Subject to the foregoing, any remaining  DSUs will  terminate  as  of  the  termination  date  (amended  as  of  March 22, 2016).  Change in Control  Unless  otherwise  determined  by  the  Board  or  unless  otherwise  provided  in  the  participant’s  employment  or  award  agreement,  Awards do not  vest and become  immediately exercisable upon a  change in control, unless:   • the successor fails to continue or assume the obligations under  the LTI Plan or fails to provide for a substitute award, or  • if  the Unit Awards are continued, assumed or substituted, the  participant  is  terminated without  cause  or  resigns  for  good  reason within two years following the change in control. Termination with  Cause  Outstanding Unit Awards (whether vested or unvested) are forfeited.

20 | ALAMOS GOLD INC. Shareholder and Regulatory Approval  In accordance with the rules of the TSX, the amendments to the non‐executive director limits under the LTI Plan  and all unallocated Options and Unit Awards under the LTI Plan must be approved by an ordinary resolution of  the Shareholders.  Incentive Plan Resolution  Shareholders will be asked to consider, and if deemed advisable, approve the Incentive Plan Resolution.   The Incentive Plan Resolution must be passed by a majority of the votes cast thereon by Shareholders present  in person or represented by proxy at the Meeting. The full text of the Incentive Plan Resolution approving the  LTI Plan is as follows:  “BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:  1. The amendments to the annual non‐executive director limits of the Long Term Incentive  Plan  (“LTI  Plan”)  of  the  Company  from  $100,000  to  $150,000,  as  described  in  the  Company’s Management  Proxy  Circular  for  the  Annual  and  Special Meeting  of  the  Company on May 13, 2016, is hereby approved;  2.  The  unallocated  Options  and  Unit  Awards  under  the  LTI  Plan  be  and  are  hereby  approved;  3.  The Company has the ability to continue granting Options and Unit Awards under the  LTI Plan until May 13, 2019, which is the date that is three years from the date of the  shareholder meeting at which this approval is being sought;  4.  The  form  of  the  LTI  Plan may  be  amended  in  order  to  satisfy  the  requirements  or  requests  of  any  regulatory  authority  or  stock  exchange  without  requiring  further  approval of the Shareholders;  5.  That any one of the officers or directors of the Company be and is hereby authorized to  perform all such acts and execute and deliver on behalf of the Company all such other  documents and agreements which, in his or her opinion, is deemed to be necessary and  in the best interest of the Company, in order to give effect to the foregoing resolution.”  If  the  unallocated  awards  under  the  LTI  Plan  are  not  approved  by  Shareholders,  the  Company will  not  be  permitted to grant Options or Unit Awards under  the LTI Plan until Shareholder approval  for such awards  is  obtained.  However, all allocated awards under the LTI Plan will continue unaffected.  The Board has determined  that  the  LTI Plan  is  in  the best  interests of  the Shareholders and unanimously  recommends that Shareholders vote FOR the Incentive Plan Resolution.  Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the approval  of the LTI Plan.

21 | ALAMOS GOLD INC. 5.  Approval of Amended and Restated Shareholder Rights Plans   At  the Meeting, Shareholders will be  asked to approve both the Company’s Second Amended and Restated  Shareholder Rights Plan and Third Amended and Restated Shareholder  Rights Plan.  Upon the completion of the  business combination of AuRico and Former Alamos, the board of directors of Alamos approved the Amendment  and Restatement (the “Second Amended and Restated Shareholder Rights Plan”) of the previously Amended  and Restated  shareholders  rights plan  agreement dated May 13, 2013 between AuRico  and Computershare  Investor Services Inc. ("Rights Plan"). The amendment and restatement of the Rights Plan at that time did not  require shareholder approval in accordance with its terms, and was simply intended to reflect clerical changes  resulting from the amalgamation of AuRico and Former Alamos. However, the terms of the Second Amended and  Restated Shareholder Rights Plan require subsequent approval by Shareholders at the Meeting in order to remain  in force.  In addition, subsequent to approving the Second Amended and Restated Shareholder Rights Plan, the  Board approved changes (as described below under “Alamos’ Rights Plan”) to the Second Amended and Restated  Shareholders Rights Plan to align the plan with anticipated changes to the applicable take‐over bid rules that were  announced on February 25, 2016 and that are expected to come into force on May 9, 2016. Pursuant to the terms  of the Second Amended and Restated Shareholders Rights Plan, prior approval of the Shareholders is required in  order to amend the plan. Therefore, Shareholders are being asked to approve the Second Amended and Restated  Shareholder Rights Plan  and, upon  approval of  the  Second Amended  and Restated  Shareholder Rights Plan,  Shareholders are also being asked to approve the Third Amended and Restated Shareholder  Rights Plan.   The  2016  Rights  Plan  (as  defined  below)  is  not  being  adopted  in response to or in anticipation of any  pending or threatened take‐over bid.  Rights Plan Fundamentals  A  rights  plan  is  a  common  mechanism  used  by  public  companies  to  encourage  the  fair  and  equal  treatment of all shareholders in the face of a take‐over initiative.  Under a rights plan, rights to purchase common shares are issued to all shareholders. Initially, the rights  are not  exercisable. However,  if  a  person  or  group  proceeds with  a  take‐over  bid  for  20%  or more  of  the  target  company’s shares  that does not meet  the “permitted bid” criteria contained  in  the plan and  the  rights  plan  is  triggered,  the rights  (other  than  those owned by the person or group making  the bid) become exercisable  for shares at half the market price at the time of exercise, causing substantial dilution  and making the take‐over  bid uneconomical.  Alamos’ Rights Plan  The Board has determined that  it is in the best interests of the Company to continue the  rights plan, and has  approved both the Second Amended and Restated Shareholder Rights Plan and a third amended and restated  shareholder protection rights plan (referred to as the “2016  Rights Plan” or the “Third Amended and Restated  Shareholder  Rights Plan”, and together with the Second Amended and Restated Shareholder Rights Plan, the  “Plans”) to be presented to Shareholders for approval at the  Meeting. A summary of the terms and conditions  of the 2016  Rights Plan is set out in Schedule “A” to this  Circular  and the text of the Shareholders’ resolution  to approve  the Plans  (the “Rights Plan  Resolution”)  is  set  out  below. A  copy  of  the  Second Amended and  Restated  Shareholder  Rights  Plan  can  be  requested  from  the  General  Counsel  of  Alamos  by  emailing  notice@alamosgold.com and is posted under our SEDAR profile at www.sedar.com.  The  Company  has  reviewed  the  2016  Rights  Plan  for  conformity with  current  practices  of  other  Canadian  companies. The Company believes that the 2016 Rights Plan preserves the fair treatment of Shareholders, and  is consistent with current best Canadian corporate practice and addresses institutional investor guidelines as of

22 | ALAMOS GOLD INC. the date of this Circular. The Plans are substantially similar to the 2010 Plan approved AuRico Shareholders, and  approved again in 2013, and thereafter adopted by the Board of Alamos upon the amalgamation of AuRico and  Former Alamos. The 2016 Rights Plan generally contains the same terms and conditions as the prior plans except  for the changes in response to the TOB Amendments (as described below).   The Canadian Securities Administrators announced on February 25, 2016 certain amendments to Canada’s take‐ over bid regime (the “TOB Amendments”) that will require that all non‐exempt take‐over bids:   meet a minimum  tender  requirement where bidders must receive  tenders of more  than 50% of  the  outstanding securities that are subject to the bid and held by disinterested shareholders;    remain open for a minimum deposit period of 105 days, unless the target board states in a news release  an acceptable shorter deposit period of not less than 35 days, or the target board states in a news release  that it has agreed to enter into a specific alternative transaction (such as a plan of arrangement) in which  case the 35 day period would apply to all concurrent take‐over bids; and   be extended for an additional 10 days after the minimum tender requirement is met and all other terms  and conditions of the bid are satisfied or waived.   Under the previous regime, non‐exempt take‐over bids were only required to remain open for 35 days and were  not subject to any minimum tender requirement or an extension requirement once the bidder had taken up  deposited securities. The TOB Amendments are expected to take effect on May 9, 2016.   As a result of the TOB Amendments, a number of the  initial purposes of the 2016 Rights Plan are no  longer  relevant as many of the protective features of Canadian shareholder rights plans have been adopted as part of  the TOB Amendments. However, although the TOB Amendments include many of the protections provided by  the  2016  Rights  Plan,  the  TOB Amendments  do  not  address  the  risk  of  a  “creeping  take‐over  bid”. Under  Canadian securities laws, a bidder can gain control or effective control of the Company without paying full value,  without obtaining Shareholder approval and without treating all of the Shareholders equally. For example, a  bidder could acquire blocks of shares by private agreement  from one or a small group of Shareholders at a  premium to market price which is not shared with the other Shareholders. In addition, a person could slowly  accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control  or effective control without paying a control premium or without sharing of any control premium among all  Shareholders  fairly.  These  are  generally  known  as  “creeping  take‐over  bids”.  As  a  result,  the  Board  has  determined that it is in the best interests of the Company to maintain the 2016 Rights Plan under which, in order  to meet the permitted bid criteria, any person or group offering to acquire 20% or more of the Company’s shares  must make the offer to all Shareholders on the books of the Company.  In response to these anticipated changes, the Board has approved proposed changes to the Second Amended  and Restated Shareholders Rights Plan which amend the permitted bid and competing bid definitions to (i) include  a 105‐day permitted bid period (rather than the usual 60 days) until the implementation of the new rules, and (ii)  require compliance with the new rules set forth  in National Instrument 62‐104 Take‐Over Bids and Issuer Bids  following implementation of the new rules.  The 2016 Rights Plan does not reduce the duty of the Board to act honestly, in good faith and in the best  interests  of the Company, and to act on that basis if any offer is made.  The 2016 Rights Plan is not intended to and will not entrench the Board. The 2016 Rights Plan does not  interfere  with the legal rights of Shareholders to change the Board through proxy voting mechanisms, it  does not create  dilution unless the 2016 Rights Plan is triggered and it does not change the way in which  Common Shares trade.

23 | ALAMOS GOLD INC. The  objectives  of  the  2016  Rights  Plan  are  to  encourage  the  fair  treatment  of  all  Shareholders  in  connection with any  initiative  to acquire control of  the Company, to ensure, to  the extent possible,  that the  Shareholders and the Board have adequate time to consider and evaluate any unsolicited take‐over bid  made  for all or a portion of the outstanding shares of the Company, and to ensure, to the extent possible,  that  the  Board has  adequate  time  to  identify, develop  and negotiate  value‐enhancing  alternatives,  as  appropriate.  Effect of the 2016 Rights Plan  The  2016  Rights  Plan  is  not  intended  to  and  will  not  prevent  take‐over  bids  that  are  equal  or  fair  to  Shareholders. For example, Shareholders may tender to a bid that meets the “permitted bid” criteria set  out  in  the 2016 Rights  Plan without  triggering  the 2016 Rights Plan, even  if  the Board does not  feel  the  bid  is  acceptable.  Even  in  the  context of  a bid  that does  not meet  the  “permitted bid”  criteria,  the Board  must  consider every bid made, and must act in all circumstances honestly and in good faith with a view to  the best  interests of the Company.  Furthermore, any person or group that wishes to make a take‐over bid for the Company may negotiate  with  the Board to have the 2016 Rights Plan waived or terminated, subject in both cases to the terms of  the 2016  Rights Plan, or may apply to a securities commission or court to have the 2016 Rights Plan  terminated.  Both  of these approaches provide the Board with more time and control over the process to enhance Shareholder  value, lessen the pressure upon Shareholders to tender to a bid and encourage the  fair and equal treatment of  all independent shareholders in the context of an acquisition of control.  Approval by Shareholders  If  the  Rights  Plan  Resolution  is  approved  at  the Meeting,  the  Second Amended and Restated Shareholder  Rights Plan and Third Amended and Restated Shareholder  Rights Plan will  take  effect as set forth therein.  If  the Rights  Plan Resolution  is not  approved  at  the Meeting,  the  Second Amended and Restated Shareholder  Rights Plan and the outstanding rights will terminate. The Board reserves the right to alter any  terms of or not  to proceed with the 2016 Rights Plan at any time prior to the Meeting in the event that the  Board  determines,  in  light  of  subsequent  developments,  that  to  do  so  is  in  the  best  interests  of  the  Company and its  Shareholders.  The 2016 Rights Plan has been conditionally approved by the Toronto Stock Exchange, subject to the approval  of the Company’s Shareholders.  Under the terms of the Plans, the Rights Plan Resolution must be passed by a majority of the  votes cast thereon  by  Shareholders  present  in person  or  represented  by proxy at  the Meeting.  The  full  text of the proposed  ordinary resolution approving the Plans is as follows:  “BE IT RESOLVED THAT    1. (a) The Second Amended and  Restated Shareholder Rights Plan Agreement dated as of  July  2,  2015  between  the  Company  and  Computershare  Investor  Services  Inc.  (“Computershare”),  as  rights  agent (the  “Second Amended and  Restated  Shareholder  Rights Plan”), as described in this Circular and  on the terms set out in the Second Amended  and  Restated Shareholder Rights Plan, be and is hereby confirmed and approved; and (b)  the Third Amended and  Restated Shareholder Rights Plan Agreement to be entered  into  between  the  Company  and  Computershare,  which  amends  and  restates  the Second  Amended and  Restated Shareholder Rights Plan, on  the terms described in this Circular,  be and is hereby confirmed and approved; provided that (a) and then (b) shall be deemed  to be confirmed and approved in the order set forth above; and

24 | ALAMOS GOLD INC.   2. Any one of the directors or officers of the Company be and is hereby authorized to perform  all such  acts,  execute  and deliver  on  behalf  of  the Company  all  such  other documents  and  agreements which  in  his  opinion  he  deems  necessary  and  in  the  best  interest of  the  Company, in order to give effect to the foregoing resolution.”  The Board has determined that the Plans are in the best interests of the Shareholders. Accordingly, the Board  unanimously recommends that the Shareholders ratify, confirm and approve the Plans.  Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the approval  of the Plans.  6.  Approval of Amendments to Company’s By‐laws    At  the Meeting, Shareholders will be asked  to approve an ordinary  resolution confirming and  ratifying  the  amendments to the Company’s By‐Law No. 1 (as amended, the “Amended By‐Law No. 1”) to reflect current  practices and  to align  the by‐laws with  recommended  corporate governance practices.   By‐Law No. 1 was  adopted as part of the amalgamation of Former Alamos and AuRico in July 2015.  The following is a summary  of the key amendments included in the Amended By‐Law No. 1:   Votes at Board Meetings: The prior by‐law provided that the Chairman of the meeting of directors  had a second or casting vote in the event of a tie. The Company is proposing to remove the second or  casting vote of the Chairman at meetings of the Board.    Notice of Meeting. The prior by‐law provided that any Director or the President may call a meeting of  the Board by giving 48 hours’ notice, the revised by‐law provides that any Director, President and  Chief Executive Officer may call a meeting of the Board by giving 72 hours’ notice.      Chairman of Board Meetings. The prior by‐law provided that “The first‐mentioned of the chairman of  the board, the managing director or the president who so qualifies shall preside as chairman of the  meeting.” Amended  By‐Law No.  1 would  replace  “the managing  director  or  the  president” with  “appointed lead independent director”.    The Board approved the Amended By‐Law No. 1 on March 22, 2016.  A copy of the Amended By‐Law No. 1 is  included as Schedule “B” to this Circular.  The full text of the ordinary resolution confirming and ratifying the Amended By‐Law No. 1 is as follows:   BE IT RESOLVED THAT:  1. The Company’s Amended By‐Law No. 1, in the form adopted by the Board of Directors as set out in  Schedule “B” to this Circular, be and is hereby ratified, confirmed and approved.  2. Any one of the directors or officers of the Company be and is hereby authorized, on behalf of the  Company, to perform all such acts, to execute and deliver all such documents and agreements as  such  director  or  officer may  determine  necessary  or  desirable  to  give  effect  to  the  foregoing  resolution, such determination to be conclusively evidenced by the performing of such actions or  the execution and delivery of such documents and agreements.  The Board has determined  that  the adoption of  the Amended By‐Law No. 1  is  in  the best  interest of  the  Company and unanimously recommends that Shareholders vote to ratify, confirm and approve the Amended  By‐Law No. 1. Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR  the ratification and confirmation of the Amended By‐Law No. 1.

25 | ALAMOS GOLD INC. 7.   Advisory Resolution on Approach to Executive Compensation – “Say on Pay”  The Company believes that  its compensation objectives and approach  to executive compensation align the  interests of management with  the  long‐term  interests of  shareholders and are appropriate. Details of  the  Company’s approach  to executive compensation are disclosed  in  the “Report on Executive Compensation”  beginning on page 36 of this Circular.   As part of our dialogue with Shareholders about executive compensation, we are proposing a “say on pay”  advisory resolution (the “Say on Pay Resolution”) for this year’s Meeting.   As the Say on Pay Resolution  is an advisory vote, the results are not binding upon the Board. However, the  Board and the Human Resources and Corporate Governance and Nominating Committees of the Board will  take  the  results of  the  vote  into  account when  considering  future  compensation policies, procedures  and  decisions.   Prior to voting on the Say on Pay Resolution, the Board urges Shareholders to read the Executive Compensation  section of the Circular as it explains the objectives and principles used in designing an executive compensation  program  for  Alamos’ Named  Executive Officers  (NEOs).  Shareholders with  questions  about  our  executive  compensation programs are encourage  to  contact Christine Barwell, Vice President, Human Resources, by  email at notice@alamosgold.com.   BE IT RESOLVED THAT:  1. On  an  advisory  basis  and  not  to  diminish  the  role  and  responsibilities  of  the  Board,  that  Shareholders accept the approach to executive compensation disclosed in this Circular provided in  advance of the Meeting.  The Board unanimously recommends that Shareholders vote in favour of the Say on Pay Resolution. Unless  instructed otherwise, the persons named in the accompanying proxy intend to vote in FOR the Say on Pay  Resolution.

26 | ALAMOS GOLD INC. STATEMENT OF CORPORATE GOVERNANCE PRACTICES   The Role of the Board of Directors  The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the  members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary  duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of  the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in  comparable circumstances.  The  Board  discharges  its  responsibility  for  supervising  the management  of  the  business  and  affairs  of  the  Company by delegating the day‐to‐day management of the Company to senior officers. The Board oversees the  Company’s systems of corporate governance and financial reporting and controls to ensure that the Company  reports  adequate  and  fair  financial  information  to  shareholders  and engages  in  ethical  and  legal  corporate  conduct. Its goal is to ensure that Alamos continues to operate as a successful business, and to optimize financial  returns  to  increase  the  Company’s  value  over  time  while  effectively managing  the  risks  confronting  the  organization. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a  copy of which is attached as Schedule “C” to this Circular.  The independent directors meet in the absence of the non‐independent director at each meeting of the Board.  The sessions are presided over by the Company’s independent Chairman. Any issues addressed at the in camera  sessions requiring action on behalf of, or communication to, management are communicated to management  by the independent directors.  The Board has also adopted written position descriptions for the Chairman of the Board and the Chief Executive  Officer in order to delineate their respective roles and responsibilities. The responsibilities of the Chairman of  the Board include providing overall leadership to enhance the effectiveness of the Board; assisting the Board,  Board Committees and  the  individual  directors  in effectively understanding and discharging  their  respective  duties  and  responsibilities;  overseeing  all  aspects  of  the  Board  and  Board  Committee  functions  to  ensure  compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior  officers; and fostering ethical and responsible decision making by the Board and  its  individual members. The  Chairman of the Board is also required to coordinate and preside at all meetings of the Board and Shareholders,  in each case to ensure compliance with applicable law and the Company’s governance practices.   The Chief Executive Officer is to be the leader of an effective and cohesive management team for the Company,  set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the  Company  in  defining  its  vision, be  the main  spokesperson  for  the Company  and  ensure  that  the Company  achieves its strategic objectives. The CEO works with, and is accountable to, the Board with due regard to the  Board's requirement to be informed and independent.  It  is  expected  that  each  director must  be  able  to  devote  sufficient  time  to  discharge  their  responsibilities  effectively.  In order to facilitate this, the Board has adopted a policy limiting the number of boards considered  appropriate for directors, having regard to whether they are independent directors or members of management.   Specifically, in the case of the CEO, he shall not sit on more than two outside public company boards in addition  to that of the Company, and in the case of a non‐management director, he or she shall not sit on more than five  outside public company boards in addition to that of the Company. As of April 1, 2016, all of the directors of the  Company are in compliance with this policy of the Board.

27 | ALAMOS GOLD INC. Director Independence  The Board has determined that eight of the Company’s nine directors are “independent” within the meaning of  National  Instrument 58‐101 and one  is not  independent. The Board considers that John McCluskey  is not an  independent director because of his position as President and CEO. The current Chairman of the Board, Paul  Murphy, is an independent director and is not involved in day‐to‐day operations of the Company.  In the event  a chair was selected that was not independent, the Board, in accordance with the Board Mandate, will designate  one of the independent directors as the lead director.   The Board is responsible for determining whether or not each director is an independent director. In 2015 the  Board adopted a Director  Independence Policy which assists  the Board  in determining whether a director  is  independent within the meaning of National Instrument 58‐101 (Disclosure of Corporate Governance Practices)  and National Policy 58‐201  (Corporate Governance Guidelines) and  the New York Stock Exchange corporate  governance rules.   This policy also requires each director who has been determined to be independent to notify the Chair of the  Corporate Governance and Nominating Committee, as soon as reasonably practicable,  in the event that such  director’s personal circumstances change  in a manner that may affect the board’s determination of whether  such director is independent.  The Board also believes that  it should be comprised of directors that are to the greatest extent possible free  from actual, perceived or potential  conflicts of  interest.  In 2015,  the Board amended  its Board of Directors  Mandate to  include that when a director’s principal occupation or business association changes substantially  from the position he or she held when originally invited to join the Board (determined by reference to factors  such as country of principal residence, industry affiliation, etc.) that director should tender a letter of proposed  resignation to the Chair of the Corporate Governance and Nominating Committee.  The Corporate Governance  and Nominating Committee will review the director’s continuation on the Board and recommend to the Board  whether, in light of the circumstances, the Board should accept the proposed resignation or request that the  director continue to serve.  We have listed in our information about director nominees on pages 7‐11 the boards of other issuers certain of  our directors sit on. As of April 1, 2016, no members of our Board served together on the boards  (or board  committees) of other public companies.   Attendance Record in 2015 for Directors  The table below summarizes the number of Board and committee meetings attended by each director during  2015. The directors’ attendance  records are also  included  in  the director profiles above. Each Director and  Director nominee attended 100% of the Board meetings and Committee meetings (During which time they were  a member) from January 1, 2015 to present.  In‐camera sessions without management present are held at each  meeting of the Board of Directors, and are held at Board Committee meetings where the Committee members  consider it advisable to do so.

28 | ALAMOS GOLD INC. AuRico Gold Inc. (January 1, 2015 to July 1, 2015)  Board/Committee  Number of Meetings  Board of Directors  6 meetings  Audit Committee  3 meetings  Human Resources Committee  3 meetings  Nominating and Corporate Governance Committee  1 meeting  Sustainability Committee  1 meeting  Former Alamos (January 1, 2015 to July 1, 2015)  Board/Committee  Number of Meetings  Board of Directors  8 meetings  Audit Committee  2 meetings  Compensation Committee  2 meetings  Corporate Governance and Nominating Committee  1 meetings  Technical and Sustainability Committee  2 meetings  Alamos Gold Inc. (July 2, 2015 to Present)  Board/Committee  Number of Meetings  Board of Directors  5 meetings  Audit Committee  4 meetings  Human Resources Committee  4 meetings  Corporate Governance and Nominating Committee  4 meetings  Technical and Sustainability Committee  3 meetings    Ethical Business Conduct  The Alamos Code of Business Conduct and Ethics (the “Code”) requires high standards of professional and ethical  conduct  from  our  directors.  Alamos’s  reputation  for  honesty  and  integrity  is  integral  to  the  success  of  its  business. No director or employee will be permitted to achieve results through violations of laws or regulations,  or through unscrupulous dealings. Alamos also seeks to ensure that its business practices are compatible with  the economic and social priorities of each location in which it operates.   Although customs vary by country and standards of ethics may vary in different business environments, Alamos’s  business activities shall always be conducted with honesty, integrity and accountability. The Code has been filed  on and is accessible on SEDAR at www.sedar.com and on the Company’s website at www.alamosgold.com. In  order to monitor compliance, the Board requires each officer and director to certify on an annual basis their  agreement and compliance with the Code.  If any material waivers from the Code are granted to directors or

29 | ALAMOS GOLD INC. officers of the Company, the Board is required to disclose this in the ensuing quarterly or annual report on the  finances of the Company. No waivers have been granted. Activities which may give rise to conflicts of interest  are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all  actual or potential conflicts of  interest  to  the Board or  the Audit Committee and  refrain  from voting on all  matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director  must excuse himself or herself from any discussion or decision on any matter in which the director is precluded  from voting as a result of a conflict of interest.  In addition to adopting the Code, the Board has adopted the Company’s Insider Trading Policy and Anti‐Bribery  and Anti‐Corruption Policy in order to, among other things, encourage and promote a culture of ethical business  conduct. The Company periodically holds information and training sessions for employees to ensure awareness  of, and compliance with, applicable law, the Code and other internal policies.  For purposes of orientation, all new directors receive the governance policies of the Company, including Board  policies, a record of public information about the Company, minutes from recent meetings of the Board and its  Committees  and  other  relevant  information.  The  Board  is  responsible  for  ensuring  new  nominees  fully  understand the time commitment required of them as a director. Directors are also encouraged and afforded  the opportunity to visit the Company’s operations and receive detailed briefings from management. As part of  the continuing education of directors, management makes regular presentations to the Board on specific aspects  of  the Company’s business.  The Company  also  encourages directors  to  attend,  at  the Company’s  expense,  conferences, seminars or courses on subjects related to their role on the Board or when appropriate, Board  Committees, including maintaining relevant professional designations.   Board Assessment  The entire Board evaluates the effectiveness of the Board, its committees and individual directors on an annual  basis. To facilitate this evaluation, the Board conducts an annual self‐assessment of its performance, consisting  of  a  review of  its mandate,  the performance of  each Board Committee  and  the  performance of  individual  directors.  Assessment  of  individual  Board  member  effectiveness  is  the  principal  criteria  for  retention.   Accordingly therefore the Company does not have a formal retirement age for directors.   Skills and Areas of Expertise  The Corporate and Nominating Governance Committee, through the nomination and recruitment process as  well as continuing education  initiatives, seeks to ensure that the collective skill set of our directors,  including  their  business  expertise  and  experience,  meets  the  needs  of  the  Company.  The  Corporate  Governance  Committee has developed a Skills Matrix setting out  the skills and experience  that are viewed as  integral  to  Board  effectiveness,  which  will  be  used  to  assess  board  composition,  to  help  with  the  Board’s  ongoing  development and to assist in recruiting new directors in the future. The following table shows the number of  directors who have particular expertise according to the self‐assessments which each of them completed in early  2016. S

30 | ALAMOS GOLD INC. Self‐Assessment of Skills and Expertise  Number of  Alamos  Directors with  Expertise    Strategy and Leadership ‐ Experience driving strategic direction and leading growth of an  organization, preferably including the management of multiple significant projects, comfort  with current principles of risk management and corporate governance.  8  Operations and Exploration ‐ Experience with a leading mining or resource company with  reserves, exploration and operations expertise, including cultivating and maintaining a  culture focused on safety, the environment and operational excellence.   4  Metals and Mining ‐ Knowledge of the mining industry, market, international regulatory  environment and stakeholder management.   5  Finance ‐ Experience in the field of finance, investment and/or in mergers and acquisitions.   7  Public Policy/Government Relations/Political Risk ‐ Experience in, or a thorough  understanding of, the workings of government and public policy both domestically and  internationally.  4  Human Resources ‐ Experience in the oversight of significant, sustained succession planning  and talent development and retention programs, including executive compensation   6  Accounting ‐ Experience as a professional accountant, CFO or CEO in corporate financial  accounting and reporting; comfort working with basic financial reports; understanding of the  key financial levers of the business.   5  International Business ‐ Experience working in a major organization that carries on business  in one or more international jurisdictions, preferably in Mexico or other countries or regions  where the Company has or are developing operations.   5  Corporate Governance/Legal ‐ Knowledge of corporate governance best practices and legal  issues facing directors and operations of publicly listed entities.  6  Diversity  Currently, the Board of Directors is comprised of 88% (8 of 9) men and the executive team is comprised of 16.7%  (2 out of 12) women.  The Board has a adopted a diversity policy that recognizes and believes in the importance  of having a Board and management  comprised of highly  talented and experienced  individuals  from diverse  backgrounds.   Diversity,  including  specifically gender diversity, promotes  the  inclusion of different perspectives,  ideas and  experiences, and ensures that Alamos has the opportunity to benefit from all available talent. The promotion of  diversity makes business sense, helps maintain a competitive advantage, improves corporate governance and  ensures  that  the  Company  better  reflects  its  constituents.  Diversity  at  the  Company  is  also  about  the  commitment to equality and treating all  individuals with respect while also recognizing the value of diversity  within our organization as a key value driver.  In support of this goal, the Board and relevant Board committees are required to put forward a diverse group of  candidates, including women candidates, and shall, when identifying candidates to nominate for election to the  Board or appointment as management:  (a)  consider  candidates who are highly qualified based on business

31 | ALAMOS GOLD INC. expertise, functional experience, knowledge, personal skills and character against objective criteria, having due  regard  to  the  benefits  of  diversity,  the  needs  of  the  Board,  the  Company’s  current  and  future  plans  and  objectives, as well as anticipated regulatory developments; (b) consider criteria that promote diversity, including  with  regard  to gender, ethnicity, age, national origin, disability, and  sexual orientation or any other area of  potential difference; (c) considers the level of representation of women on the Board and in Officer positions  along  with  other markers  of  diversity  when making  recommendations  for  nominees  to  the  Board  or  for  appointment as Management and in general with regard to succession planning for the Board and Management;  and  (d) when  required, engage qualified  independent external advisors  to assist  the Board  in conducting  its  search for candidates who meet the foregoing criteria.    Recognizing the need for considered and effective progression in respect of this Policy, success will be measured  based on, among other things, the relative increase in diversity on the Board and in senior management positions  over  a multi‐year  period,  as well  the  ongoing  implementation  of  specific  processes  designed  to  foster  the  progression of and attract diverse candidates to be considered for nomination or appointment. For this reason,  Alamos has not adopted  specific multi‐year  targets. As a  first step,  the Board of Alamos proposed  that as a  minimum target, one (1) woman candidate be nominated to stand for election as a director at the Company’s  2016 Annual General Meeting. We believe this ongoing review process will identify and foster the development  of suitable candidates for nominations or appointment and over time will achieve diversity  in an orderly and  rational manner.  We believe the foregoing also achieves the Board’s objective of making the Board better.   The Vice President, Human Resources, along with the Corporate Governance and Nominating committee will  periodically and at a minimum, annually, report to the Board on the implementation of the Company’s Diversity  Policy.    Director Tenure  In 2015, Former Alamos committed to developing a policy which addressed the issue of Board renewal, including  specifically  term  limits. Rather  than  instituting  a policy of defining  fixed  terms  for directors,  the Board will  continue working on making the Board better through an ongoing review of the performance of the Board as a  whole; as well,  individual director performance. The  following  chart  lists each of our  current directors  (and  nominees  for  the Board) and when  they were  first appointed  to  the Board of  the Company  (or each of  the  Company’s two predecessor companies). The Board believes the below data suggests an appropriate degree of  turnover and renewal while maintaining board continuity and knowledge.     Name  Approx. Years  Alamos Gold  Former Alamos  AuRico  Mark Daniel  4.5      October 26, 2011  Patrick Downey  4.5      October 26, 2011  David Fleck  2.2    March 10, 2014    David Gower  7    May 19, 2009    Claire Kennedy  0.5  November 10, 2015      John McCluskey (Founder)  20    July, 1996    Paul Murphy  6.25    February 18, 2010    Ronald Smith  7      May 15, 2009  Kenneth Stowe  4.5    September 26, 2011

32 | ALAMOS GOLD INC. Strategic Planning  Management is responsible for developing and recommending the Company’s strategic plan for approval by the  Board each year. The Board discusses strategic planning and related  issues at each of  its quarterly meetings,  including the risks associated with various strategic alternatives. Management carries out periodic reviews of  the Company’s strategic plan, based on  its progress, and recommends annual corporate objectives, a budget  and  a  long‐term  financial  plan  and  presents  these  to  the  Board  for  approval.  Management  also  makes  presentations to the Board on strategic issues as needed throughout the year.  Risk Management  The Board, in accordance with its mandate, is responsible for the Company’s management of risk. The Alamos  Risk Management Program has been developed by the Board as a systematic approach to identifying, assessing,  reporting and managing significant risks facing the Company, both at the corporate and operations level. The  program helps the Board identify and manage threats to achievement of the Company’s corporate objectives.  The Board has delegated the responsibility for overseeing and monitoring, from a process standpoint, the Risk  Management Program  to  the Risk Committee, which  is a senior management committee which  includes the  President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and VP General Counsel,  among others.  The Risk Committee is responsible for ensuring an effective risk management process is in place,  and for monitoring and reporting to the Board on the overall risk profile of the Company.   Committees of the Board  There  are  currently  four  standing  committees  of  the  Board:  the  Corporate  Governance  and  Nominating  Committee,  the  Audit  Committee,  the  Human  Resources  Committee  and  the  Technical  and  Sustainability  Committee. Committee members are appointed by and comprised exclusively of independent members of the  Board. The roles and responsibilities of each Committee are set out in its Board‐approved written Charter, which  Charter  is  reviewed  annually  by  the  relevant  committee  and  the  Corporate  Governance  and  Nominating  Committee.  The mandates of the Committees ensure, collectively, that the Board fulfills its duties and responsibilities and  that there is effective supervision and direction of management in the conduct of the affairs of the Company.  The Chairman of a committee  is selected by the Board from among the members of the relevant committee  (with  the exception of  the Audit Committee, which designates  its own Chairman annually). Each Committee  Charter includes a description of the role and responsibilities of the Chairman of the Committee, which include  presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and  providing leadership to the Committee and assisting it in reviewing and monitoring its responsibilities set out in  its Charter.   The Audit Committee of the Company holds an in‐camera session without management present following each  of its meetings. Each Committee’s mandate grants it authority to retain and terminate legal or other advisors to  the  Committee.  A  copy  of  the  Charter  for  each  of  the  Committees  is  posted  on  Alamos’s  website  at  www.alamosgold.com.  Corporate Governance and Nominating Committee  The mandate  of  the  committee  is  to  assist  the Board  in  fulfilling  its  oversight  responsibilities with  respect  developing corporate governance guidelines, principles and policies for Alamos; identifying individuals qualified  to be nominated as members of  the Board; structure and composition of Board committees; evaluating  the  performance and effectiveness of  the Board; Board succession and development; and developing a director  education program.

33 | ALAMOS GOLD INC. The mandate of the Corporate Governance and Nominating Committee requires that it shall be comprised of no  less than three (3) directors, all of whom are independent. At the end of 2015, the Committee was comprised of  four  independent directors: David Fleck  (Chair), Ronald Smith, Mark Daniel and Claire Kennedy.   There were  three meetings of the Company’s Corporate Governance and Nominating Committee during 2015 (July 2, 2015  to December 31, 2015).   The  Corporate Governance  and Nominating  Committee,  among  other  things,  is  responsible  for  identifying  governance standards and practices applicable to the Company and monitoring new developments in corporate  governance  and  making  periodic  recommendations  to  the  Board;  annually  and  periodically  reviewing  governance and related policies; assisting the Board  in approving public disclosure with respect to corporate  governance matters; and, ensuring a program and/or policy is in place with respect to director education.   With respect to the composition of the Board, its committees and the appointment of the CEO, the Corporate  Governance and Nominating Committee shall on an annual basis (or more frequently if required) assess the size  and composition of the Board and Board committees, the competencies and skills required to enable the Board  and Board committees to properly discharge their responsibilities, and report the results of that assessment to  the Board.  The Committee shall also assess the effectiveness of the Board as a whole and each Board committee, and assess  whether there  is a  lack of competencies and skills on the Board or with respect to  individual directors of the  Company which results in the Board not being effective, and report the results of that assessment to the Board.  The Committee oversees the process of identifying and recruiting new candidates for election or appointment  as  directors  of  the  Company,  including  assessing  the  competencies  and  skills  of  identified  individuals  and  reporting the results of that assessment to the Board; overseeing the process of identifying and recruiting new  candidates for election or appointment as directors of the Company, including assessing the competencies and  skills of identified individuals and reporting the results of that assessment to the Board.  Annually (and more frequently if appropriate) the committee will also assess the independence, as defined by  applicable Canadian and US laws and regulations as well as the rules of relevant stock exchanges, all as set out  in the Company’s Director Independence Policy, of the individual directors of the Company and report the results  of that assessment to the Board. The committee, if/when required, will oversee the process of identifying and  recruiting new candidates for appointment as CEO.    Human Resources Committee  The mandate of the Human Resources Committee is to assist the Board in monitoring, reviewing and approving  Alamos’s compensation policies and practices,  including specifically the establishment of corporate goals and  objectives relevant to compensation of the CEO; evaluation of the CEO’s performance and determination of the  CEO’s  compensation;  in  consultation with  the  CEO,  establishment  of  corporate  and  personal  performance  objectives for executive officers of the Company other than the CEO; in consultation with the CEO, evaluation of  performance of, and determination of compensation for, senior executives other than the CEO; compensation  of the directors of the Company; oversight of key compensation policies including incentive and equity‐based  compensation plans of the Company; and succession planning for the CEO.  The Committee is comprised of four independent directors: Mark Daniel (Chair), David Gower, Patrick Downey  and Kenneth Stowe. Each of the members of the Human Resources Committee have direct experience relevant  to their responsibilities with respect to executive compensation. There were three meetings of the Company’s  Human Resources Committee during 2015 (July 2, 2015 to December 31, 2015).

34 | ALAMOS GOLD INC. The  process  by which  the  committee  determines  the  compensation  for  the  issuer’s  directors  and  officers  includes  setting  annual  performance  objectives,  evaluation  of  such  performance,  annual  reviews  of  CEO,  executive management  and  director  compensation.  For  a  detailed  description  of  how  compensation  was  determined see the “Report on Executive Compensation”.   The Charter of the Human Resources Committee grants it authority to retain and terminate any compensation  consultant to assist in reviewing compensation matters, including sole authority to approve the fees and other  terms of retention of such consultants. For the year 2015, the following advisory services were retained:  Services                  Associated Fees  2015 Executive Compensation‐related Fees  Hugessen Consulting Inc. Reviews          Cdn$51,730  a. Peer Group Analysis (merger)  b. Executive Compensation  c. Proxy Disclosure Update  d. Executive Change of Control Analysis  Hugessen Consulting Inc. did not provide any services to the Company or management other than, or in addition  to, the services described above.  Hugessen Consulting was first retained by the Company in 2012.  The Human  Resources  Committee must  pre‐approve  other  services  provided  by  the  compensation  consultants  at  the  request of management.   The Company participated in the Equilar Top 25 Survey in 2015.  Participation in this survey is included in the  annual fee.   The Human Resources Committee holds certain risk management responsibilities in respect of those risks within  its area of focus. The Board strives to ensure that the members of the Human Resources Committee have the  skills and experience required to make decisions on whether the Company’s compensation policies and practices  are  consistent with  its  risk  profile.  The  Human  Resources  Committee  avoids  compensation  policies which  encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated  with the performance are likely to materialize, and policies that do not include regulatory compliance and risk  management as part of their performance metrics. In the Human Resources Committee’s view, compensation  outcomes must be symmetric with risk outcomes. Variable compensation for senior executives  is considered  more risk‐aligned when it is deferred. The Committee is also sensitive to the possible reputational damage that  could be suffered by the organization where executives are not compensated in a manner that is consistent with  the objectives of the Alamos executive compensation program or that is otherwise not in the best interests of  the Company and its stakeholders. Other mechanisms used to mitigate executive compensation risks include the  Company’s Executive Compensation Claw‐back Policy and Minimum Equity Ownership Policy.   Audit Committee  The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect  to  the Company’s  compliance with applicable audit, accounting and  financial  reporting  requirements. More  particularly,  the Committee oversees  the Company’s practices with  respect  to preparation and disclosure of  financial  related  information,  including  through  its  oversight  responsibilities with  respect  to  the  following:  integrity  of  the  quarterly  and  annual  financial  statements  and  management’s  discussion  and  analysis;  compliance with  accounting  and  finance‐related  legal  requirements;  the  audit of  the  consolidated  financial  statements;  the review of  the performance of, and recommendation of the nomination of,  the  independent  auditors;  the  accounting  and  financial  reporting practices  and procedures  including disclosure  controls  and  procedures; the system of internal controls including internal controls over financial reporting; implementation

35 | ALAMOS GOLD INC. and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that  could materially affect the financial profile of Alamos. A full description of the responsibilities of Alamos’s Audit  Committee is set forth in its Charter, a copy of which is available at www.alamosgold.com.  At the end of 2015, the Audit Committee consisted of three independent directors: Ronald Smith (Chair), David  Fleck and Patrick Downey. There were three meetings of the Company’s Audit Committee during 2015 (July 2,  2015 to December 31, 2015), each of which was attended by all of the members of the Audit Committee.   All members of the Audit Committee are financially literate, as defined under NI 52‐110. In considering criteria  for determination of financial literacy, the Board looks at the ability to read and understand financial statements  of the Company. Each of Ronald Smith, Patrick Downey and David Fleck is an “Audit committee financial expert”  having  the attributes  required of a  “financial expert” as defined under  the Sarbanes Oxley Act of 2002.    In  determining financial expertise, the Board looks at familiarity with emerging accounting issues, past employment  experience in finance or accounting, requisite professional certification in accounting, or any other comparable  experience or background which  results  in  the  individuals’  financial sophistication,  including being or having  been a chief executive officer, a chief financial officer or having held another senior officer position of an entity  with financial oversight responsibilities.   Technical and Sustainability Committee  The mandate of the Technical and Sustainability Committee  is to oversee Alamos’s technical, environmental,  health  and  safety  and  social  responsibility  performance  at  all  operations  and  projects  of  the  Company,  to  monitor related current and future regulatory issues and to make recommendations, where appropriate, to the  Board.  The  Committee  also  oversees  the  development  and  implementation  of  the  Company’s  policies  and  practices on technical, environmental, health, safety and social responsibility matters in light of applicable laws  and recommends best practices in the various jurisdictions in which the Company conducts its operations. To  achieve this, the Committee reviews the Company’s existing programs to ensure that they minimize or prevent  the effects of Alamos’s operations on the environment, and monitors their effectiveness.  It also reviews the  measures implemented, and key resources committed to, developing a positive relationship with the individuals  and  communities  impacted  by  Alamos’s  operations.  The  Committee  strives  to  ensure  that  the  individuals  employed in its areas of focus from each jurisdiction in which the Company operates communicate regularly and  effectively with one another such that the value of their respective experiences and expertise are optimized.  There were two meetings of the Company’s Technical and Sustainability Committee during 2015 (July 2, 2015 to  December 31, 2015), each of which was attended by all members of the Committee.  At the end of 2015, the  Technical and Sustainability Committee consisted of three independent directors, Kenneth Stowe (Chair), Claire  Kennedy and David Gower.

36 | ALAMOS GOLD INC. REPORT ON EXECUTIVE COMPENSATION   As at December 31, 2015, the end of the most recently completed financial year of the Company, the five Named  Executive Officers (or “NEOs”) of the Company were John A. McCluskey, President and Chief Executive Officer,  James Porter, Chief Financial Officer, Peter MacPhail, Chief Operating Officer, Andrew Cormier, Vice President,  Development and Construction and Aoife McGrath, Vice President, Exploration.   On July 2, 2015, Alamos Gold Inc. (“Former Alamos”) and AuRico Gold Inc. (“AuRico”) merged to form Alamos.  As a result, this report also includes references to Scott Perry, former Chief Executive Officer, AuRico Gold Inc.  and Robert Chausse, former Chief Financial Officer, AuRico Gold Inc.  Compensation Discussion and Analysis  The Alamos executive compensation program is designed to achieve the following objectives:   Attract, retain, and motivate people of the highest quality;   Align the interests of the CEO and the senior executives with the Company’s shareholders;    Create incentives to achieve established corporate and individual performance objectives;    Properly reflect the respective duties and responsibilities of the senior executives; and   Create incentives relating to risk management and regulatory compliance.  These objectives are embedded in the Charter of the Human Resources Committee, and reflect the Company’s  pay‐for‐performance philosophy  for compensation of  its executives. Each of  the elements of  the Company’s  compensation program (base salary, annual incentive and long‐term incentives) is designed to achieve one or  more of these objectives, both in the short and long‐term.    Compensation for the NEOs, and the balance of the executive officers, consists of a base salary, discretionary  annual incentive, and longer‐term incentives in the form of stock options and restricted or performance share  unit grants. The Human Resources Committee reviews and recommends base salary levels to the Board based  on a number of factors, in order to enable the Company to attract, motivate and retain high quality executives  who are critical to the Company's long‐term success. Annual incentive compensation is linked to achievement  of  individual and annual corporate objectives,  thereby aligning  interests of  the executives with  those of  the  Company’s  shareholders.  Long‐term  equity  incentive  compensation  is  intended  to  align  the  interests  of  executive officers with the longer term interests of shareholders.   Overall, the Company’s compensation strategy is to target total compensation up to the 75th percentile of the  Company’s defined peer group, based on performance. Historically, the Company placed greater weight on short  and  long‐term  incentives  to  achieve  the  75th  percentile with  respect  to  total  compensation.    In  2015,  the  Company has continued to offset increased base salaries with lower long‐term incentive grants relative to prior  years.  As an executive officer's level of responsibility and ability to influence Company operations and results  increases, the mix of total compensation is weighted more heavily to pay at risk (annual incentive and long‐term  incentive), thereby further aligning the interests of executive officers with those of the Company’s shareholders.   The Company’s performance and compensation review for the 2015 year was led and conducted by the Human  Resources Committee on January 20, 2015.  At that time, the Human Resources Committee and subsequently,  the Board concluded that there would be no salary increases for executives and approved the 2015 long‐term  incentive grant. On  the merger between Alamos Gold  Inc. and AuRico Gold  Inc. on  July 3, 2015,  the Human  Resources Committee and subsequently the Board reviewed and approved salary increases for the executives in  line with the broadened scope and  increased complexity of each of their roles and the size of the Company.   These increases ranged from 5% to 23% and are further explained in the notes accompanying the Summary of

37 | ALAMOS GOLD INC. Compensation table below.  On March 22, 2016, the Board reviewed and approved the 2015 annual incentives  for the Company’s executives, including the NEOs.  The merger between Former Alamos and AuRico triggered a change of control in accordance with the terms of  certain executives’ respective employment agreements. The agreements (in most cases), had been in place since  2012 and  included a  single‐trigger  change of  control clause.   The Board  set out  to ensure  continuity  in  all  executive functions of the Company and incentivize each executive to positively contribute to the successful  integration of Alamos.   Amended and restated employment agreements for each of the Company’s senior  executives, including the NEOs were executed as at July 3, 2015.  These agreements were amended to remove  the  single‐trigger  change  of  control  clauses  in  accordance with  executive  compensation  best  practices  and  contained a retention bonus agreement for each applicable executive (each a “Retention Agreement”).   The  retention agreement defined three payments, with the first being upon completion of the merger and/or receipt  of an executed agreement and the subsequent payments on the first and second anniversaries of the completion  of the merger.  The payments were calculated based on the cash component of the change of control terms of  the previous employment agreements – salary plus bonus ‐ plus a small multiple which was in consideration of  each executive waiving the immediate vesting of their long‐term incentives, Supplemental Executive Retirement  Plan and other benefits. The first payment was delivered on July 15, 2015 for all NEOs except for the CEO which  was paid on September 15, 2015. The Vice President, Exploration was not an executive officer at the time of the  merger and therefore did not receive a retention bonus on account of having no change of control clause in her  employment agreement.  INDEPENDENT ADVICE.   The Company paid  the  fees outlined below  for  independent compensation advisory  services in conjunction with the annual executive compensation review for the years indicated.    Services  Associated Fees  2015 Executive Compensation‐related Fees  1. Hugessen Consulting Inc. Reviews  a. Peer Group Analysis (merger)  b. Executive Compensation  c. Proxy Disclosure Update  d. Executive Change of Control Analysis  Cdn$51,730  2014 Executive Compensation‐related Fees  1.  Hugessen Consulting Inc. Reviews  a. Director Compensation  b. Executive Share Ownership  c. Proxy Disclosure Update  d. LTIP Grant Analysis  Cdn$14,388  2013 Executive Compensation‐related Fees  1. Hugessen Consulting Inc. Reviews   a. Compensation Update Report  b. NEO Analysis  Cdn$32,625  2. Mercer 2013 Canada Mining Survey  3. Hay Group, 2013 Global Mining Compensation Review   Cdn$4,565  Cdn$31,548  Hugessen Consulting did not provide any services to the Company or management other than, or in addition to,  the services described above.   Hugessen Consulting was first retained by the Company  in 2012.   The Human  Resources  Committee must  pre‐approve  other  services  provided  by  the  compensation  consultants  at  the  request of management.

The Company participated in the *Equilar Top 25 Survey* in 2015. Participation in this survey is included in the annual fee.

The Human Resources Committee and subsequently, the Board reviewed and approved a new peer group for Alamos effective 2015 to reflect the Company post-merger. The companies that were selected to be a part of the peer group were chosen based on characteristics similar to those of the Company post-merger, with respect to: industry, revenue, net income and market capitalization. The peer group is as follows:

Company Name	Market Capitalization (US$000)(1)	Annual Revenue (US$000)(1)	Number of Employees(2)
B2Gold Corp	1,440,000	553,660	3,330
Centerra Gold Inc.	1,090,000	623,950	N/A
Detour Gold Corp.	2,480,000	563,020	748
Hecla Mining Co.	1,010,000	443,570	1,354
Hudbay Minerals Inc.	924,000	886,050	1,797
IAMGOLD Corp.	819,000	917,000	N/A
New Gold Inc.	1,820,000	712,900	N/A
OceanaGold Corp.	1,640,000	507,980	N/A
Pan American Silver Corp.	1,570,000	674,690	6,983
Primero Mining Corp.	299,000	291,300	N/A
SEMAFO Inc.	1,000,000	300,130	984
Tahoe Resources Inc.	2,400,000	519,720	930
Torex Gold Resources Inc.	972,000	N/A	342
Alamos Gold Inc.	1,350,000	355,100	1,293

(1) Calculated as at December 31, 2015
(2) As reported in the 2014 Management Information Circulars, if available. Alamos Gold Reported as of December 31, 2015

Key components of the Company's compensation plan are discussed in greater detail below.

Base Salary

Base salaries provide executive officers with remuneration based on the position and the required qualifications and skills to effectively perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual incentive, long-term incentive, pension and benefits) to the extent these are paid or granted as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive with the principal objectives being to attract candidates and retain and motivate existing executives and employees. Salaries are reviewed annually based on performance levels within the Company, and in comparison to base salaries for similar roles in peer group companies. The target base salary varies per executive role and actual base salaries reflect years of experience both within the industry, and in general, at the executive level, both technical and management skills, and performance level. The actual base salaries fall anywhere from below P25 (i.e. 25th percentile) up to the 75th percentile of the peer group and/or the market at large. Annual adjustments to base salary are assessed and recommended by the CEO (regarding other

38 | ALAMOS GOLD INC.

39 | ALAMOS GOLD INC. NEOs and executives) to the Human Resources Committee and then recommended by the Human Resources  Committee to the Board for their final decision.   Non‐Equity Annual Incentive  The Human Resources Committee determines, on a discretionary basis, annual incentive awards to be paid to  the executive officers of  the Company  in  respect of a  financial year based on both  individual and corporate  performance, as well as  the  recommendations of  the CEO  (regarding other NEOs).   Each executive officer  is  responsible for presenting specific individual goals and objectives to the Board for review and approval on an  annual basis.  The CEO approves, on a discretionary basis, annual incentives to be paid by the Company to all  other eligible employees of the Company in respect of a financial year. Annual incentive targets are set based  on  peer  group  benchmarking,  and  an  internal  review  for  internal  equity  purposes.   An  annual  incentive  is  provided  as  an  element  of  total  compensation  to  provide  an  incentive  to  achieve  or  exceed  annual  goals  consistent with operating or financial metrics that can generally be  improved on a year over year basis. The  Company metrics  are outlined  in  the  table  below  under  “Review of Recent  Performance  and  Performance  Objectives”.   All executives other than the CEO, CFO and COO have a 50:50 weighting of their  individual and  corporate metrics. The CFO and COO have a weighting of 75:25 corporate metrics and individual goals, whereas  the CEO is measured entirely on performance relative to corporate metrics.   Long‐Term Incentive Plans  The long‐term incentive grant in 2015 for executives, including the NEOs was made at the same fair value as the  2014 grant.    In 2015, each executive’s  long‐term  incentive award  value was  divided equally between  stock  options and restricted share units and were awarded under the former Alamos Gold Inc.  long‐term incentive  plan.  There was no long‐term incentive grant approved in 2015 for executives who were previously employed  by AuRico Gold Inc.  The Company provides its executives with incentives to achieve the Company’s goal of price appreciation for its  common shares. Each executive plays a critical role in achievement of the Company’s operational, financial and  other objectives which can  result  in  share price appreciation. Each officer  is awarded a  long‐term  incentive  package on entering service and annual grants are reviewed by the Board. The Company utilizes the initial value  of a grant, as determined using the Black Scholes option pricing model (for stock options) on the five (5) day  Volume Weighted Average Price (“VWAP”), to evaluate executive compensation given this is a common practice  amongst the Company’s peer group. The Board recognizes that the value of this element of compensation  is  high in the year an executive is appointed to his or her position as a result of the initial grant.   Going forward, all long‐term incentive grants will be made pursuant to the Company’s Long‐term Incentive Plan.   See “Securities Authorized for Issuance under Equity Compensation Plans” below for further details of the LTIP.   See also the section dealing with the approval of the Company’s Long‐term  Incentive Plan on Page 12 for an  overview of the terms of the plan.  Option Re‐pricing  It is expected that in 2016 and going forward, executive officers will be granted stock options and performance  share units.  No options held by the Named Executive Officers are permitted to be, or were, re‐priced downward  during the Company’s most recently completed financial year ended December 31, 2015.

40 | ALAMOS GOLD INC. Stock Appreciation Rights (“SARs”)  In 2011, the Board approved a cash‐settled stock appreciation rights plan (the “SARs Plan”) to grant incentive  SARs to directors, officers, employees and consultants of the Company or any of its subsidiaries and affiliates. A  cash‐settled stock appreciation right  (“SAR”) entitles a participant to receive cash consideration equal to the  appreciation  in value of  the Company’s common shares over a certain period of time. The term and vesting  provisions of SARs are authorized by the Board at the time of the grant. Following amendments to the SARs Plan  made by the Board in 2012, SARs granted under the SARs Plan are exercisable for a five‐year period, vesting 1/3  on the anniversary of the date of grant, and 1/3 at each twelve month interval following the date of grant, until  fully vested. The  strike price of a SAR cannot be  lower  than  the market price of  the common shares of  the  Company at the date of the grant of the SAR, where market price is the closing price of the Company’s common  shares on the TSX on the business day on which the grant of the SAR is approved by the Board.  SARs are cash‐settled  liabilities, which are  initially valued and  re‐measured at each  reporting date using  the  Black‐Scholes option‐pricing method. At the settlement date, the SARs  liability  is re‐measured to the intrinsic  value or cash payment required to settle the SARs  liability. Changes  in the fair value of the SARs  liability are  recognized as an expense within share‐based compensation in the Statements of Comprehensive Income.  No  SARs were granted to any Named Executive Officer in 2015.  Prior to the merger, executive officers of Alamos Gold Inc. were granted awards under Alamos’ Stock Option,  Restricted Share Unit, Deferred Share Unit and Stock Appreciation Rights. There will be no further grants under  these plans.  The plans will continue to govern the previously awarded stock options, RSUs, DSUs and SARs until  their date of expiry.  Pension Plans  The Board approved a Supplemental Executive Retirement Plan (“SERP”) for the Company’s executives which  became effective on  January 1, 2014.   The plan  is  an unfunded, non‐registered plan.   The Company  is not  required nor obligated to fund for the provision of any benefits under this SERP prior to the date the members’  benefit entitlements fall due.  There are no physical assets or funds held in trust in connection with this unfunded  SERP.  The members are unsecured creditors of the Company with respect to balances in their members’ SERP  Vested Accumulated Accounts.  The plan  is administered by a Company‐approved Authorized Administrative Agent.   Each executive provides  their Investment Direction in writing, which specifies the investment and percentages to be notionally invested  in the Company‐approved Allowable Investment Options.    SERP benefits are Canadian dollar denominated. Executives are eligible to participate in the SERP on the 1st of  the month immediately following the completion of six (6) months continuous service. The SERP in 2015 has a  rolling vesting provision of two (2) years. The Company credits 12% of each executive’s annual earnings (base  salary  and  annual  incentive)  to  the members’  SERP Accumulation  Sub‐account. No  other  earnings may  be  included in this calculation.  Executives are not permitted to make notional contributions to the SERP.  The value of each executive’s SERP Account will be determined by the Authorized Administrative Agent and will  take into account the notional employer contributions and the investment earnings thereon.    In the case of a Change of Control, all unvested SERP Accumulation Sub‐accounts vest immediately.  Upon retirement, which has been defined in the Plan as the 1st of the month following the 65th birthday of the  executive (“Normal Retirement Date”), the executive is entitled to the SERP total accumulation account.  Should  an executive retire prior to the normal retirement date, the executive is entitled to the SERP vested accumulation account. The Board has the discretion to deem the benefit entitlement to be the SERP total accumulation account if an executive retires prior to the normal retirement date.

Upon total and permanent disability prior to the normal retirement date, the executive's benefit entitlement is to the SERP total accumulation account. Upon resignation or termination from the Company, the executive's benefit entitlement is the SERP vested accumulation account. The Board has the discretion to deem the benefit entitlement to be the SERP total accumulation account in the case of termination of employment.

If the vested portion of the SERP total accumulation account is less than $100,000 the benefit shall be provided in a lump-sum payment, less applicable withholding taxes. If the vested portion of the SERP total accumulation account is $100,000 or more, the executive may receive the benefit as a lump-sum payment, less applicable withholding taxes, or a lump-sum contribution to a Retirement Compensation Arrangement (RCA) as defined under the *Income Tax Act* (Canada).

The table below outlines the notional value of each NEO's account as at December 31, 2015 in US$ converted at the year-end 2015 exchange rate Cdn$1.00=US$0.7225.

Name	Accumulated Value at Start of Year ($US)	Change (2015) ($US)	Accumulated Value at Year-end ($US)
John A. McCluskey	113,605	144,157	257,762
James Porter	56,807	64,822	121,629
Peter MacPhail(1)	-	63,420	63,420
Andrew Cormier	36,069	35,213	71,282
Aoife McGrath(1)	-	24,699	24,699

(1) Mr. MacPhail's and Ms. McGrath's participation in the SERP were effective July 3, 2015 and June 3, 2015 respectively therefore there is no accumulated value at the start of 2015.

Employee Share Purchase Plan

On April 1, 2014, the Board of AuRico approved an Employee Share Purchase Plan ("**ESPP**") which continues to be employed by the Company following completion of the merger. The ESPP is designed to encourage employee savings through ownership of common shares of the Company. Alamos believes the plan will aid in attracting, retaining, and encouraging employees to acquire an ownership interest in the Company.

Officers, directors, employees and consultants of the Company and its subsidiaries ("**Eligible Participants**"), may elect to contribute between one (1) and ten (10) percent of their base salary towards the purchase of common shares of the Company and the Company will match the contribution in an amount equal to 75% of the participant's contribution. Participant and Company contributions vest immediately.

The aggregate number of Common Shares to be reserved and set aside for issue from treasury under the ESPP is 0.2% of the issued and outstanding Common Shares of the Company from time to time on a non-diluted basis. The aggregate number of shares issued pursuant to the ESPP, together with all other established security-based compensation arrangements of the Company, shall not exceed 6.5% of the issued and outstanding Common Shares at the time the shares are issued (from treasury) (on a non-diluted basis). In the case of shares issued from the Company's treasury, the purchase price will be a price per Common Share equal to 100% of the volume-weighted average trading price of the Common Shares for the 5 trading days immediately preceding the end of the reporting quarter in respect of which the shares are issued, as reported by the TSX. For all other Common

41 | ALAMOS GOLD INC.

42 | ALAMOS GOLD INC. Shares purchased in the market, the purchase price will be 100% of the average purchase price of the Common  Shares purchased by the Company on behalf of the participants through the TSX or the NYSE, as applicable.  Eligible Participant and corresponding Company matching contributions are sent to a third party administrative  agent as soon as practicable after the  last day of each contribution period, at which time the administrative  agent will record the amounts in each personal account.  The funds are then used to either issue shares from  treasury  or  purchase  shares  through  normal  market  purchases,  at  the  discretion  of  the  Company.    The  administrative agent  then allocates  the applicable shares on a full or  fractional share basis  to each personal  account.  Any funds in the personal account as a result of dividend credits are used to purchase additional shares.   Upon disability, retirement, resignation or termination without cause/wrongful dismissal, or termination with  cause, the Eligible Participant will have thirty (30) days to elect to withdraw or sell all of the ESPP shares credited  to the participant’s account. If such election is not made, the participant’s ESPP shares will be withdrawn. Upon  death, the Eligible Participants’ personal representative will have thirty (30) days to elect to withdraw or sell all  of the ESPP shares credited to the participant’s account. If such election is not made, the Participant's Personal  Representative (or such other designated person) will automatically be deemed to have elected to withdraw the  balance of Plan Shares as of the date of death. No Common Shares credited to a participant’s account, nor any  rights to receive Common Shares under the ESPP, may be assigned, transferred, charged, pledged or otherwise  alienated, in any way by the participant other than by will or the laws of descent and distribution.  Managing Compensation‐Related Risk  The Board and the Human Resources Committee have an active role in risk oversight regarding the Company’s  compensation  policies  and  practices.  They  consider  all  factors  related  to  an  executive’s  performance  and  regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation  policies and practices,  including  the potential  for any  inappropriate or excessive  risk‐taking by  its executive  officers, in determining compensation. The Company uses the following practices to discourage inappropriate  or excessive risk‐taking by directors and executive officers:   The Human Resources Committee avoids compensation policies which encourage excessive risk taking,  such as compensation policies that allow pay out before the risks associated with the performance are  likely to materialize, and policies that do not  include regulatory compliance and risk management as  part of their performance metrics. In the Human Resources Committee’s view, compensation outcomes  must be symmetric with risk outcomes. Variable compensation for senior executives is considered more  risk‐aligned when it is deferred. Specifically, the payout for the executive should be deferred until the  long‐term impact of the action that is taken can be assessed and determined.   Incentive compensation awards are based upon achievement of both corporate and personal objectives,  and are not inordinately weighted to any single metric, which in the Company’s view could be distortive.  Compensation packages consist of an appropriate mix of fixed and performance based compensation,  with short and long term performance conditions.   Each director and executive officer of  the Company  is required  to comply with  the minimum equity  ownership requirements of the Company (see “Minimum Equity Ownership Requirement”).   The  Human  Resources  Committee  has  discretion  in  assessing  the  annual  incentive  awards  paid  to  executive officers of the Company, based on both individual and corporate performance.   The long‐term incentives available to executives are subject to gradual vesting provisions, such that the  interests of  grantees  remain  aligned with  those of  shareholders  for  a  longer period,  including with  respect to the impact of their decisions on the Company’s share price performance.

43 | ALAMOS GOLD INC.  The Board has adopted an Executive Compensation Claw‐back Policy concerning awards made under  the Company's incentive plans. Under this policy, which applies to all executives, the Board may, in its  sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is  in  the  Company's  best  interest  to  do  so,  require  reimbursement  of  all  or  a  portion  of  incentive  compensation  received  by  an  executive  in  certain  circumstances.  Specifically,  the  Board may  seek  reimbursement  of  full  or  partial  compensation  from  an  executive  or  former  executive  officer  in  situations where:  o the amount of  incentive compensation received by the executive or former executive officer  was calculated based upon, or contingent on, the achievement of certain financial results that  were  subsequently  the  subject  of,  or  affected  by,  a  restatement  of  all  or  a  portion  of  the  Company's financial statements;  o the executive officer engaged in gross negligence, intentional misconduct or fraud that caused  or partially caused the need for the restatement; and  o the incentive compensation payment received would have been lower had the financial results  been properly reported.    The Company’s  Insider Trading Policy  prohibits directors, officer, employees or any other or person  retained by the Company or any of its subsidiaries to: (a) engage in hedging transactions with respect to  securities  in  the  Company;  (b)  hold  securities  of  the  Company  in margin  accounts;  or,  (c)  pledge  securities of the Company as collateral.  Summary of Compensation  The  following  table  is a summary of compensation paid  to  the Named Executive Officers of Alamos and  the  former CEO and CFO of AuRico Gold Inc. for the financial years ended December 31, 2015, 2014, and 2013. All  figures are  in United States dollars unless otherwise  indicated. Compensation earned  in Canadian dollars has  been converted  into United States dollars at the average 2015 exchange rate of Cdn$1.00 = US$0.7821.   The  value of option‐based awards is translated into United States dollars at the exchange rate in effect on the date  of the option grant.

Name and Principal Position	Year	Salary ($)	Share-based Awards[1] ($)	Option-based Awards[2] ($)	Non-equity Annual Incentive Plans ($)	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
John A. McCluskey[3] President and Chief Executive Officer	2015	560,964	622,356	695,986	804,781	175,950	532,248	3,392,285
	2014	633,710	711,363	770,336	327,945	119,312	10,313	2,572,979
	2013	631,150	1,010,360	954,691	580,658	N/A	6,074	3,182,933
James Porter[4] Chief Financial Officer	2015	286,729	248,708	278,323	336,303	80,120	222,415	1,452,598
	2014	316,855	283,592	308,135	172,290	59,661	3,523	1,144,056
	2013	291,300	333,268	315,083	196,628	N/A	1,953	1,138,231
Scott Perry[5] Former CEO of AuRico Gold Inc.	2015	249,682	N/A	N/A	349,052	N/A	2,600,029	3,198,763
	2014	543,180	407,385	814,770	543,180	N/A	66,573	2,375,088
	2013	582,600	436,950	873,900	512,688	N/A	32,797	2,438,935
Robert Chausse[6] Former CFO of AuRico Gold Inc.	2015	152,703	N/A	N/A	176,950	N/A	1,183,171	1,512,824
	2014	330,435	143,189	286,376	330,435	N/A	49,621	1,140,055
	2013	326,592	425,528	1,139,819	311,885	N/A	34,079	2,237,904
Peter MacPhail[7] Chief Operating Officer	2015	313,672	N/A	N/A	394,961	68,652	316,278	1,093,563
	2014	330,435	143,189	286,376	330,435	N/A	51,697	1,142,131
	2013	354,415	307,775	307,160	598,270	N/A	43,166	1,610,786
Andrew Cormier[8] Vice President Construction and Development	2015	226,932	134,912	150,803	144,689	44,436	94,931	796,703
	2014	256,200	151,192	166,907	53,802	37,881	2,046	668,028
	2013	248,881	N/A	597,425	82,858	N/A	2,194	931,359
Aoife McGrath[9] Vice President Exploration	2015	169,091	103,824	116,057	121,226	26,736	7,608	544,542
	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) *These amounts represent the fair value of the RSUs granted to the respective Named Executive Officers. These amounts were calculated by multiplying the number of RSUs granted by Cdn$7.50 being the "Market Price" of the company's common shares as provided for in the RSU Plan.*

(2) *The grant date fair value of option-based awards for 2015 was calculated using a Black-Scholes option pricing model, applying the following key inputs:*

Risk-free rate	*0.46%-0.57%*
Expected dividend yield	*1.0%*
Expected stock price volatility	*42%-45%*
Expected option life, based on terms of the grants (months)	*30-60*

Key inputs used in the valuation of 2014 and 2013 stock option grants are as disclosed in the Management Information Circulars filed June 3, 2015 and May 2, 2014, respectively. Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and, therefore, it is management's view that the existing models may not provide a single reliable measure of the fair value of the Company's stock option grants. The Company uses an option-pricing model because there is no market for which employee options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the options were freely traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes.

(3) *Mr. McCluskey's salary reflects his base salary earnings in the year given his 5% salary increase at July 3, 2015, from Cdn$700,000 to Cdn$735,000. "All Other Compensation" includes a pro-rated club dues allowance, executive medical health coverage, parking fees, value of employer match of his share purchases under the Employee Share Purchase Plan and the first payment of his retention bonus which amounted to Cdn$630,000. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus.*

(4) *Mr. Porter's salary reflects his base salary earnings in the year given his 7% salary increase at July 3, 2015 from Cdn$350,000 to Cdn$383,250. "All Other Compensation" includes executive medical health coverage, value of employer match of his share purchases under the Employee Share Purchase Plan and the first payment of his retention bonus which amounted to Cdn$268,013. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus.*

(5) *Mr. Perry was CEO of AuRico Gold Inc. until July 2, 2015 at which point he became a director of Alamos Gold Inc. The base salary earnings do not include any director fees. "All Other Compensation" includes executive benefits and his severance payment of Cdn$3,264,000, the value of*

44 | ALAMOS GOLD INC.

45 | ALAMOS GOLD INC. the employer match of his share purchases under the Employee Share Purchase Plan and the employer match of his RRSP contributions. Mr.  Perry’s 2013, 2014, and 2015 compensation reported was earned at AuRico Gold Inc.  (6) Mr. Chausse was CFO of AuRico Gold Inc. until July 2, 2015.  “All Other Compensation” includes executive benefits and his severance payment  of Cdn$1,483,725 the value of the employer match of his share purchases under the Employee Share Purchase Plan and the employer match of  his RRSP contributions. Mr. Chausse’s 2013, 2014, and 2015 compensation reported was earned at AuRico Gold Inc.  (7) Mr. MacPhail’s  salary  reflects  his  base  salary  earnings  in  the  year  given  his  23%  salary  increase  at  July  3,  2015  from  Cdn$365,000  to  Cdn$450,000.  “All Other Compensation” includes executive medical health coverage, the value of the employer match of his share purchases  under the Employee Share Purchase Plan, the employer match of his RRSP contributions, and the first payment of his retention bonus which  amounted to Cdn$321,903. His pension is the notional value of his annual SERP credit which is 12% of his base salary and annual bonus pro‐ rated for 6 months. Mr. MacPhail’s 2013, 2014 and the first half of 2015 compensation reported was earned at AuRico Gold Inc.  (8) Mr. Cormier’s salary reflects his base salary earnings in the year given his 5% salary increase at July 3, 2015 from Cdn$283,000 to Cdn$297,150.   “All Other Compensation”  includes executive medical health  coverage,  the  value of  the employer match of his  share purchases under  the  Employee Share Purchase Plan and the first payment of his retention bonus which amounted to $106,614. His pension is the notional value of  his annual SERP credit which is 12% of his base salary and annual bonus.  (9) Ms. McGrath was appointed Vice President, Exploration on June 3, 2015.  She was hired on February 1, 2013 as Director, Exploration, Corporate  Development and Investor Relations. Her salary reflects her base salary earnings in the year given her 5% salary increase at July 3, 2015 from  Cdn$211,000 to Cdn$221,550.  “All Other Compensation” includes executive medical health coverage, the value of the employer match of her  share purchases under the Employee Share Purchase Plan and the employer match of her RRSP contributions. Her pension is the notional value  of her annual SERP credit which is 12% of her base salary and annual bonus, pro‐rated for 7 months plus 5 months of her RRSP company match.  CEO Compensation  The table below outlines key metrics with respect to CEO total compensation. The differential between the CEO  total compensation and the next highest NEO in 2015 was 2.3 times. This reflects a difference in experience of  the CEO relative to the next highest NEO at Alamos Gold Inc.  2015 peer group data was not available at the time  of writing this report.  For 2014 and relative to the Company peer group, the CEO differential of 2.0 times that  of the next highest‐paid NEO fell between the median and P75.    CEO compensation as a percentage of 2015 earnings and three year average earnings relative to the peer group  could not be reported given the merger of Alamos Gold Inc. and AuRico Gold Inc., rendering historical combined  earnings not relevant for this calculation.    Differential between CEO Total  Compensation and Next  Highest NEO  Total Compensation of the CEO as a  Percentage of 2015 Earnings   ($‐508.9M)  Total Compensation of the CEO  as a Percentage of 3 Year  Average Earnings  2.3x  N/A  N/A

46 | ALAMOS GOLD INC. As shown in the table below, when comparing the CEO pay ranking relative to performance ranking, the three‐ year CEO compensation  (pay ranking) up to and  including 2014,  is at P62 while the Company’s relative total  shareholder return up to and including 2014 (performance ranking) was at P38. Relevant data for 2015 was not  available.      Source:  Hugessen Consulting March 26, 2016. Review of Recent Performance and Performance Objectives  The  annual  incentive  plan  is  structured  to  recognize  individual  and  Company‐wide  performance.  Goal  achievement equates to a 100% target payout, while exceeding goals is recognized by a target payout of up to  200%.  Individual goal  recognition  is determined  in concert with overall corporate performance. Equally,  the  Board has the discretion to recognize goals that are not fully achieved but would be paid at a threshold level  (below target). Target annual incentive payout levels are expressed in ranges and as percentages of base salary.  The NEOs are measured on their individual goals and on the corporate metrics which are set out  in the table  below. For all NEOs except for the CEO, CFO and COO, individual and corporate metrics are weighted equally  (50:50). The Chief Financial Officer and the Chief Operating Officer corporate and individual metrics are weighted  75:25. The President and CEO, John McCluskey is evaluated on the achievement of corporate metrics only.

47 | ALAMOS GOLD INC. The Human Resources Committee and the Board considered the individual and corporate goals and results for  2015  and  determined  that  the  overall  corporate  performance was  rated  at  108%  of  target  bonus.   At  the  discretion of the Board, the CEO’s bonus was paid at 140% of his base salary (target bonus is 125% of base salary).  Bonuses (corporate and individual metrics) for the balance of the NEOs were paid as follows:    Name and Principal Position  Target Bonus as a  % of Base Salary  Actual Bonus Paid  as % of Base Salary  John A. McCluskey, CEO  125%  140%  James Porter, CFO  100%  112%  Scott Perry, CEO (Former)  100%  150%  Robert Chausse, CFO (Former)  100%  125%  Peter MacPhail, COO  100%  112%  Andrew Cormier, VP, Development and Construction  60%  62%  Aoife McGrath, VP, Exploration  60%  70%    Chief Executive Officer (“CEO”)  The CEO is to be the leader of an effective and cohesive management team, set the tone for the Company by  exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be  the main spokesperson for the Company, and bear chief responsibility for ensuring the Company achieves its  short, mid and long‐term operational and strategic objectives. The CEO works with, and is accountable, to the  Board in designing and executing the Company’s strategic plan.  Mr. McCluskey’s bonus in 2015 was based on  the corporate results for the year and the role he played in the $1.5B merger of equals with AuRico Gold Inc.  and successful integration of the two companies.  Chief Financial Officer (“CFO”)  The  CFO  reports  to  the  CEO  and  manages  the  Company’s  financial  reporting,  internal  control,  treasury,  information technology and investor relations functions. The CFO is responsible for monitoring and maintaining  the Company’s financial strength, ensuring adequate liquidity, managing counterparty arrangements, achieving  return on investment targets, evaluating and structuring M&A opportunities and overall risk management. Mr.  Porter’s bonus  in 2015 was based on closing  the $1.5B merger of equals with AuRico Gold  Inc.,  leading  the  finance, structuring and integration aspects of the merger.  Chief Operating Officer (“COO”)  The COO contributes to the establishment of the Company’s operational, financial, and sustainability objectives.  Mr. MacPhail’s bonus in 2015 was based on his contributions to the $1.5B merger of equals with AuRico Gold  Inc., and achieving cost and production guidance objectives. In addition, the Company maintained a qualified  workforce in all locations and key operational targets including safety were exceeded during the year.

48 | ALAMOS GOLD INC. Vice President, Development and Construction  The Vice President of Construction and Development is responsible for overseeing all major mine construction  projects for the Company, developing execution plans for mine construction projects  in compliance with  ISO  standards, providing technical and operational leadership to capital project teams to ensure cost effectiveness  and timely delivery, and identifying and managing key risks in relation to all construction projects. Mr. Cormier’s  bonus in 2015 was based on his significant contribution to the due diligence phase of the $1.5B merger of equals  with AuRico Gold Inc., re‐instatement of the Kirazli and Aği Daği EIA’s, oversight and improvement of the San  Carlos mill, and furthering the development of the Esperanza project.  Vice President, Exploration  The Vice President of Exploration carries direct overall management and decision making responsibility for the  Company’s  global  exploration  programs.    She  sets  short, medium  and  long  term  goals  for  the  exploration  function in every global location, she defines the targets and standards for the department and is very involved  in exploration program design and planning.   She manages  the application and roll‐out of new and relevant  technologies  that  ensure  best  practice  in  data  management  and  organization.    She  also  assists  in  the  development of  strategic planning and generative efforts  in new  regions and provides  technical exploration  advice to the President and CEO.  Ms. McGrath’s  bonus  in  2015  was  based  on  successful  reassessment  of  the Mulatos  District  exploration  potential, including delineation of new zones of mineralization at both the Cerro Pelon and La Yaqui deposits,  the  successful building,  re‐organization and  training of  the global exploration  team, and  implementation of  global data management protocols.

Corporate Metrics

Below is a summary of the key corporate metrics applied in determining the 2015 bonus awards. The results reported under the "2015 Results" column were those achieved in the period January 1, 2015 to December 31, 2015.

Corporate Metric	2015 Plan	Weighting	2015 Results	2015 Rating
Growth and Creating Shareholder Value				
• **Resource increase & reserve replacement**	***(1) Increase resources (2) Replace reserves (3) Exploration success delineating new potential mineable ounces***	10%	(1)Substantially increased reserves and resources through merger with AuRico. Proven and probable reserves increased to 6.2M oz pro forma at time of merger and total reserves and resources to 19.7M oz proforma at time of merger. In addition, resources increased at the satellite deposits in Mexico (Cerro Pelon and La Yaqui). (2) Replace reserves - refer to above. Reserve additions at YD (more than replaced depletion) and Cerro Pelon and La Yaqui deposits, partially offset by San Carlos reserve decrease. (3) Strong exploration success delineating new potential mineable ounces at both Cerro Pelon and La Yaqui resulting in strong mineral resource growth for the deposits. (4) Acquisition of remaining 75% of Lynn lake through acquisition of all of the outstanding shares of Carlisle gold added an additional 3.5 M oz of MI& I resources.	Achieved (10)
• **Advance projects through permitting to the construction stage through achievement of community relations, land access and permitting progress.**	(1) Cerro Pelon/La Yaqui (3) Advance Turkish and Mexican project permitting	10%	(1) Securing surface access rights to Cerro Pelon and La Yaqui completed in 2015 (2) Advance Turkish and Mexican project permitting - Turkey EIAs ratified in 2015. Limited progress on Esperanza development given permitting challenges and new priorities post-merger.	Achieved (10)
• **Assess M&A, Financing, other strategic opportunities**	(1) Accretive acquisition that contributes to near-term low cost growth profile.	5%	Merger with AuRico significantly improved diversified production, increased long-term production profile and added premier Canadian asset. Well received by analyst/investment and shareholder communities. Consequently the Board rated this as having exceeded target.	Exceeded (12)
• **YTD Share Price Performance Relative to Peers and TSX Gold Index**		5%	AGI share price performance -45% in 2015 relative to peer group -12%.	Did Not Achieve (0)

49 | ALAMOS GOLD INC.

50 | ALAMOS GOLD INC. Corporate Metric  2015 Plan  Weighting  2015 Results  2015  Rating  Financial    30% The 2015 financial metrics were not  included given the merger with AuRico and  the magnitude of associated impairment  and non‐cash adjustments.  The financial  performance of the company however is  summarized as follows:   Met production guidance  globally;   Met cash cost and AISC guidance  for each of the operating sites;   Doubled the originally estimated  M&A synergies, achieving $10M  more than initially forecasted  (increased from $10m to $20m,  which will be realized in 2016).     Outperformed on gold price  (sales; and   Realized one‐time, non‐cash  impairment charges, inventory  net realizable value adjustments,  merger costs, and foreign  exchange loss.  Achieved  (30)    Operational and  Sustainability           Global Gold Production  Sum of gold  production at all sites  15%  Achieved low‐end of combined company  production guidance range of 375K‐425K  ounces.  Achieved  380,000  (14.3)   Global Total Cash Costs  per Ounce  Consolidated total  cash costs per ounce  sold, including  government and  third party royalties  5%    Achieved  (5)   Global Total All in  Sustaining Cash Costs  Consolidated AISC  per ounce sold as  defined in Alamos's  MD&A; AISC includes  sustaining capital,  sustaining and  capitalized  exploration,  corporate G&A,  share‐based  compensation, asset  retirement obligation  and hedge losses /  gains  5%   Achieved  (5)   Global Capital  Expenditures  Includes capital for all  producing mines  (both sustaining and  growth capital)  5% Higher than budgeted capex at YD offset  partially by lower than budgeted capital at  Mulatos and El Chanate.  Did Not  Achieve  (4.2)

Corporate Metric	2015 Plan	Weighting	2015 Results	2015 Rating
• **Safety**	Reported as # of LTI's / 200,000 exposure hours worked. Target is 10% lower than 2014 target. Zero payout if any fatalities	5%	Our operating sites worked 6.2 million hours with only one LTI for the entire year (YD in October) giving an LTI rate of 0.032, or one tenth of what was budgeted. Note that these hours exclude our exploration and development projects and head office, all of which were without LTI's. This would suggest a 200% target achievement.	Exceeded (10)
• **Environmental and Sustainability**	Environment: All incidents that are required to be reported to Regulator & by site Risk Ranking	5%	150% of the target was achieved of this metric	Exceeded (7.5)
				108%

Value Vested or Earned During Year

The following table sets out the value vested or earned for all incentive plan awards held by Named Executive Officers during the year ended December 31, 2015. Values are in United States dollars converted at the average rate for 2015 of Cdn$1.00 = US$0.7821 for vested amounts.

Name	Value Vested Option-based Awards during the year ($US)	Value vested Share-based Awards during the year ($US)	Non-equity incentive plan compensation – Value earned during the year ($US)
John A. McCluskey	-	-	804,781
James Porter	-	-	336,303
Scott Perry(1)	-	903,541	349,052
Robert Chausse(1)	-	313,308	176,950
Peter MacPhail(2)	-	53,771	394,961
Andrew Cormier	-	-	144,689
Aoife McGrath	-	-	121,226

(1) Refers to RSUs and PSUs granted to Mr. Perry and Mr. Chausse
(2) Refers to PSUs granted to Mr. MacPhail

Outstanding Share-based Awards and Option-based Awards

The following tables set out the outstanding option-based awards (including SARs) and share-based awards (including RSUs) held by the Named Executive Officers as at December 31, 2015. Values are in United States dollars converted at year-end rate for 2015 of Cdn$1.00 = US$0.7225 for unexercised value.

51 | ALAMOS GOLD INC.

Name	Option-based Awards (includes SARs)			
	Number of securities underlying unexercised options	Option exercise price (Cdn$)	Option expiration date (dd/mm/yyyy)	Value of unexercised in-the-money options (1) (US$)
John McCluskey	300,000	14.02	12/05/2016	-
	250,000	16.08	30/07/2017	-
	202,100	14.86	06/06/2018	-
	300,000	8.95	28/05/2019	-
	388,600	7.28	27/02/2020	-
James Porter	75,000	14.02	12/05/2016	-
	100,000	16.08	30/07/2017	-
	66,700	14.86	06/06/2018	-
	120,000	8.95	28/05/2019	-
	155,400	7.28	27/02/2020	-
Scott Perry	169,529	13.80	07/02/2018	-
	368,471	7.74	13/12/2018	-
	100,920	13.07	04/09/2019	-
	392,502	7.76	12/12/2019	-
Robert Chausse	45,836	13.80	07/02/2018	-
	129,511	7.74	13/12/2018	-
	137,957	7.76	12/12/2019	-
	100,920	15.47	21/01/2020	-
Peter MacPhail	23,022	5.65	12/01/2016	-
	27,627	19.05	08/01/2017	-
	27,627	15.53	13/01/2018	-
	45,836	13.80	07/02/2018	-
	129,511	7.74	13/12/2018	-
	18,262	18.86	28/02/2019	-
	137,957	7.76	12/12/2019	-
Andrew Cormier	13,813	19.05	08/01/2017	-
	13,813	15.53	13/01/2018	-
	125,000	15.20	01/02/2018	-
	65,000	8.95	28/05/2019	-
	84,200	7.28	27/02/2020	-
Aoife McGrath	85,000	12.54	09/04/2018	-
	20,000	8.95	28/05/2019	-
	64,800	7.28	27/02/2020	-

(1) *Calculation based on the closing price of the Company's common shares on the TSX at December 31, 2015 of Cdn$4.55.*

52 | ALAMOS GOLD INC.

Name	Share-based Awards			
	Number of Unvested RSUs	Number of Vested RSUs	Market Value of Vested RSUs	Market Value Of Unvested RSUs[(1)] not paid out ($US)
John McCluskey	269,626	-	-	886,362
Jamie Porter	102,745	-	-	337,761
Scott Perry	-	-	-	-
Robert Chausse	-	-	-	-
Peter MacPhail[(2)]	68,383	-	-	224,800
Andrew Cormier	42,792	-	-	140,673
Aoife McGrath	24,266	-	-	79,771

(1) Calculation based on the closing price of the Company's common shares on the TSX at December 31, 2015 of Cdn$4.55 converted at Cdn$1.00=US$0.7225 year end 2015 exchange rate.

(2) Represents PSUs granted to Mr. MacPhail under the AuRico Gold Inc. LTIP.

Gains Realized on Stock Options Exercised by NEOs in 2015

There was no realized gains on stock options exercised by the NEOs during the 2015 year.

Gains Realized on Restricted Share Units Settled by NEOs in 2015

The table below summarizes the realized gains on Restricted Share Units settled by NEOs in 2015:

Name	Gains Realized on Restricted Share Units (US$)
John A. McCluskey	-
Jamie Porter	-
Scott Perry[(1)]	-
Robert Chausse[(1)]	-
Peter MacPhail	28,990
Andrew Cormier	-
Aoife McGrath	-

(1) Deferred receipt of vested RSUs to 2016.

53 | ALAMOS GOLD INC.

54 | ALAMOS GOLD INC. Termination and Change of Control  As at December 31, 2015, the Company had employment agreements with each of the Named Executive Officers,  as detailed below.   John A. McCluskey, President and CEO  Mr.  John A. McCluskey  acts  as  President  and  CEO  of  the  Company  pursuant  to  an  amended  and  restated  employment agreement with the Company dated September 2, 2015 and effective July 3, 2015.  He is entitled  to an annual base salary of Cdn$735,000 effective July 3, 2015 payable in equal semi‐monthly installments. In  addition,  he  participates  in  the  Company’s medical,  dental  and  fitness  benefit  program  offered  to  all  its  employees in Canada. As an officer, he also receives annually an additional Cdn$2,000 medical benefit allowance  as part of an executive medical plan established in 2010. Mr. McCluskey also has an annual medical benefit with  a private healthcare provider valued at Cdn$4,540 per annum. He also receives an annual club membership and  other expenses allowance of Cdn$30,000.   His 2015 allowance was prorated for 6 months given the effective  date of his amended and restated employment agreement. In connection with the completion of the merger,  Mr. McCluskey received a retention bonus of Cdn$630,000 in 2015 under the terms of his Retention Agreement.  His compensation is reviewed annually by the Board, and may be increased at the Board's discretion each year.   Mr. McCluskey is also eligible for a discretionary annual cash bonus. Mr. McCluskey is entitled to 28 calendar  days of paid vacation each year. Mr. McCluskey participates in the Company ESPP.  The  term of Mr. McCluskey's engagement  is  indefinite.    If Mr. McCluskey  is  terminated without cause, he  is  entitled  to  receive  any  compensation  owed  and  expenses  incurred  up  to  the  date  of  termination  plus  a  termination payment equal to 24 months' base salary, an annual incentive fee equal to 24 months, based on the  average of the annual incentive fee for the three years prior to the date of termination, 24 months of the value  of  the  benefits  including  health,  dental,  AD&D,  LTD,  life  insurance,  critical  illness  and  annual  Medcan  membership, paid by the Company, a pro‐rata amount of the annual incentive fee for the current year to the  date of  termination based on  the  three years prior  to  the date of  termination and  immediate vesting of all  outstanding options, SERP, and RSUs. Mr. McCluskey’s amended and restated employment agreement does not  include a Change of Control clause but rather a Not for Cause clause as described above and a Resignation for  Good Reason clause allowing Mr. McCluskey to resign within 60 days of learning the facts that are the basis of  the Resignation for Good Reason  if there  is a decrease  in his base salary other than when there  is the same  uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent  in any  respect   of his position, authority, duties or  responsibilities, a Board decision  to change his  reporting  location to more than 50 kilometers from the current location or any other change in compensation and benefits  or working conditions that may have otherwise constituted constructive dismissal.   James Porter, CFO  Mr. James Porter acts as CFO of the Company pursuant to an amended and restated employment agreement  with the Company dated July 3, 2015.  He is entitled to an annual base salary of Cdn$383,250 effective July 3,  2015 payable in equal semi‐monthly installments. In addition, he participates in the Company’s medical, dental  and fitness benefit program offered to all  its employees  in Canada. As an officer, he also receives an annual  benefit allowance of Cdn$2,000 as part of an executive medical plan established in 2010. Mr. Porter also has an  annual medical benefit with a private healthcare provider valued at Cdn$2,495 per annum. Mr. Porter received  a retention bonus of Cdn$268,013  in 2015 under the terms of his Retention Agreement. His compensation  is  reviewed annually by the CEO and the Board, and may be changed at its discretion each year.  Mr. Porter is also

55 | ALAMOS GOLD INC. eligible for a discretionary annual cash bonus. Effective October 17, 2005 Mr. Porter is entitled to 5 weeks of  paid vacation each year.  Mr. Porter participates in the Company ESPP.  The term of Mr. Porter's engagement is indefinite.  If Mr. Porter is terminated without cause, he is entitled to  receive  any  compensation  owed  and  expenses  incurred  up  to  the  date  of  termination  plus  a  termination  payment equal to 24 months' base salary, an annual incentive fee equal to 24 months, based on the average of  the annual  incentive  fee  for the  three years prior to the date of termination, 24 months of the value of the  benefits, paid by the Company, a pro‐rata amount of the annual incentive fee for the current year to the date of  termination based on the three years prior to the date of termination and immediate vesting of all outstanding  options, SERP, and RSUs. Mr. Porter’s amended and restated employment agreement does not include a Change  of Control clause but rather a Not for Cause clause as described above and a Resignation for Good Reason clause  allowing Mr. Porter to resign within 60 days of learning the facts that are the basis of the Resignation for Good  Reason if there is a decrease in his base salary other than when there is the same uniform percentage decrease  in the base pay of all executives, an assignment of duties materially inconsistent in any respect  of his position,  authority, duties or responsibilities, a Board decision to change his reporting location to more than 50 kilometers  from the current  location or any other change  in compensation and benefits or working conditions that may  have otherwise constituted constructive dismissal.   Peter MacPhail, Chief Operating Officer  Mr. Peter MacPhail acts as COO of the Company pursuant to an amended and restated employment agreement  with the Company dated July 3, 2015.  He is entitled to an annual base salary of Cdn$450,000 effective July 3,  2015 payable in equal semi‐monthly installments. In addition, he participates in the Company’s medical, dental  and fitness benefit program offered to all  its employees  in Canada. As an officer, he also receives an annual  benefit allowance of Cdn$2,000 as part of an executive medical plan established in 2010. Mr. MacPhail also has  an annual medical benefit with a private healthcare provider valued at Cdn$2,495 per annum. Mr. MacPhail  received a retention bonus of Cdn$321,903 under the terms of his Retention Agreement. His compensation is  reviewed annually by the CEO and the Board, and may be changed at its discretion each year.  Mr. MacPhail is  also eligible for a discretionary annual cash bonus. Mr. MacPhail  is entitled to 5 weeks of paid vacation each  year.  Mr. McPhail participates in the Company ESPP.  The term of Mr. MacPhail's engagement is indefinite.  If Mr. MacPhail is terminated without cause, he is entitled  to  receive any compensation owed and expenses  incurred up  to  the date of termination plus a  termination  payment equal to 24 months' base salary, an annual incentive fee equal to 24 months, based on the average of  the annual  incentive  fee  for the  three years prior to the date of termination, 24 months of the value of the  benefits,  including health, dental, AD&D, LTD,  life  insurance, critical  illness and annual Medcan membership,  paid  by  the  Company,  a  pro‐rata  amount  of  the  annual  incentive  fee  for  the  current  year  to  the  date  of  termination based on the three years prior to the date of termination and immediate vesting of all outstanding  options, SERP, and RSUs. Mr. MacPhail’s amended and  restated employment agreement does not  include a  Change of Control clause but rather a Not for Cause clause as described above and a Resignation for Good Reason  clause allowing Mr. MacPhail to resign within 60 days of learning the facts that are the basis of the Resignation  for Good Reason if there is a decrease in his base salary other than when there is the same uniform percentage  decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect  of his  position, authority, duties or responsibilities, a Board decision to change his reporting location to more than 50  kilometers from the current location or any other change in compensation and benefits or working conditions  that may have otherwise constituted constructive dismissal.

56 | ALAMOS GOLD INC. Andrew Cormier, Vice President, Construction and Development  Mr. John Andrew Cormier acts as VP, Development and Construction of the Company pursuant to an amended  and restated employment agreement with the Company dated July 3, 2015.  He is entitled to an annual base  salary  of  Cdn$297,150  effective  July  3,  2015  payable  in  equal  semi‐monthly  installments.  In  addition,  he  participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada.  As an officer, he also receives an annual benefit allowance of Cdn$2,000 as part of an executive medical plan  established in 2010. Mr. Cormier also has an annual medical benefit with a private healthcare provider valued  at Cdn$2,045 per  annum. Mr. Cormier  received  a  retention bonus of Cdn$106,614 under  the  terms  of his  Retention Agreement. His compensation is reviewed annually by the CEO and the Board, and may be changed  at  its discretion each year.   Mr. Cormier  is also eligible for a discretionary annual cash bonus. Mr. Cormier  is  entitled to 4 weeks of paid vacation each year.  Mr. Cormier participates in the Company ESPP.  The term of Mr. Cormier's engagement is indefinite.  If Mr. Cormier is terminated without cause, he is entitled  to  receive any compensation owed and expenses  incurred up  to  the date of termination plus a  termination  payment equal to 18 months' base salary, an annual incentive fee equal to 18 months, based on the average of  the annual  incentive  fee  for the  three years prior to the date of termination, 18 months of the value of the  benefits,  including health, dental, AD&D, LTD,  life  insurance, critical  illness and annual Medcan membership,  paid  by  the  Company,  a  pro‐rata  amount  of  the  annual  incentive  fee  for  the  current  year  to  the  date  of  termination based on the three years prior to the date of termination and immediate vesting of all outstanding  options,  SERP,  and RSUs. Mr. Cormier’s  amended  and  restated employment  agreement does not  include  a  Change of Control clause but rather a Not for Cause clause as described above and a Resignation for Good Reason  clause allowing Mr. Cormier to resign within 60 days of learning the facts that are the basis of the Resignation  for Good Reason if there is a decrease in his base salary other than when there is the same uniform percentage  decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect  of his  position, authority, duties or responsibilities, a Board decision to change his reporting location to more than 50  kilometers from the current location or any other change in compensation and benefits or working conditions  that may have otherwise constituted constructive dismissal.   Aoife McGrath, Vice President, Exploration  Ms. Aoife McGrath acts as VP, Exploration of the Company pursuant to an amended and restated employment  agreement with the Company dated July 21, 2015 and effective July 3, 2015.  She is entitled to an annual base  salary  of  Cdn$221,550  effective  July  3,  2015  payable  in  equal  semi‐monthly  installments.  In  addition,  she  participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada.  As an officer, she also receives an annual benefit allowance of Cdn$2,000 as part of an executive medical plan  established in 2010. Ms. McGrath also has an annual medical benefit with a private healthcare provider valued  at Cdn$1,995 per annum. Her compensation is reviewed annually by the CEO and the Board, and may be changed  at its discretion each year.  Ms. McGrath is also eligible for a discretionary annual cash bonus. Ms. McGrath is  entitled to 4 weeks of paid vacation each year.  Ms. McGrath participates in the Company ESPP.  The term of Ms. McGrath’s engagement is indefinite.  If Ms. McGrath is terminated without cause, she is entitled  to  receive any compensation owed and expenses  incurred up  to  the date of termination plus a  termination  payment equal to 18 months' base salary, an annual incentive fee equal to 18 months, based on the average of  the annual  incentive  fee  for the  three years prior to the date of termination, 18 months of the value of the  benefits,  including health, dental, AD&D, LTD,  life  insurance, critical  illness and annual Medcan membership,  paid  by  the  Company,  a  pro‐rata  amount  of  the  annual  incentive  fee  for  the  current  year  to  the  date  of  termination based on the three years prior to the date of termination and immediate vesting of all outstanding  options, SERP, and RSUs. Ms. McGrath’s amended and  restated employment agreement does not  include a  Change of Control clause but rather a Not for Cause clause as described above and a Resignation for Good Reason clause allowing Ms. McGrath to resign within 60 days of learning the facts that are the basis of the Resignation for Good Reason if there is a decrease in her base salary other than when there is the same uniform percentage decrease in the base pay of all executives, an assignment of duties materially inconsistent in any respect of her position, authority, duties or responsibilities, a Board decision to change her reporting location to more than 50 kilometers from the current location or any other change in compensation and benefits or working conditions that may have otherwise constituted constructive dismissal.

Payments on Termination Not for Cause

In the case of a termination Not for Cause, the following payments would be made to the NEOs as at December 31, 2015 and presented in United States dollars converted at the year-end 2015 exchange rate of Cdn$1.00=US$0.7225:

Name	Base Fee ($US)	3-Year Average Bonus ($US)	Benefits ($US)	SERP ($US)[	Option-based Awards ($US)	Share-based Awards[2] [3] ($US)	Total ($US)
John McCluskey[1]	1,149,687	1,037,195	19,311	279,025	-	883,433	3,368,651
James Porter[2]	599,089	429,015	20,223	131,662	-	336,647	1,516,636
Peter MacPhail[3]	703,890	789,921	20,859	68,652	-	224,051	1,807,372
Andrew Cormier[4]	348,602	128,954	11,956	77,162	-	140,207	706,881
Aoife McGrath[5]	259,911	97,437	9,072	26,736	-	79,505	472,661

(1) *If Mr. McCluskey is terminated by the Company, Not for Cause, he is entitled to the payments as set out in the above table and as per his Termination Not for Cause clause of his amended employment agreement. If he is terminated after 15 months he is also entitled to the retention bonus payment on July 3, 2015, to which he would otherwise be entitled. In either case, long-term incentives and SERP of that which was outstanding as of July 2, 2015 vest immediately.*

(2) *If Mr. Porter is terminated by the Company, Not for Cause, he is entitled to the payments as set out in the above table and as per his Termination Not for Cause clause of his amended employment agreement. Long-term incentives and SERP of that which was outstanding as of July 2, 2015 vest immediately. If Mr. Porter is terminated Not for Cause as a result of a change of control, prior to July 3, 2017, he would receive the balance of his retention bonus payments in addition to the payments noted in the table above.*

(3) *If Mr. MacPhail is terminated by the Company, Not for Cause, he is entitled to the payments as set out in the above table and as per his Termination Not for Cause clause of his amended employment agreement. Long-term incentives and SERP of that which was outstanding as of July 2, 2015 vest immediately. If Mr. MacPhail is terminated Not for Cause as a result of a change of control, prior to July 3, 2017, he would receive the balance of his retention bonus payments in addition to the payments noted in the table above.*

(4) *If Mr. Cormier is terminated by the Company, Not for Cause, he is entitled to the payments as set out in the above table and as per his Termination Not for Cause clause of his amended employment agreement. Long-term incentives and SERP of that which was outstanding as of July 2, 2015 vest immediately. If Mr. Cormier is terminated Not for Cause as a result of a change of control, prior to July 3, 2017, he would receive the balance of his retention bonus payments in addition to the payments noted in the table above.*

(5) *Ms. McGrath would receive severance as per her amended employment agreement and as noted in the Termination Not for Cause table, as she did not have a retention bonus agreement.*

57 | ALAMOS GOLD INC.

58 | ALAMOS GOLD INC. PERFORMANCE GRAPH   The Company’s shares were listed for trading on the TSX on June 18, 2004 (trading symbol “AGI”).  The following  graph compares  the yearly percentage change  in  the cumulative  total  shareholder  return of  the Company’s  common shares with the S&P/TSX Global Gold Index for the period from January 1, 2011 to December 31, 2015  assuming a $100 investment in its common shares.   Comparison of Cumulative Total Return since January 1, 2011 between the Company’s Shares and the  S&P/TSX Global Gold Index    Over the period of 2012 to 2015, the Company share price consistently outperformed the S&P/TSX Global Gold  index however in 2011 and 2015, the Company underperformed the S&P/TSX Global Gold Index.    Over this period the total compensation paid to NEOs has varied due to many factors including overall company  performance, and the value of option and share‐based awards granted, which  in turn were based on market  data.  As  executive  compensation  is  paid  in  CAD,  the  foreign  exchange  rate  used  to  report  executive  compensation in USD each year was also a factor.  As reported in the Summary Compensation Table, above, NEO  compensation has fluctuated but, overall, total compensation remained stable from 2014 to 2015 excluding the  retention  bonus  payment.    The  increased  total  compensation  reported  includes  the  first  of  three  annual  retention bonus payments with the final payment to be delivered in July 2017.  As reported earlier, this was a  contractual arrangement driven by a single‐trigger change of control clause and the Board’s decision to ensure  continuity  in all executive functions of the Company and  incentivize each executive to positively contribute to  the successful integration of Alamos.

59 | ALAMOS GOLD INC. Report on Director Compensation  Effective  January  1,  2015,  the  Board  approved  that  the  following  compensation  be  paid  to  non‐employee  directors.     Position  Fees (1)($US)  Chairman of the Board  105,584  Board Member  46,926  Audit Committee Chair  15,642  Technical and Sustainability Committee Chair  15,642  Human Resources Committee Chair  9,385  Corporate Governance Committee Chair  N/A  Member – Audit Committee  7,821  Member ‐ Technical and Sustainability Committee  7,821  Member – Compensation Committee  4,693  Member ‐ Corporate Governance Committee  3,911  (1) Values  are  in  United  States  dollars  converted  at  the  average  rate  for  2015  of  Cdn$1.00 = US$0.7821.  The  Board  reviewed  and  approved  director  compensation  –  annual  retainer  for  the  Chairman  and  Board  member, committee chair and member fees – on July 30, 2015 with an effective date of July 3, 2015.  The Board  adopted  the  former  AuRico  director  compensation  practices  in  order  to  harmonize  director  pay  practices.   Directors are not paid meeting attendance fees. A review of director compensation in early 2016 determined  that  director  total  compensation  (retainers  and  DSU  grants  fall  between  P50  and  P75  in  relation  to  the  Company’s peer group while the Chairman’s total compensation is slightly above P75.

Effective July 3, 2015, the Board approved that the following compensation be paid to directors.

Position	Fees [1] ($US)
Chairman of the Board	117,315
Board Member	54,747
Audit Committee Chair	15,642
Technical and Sustainability Committee Chair	15,642
Human Resources Committee Chair	15,642
Corporate Governance Committee Chair	15,642
Member – Audit Committee	7,821
Member - Technical and Sustainability Committee	7,821
Member – Human Resources Committee	4,693
Member - Corporate Governance Committee	3,911

(1) *Values are in United States dollars converted at the average rate for 2015 of Cdn$1.00 = US$0.7821.*

Mr. McCluskey, who is an officer of the Company, does not receive any fees for serving as a director.

During the financial year ended December 31, 2015, the independent directors received the following compensation for services provided to the Company. All figures are in United States dollars, unless otherwise indicated. Fees earned and share-based awards amounts that have been paid in Canadian dollars have been converted into United States dollars at the average rate of Cdn$1.00 = US$0.7821.

Name	Fees Earned[2]	Share-Based Awards - Incentive Plan Compensation[1][2]	All Other Compensation[3]	Total Compensation
Paul Murphy	99,680	128,623	-	228,303
Mark Daniel	90,493	68,854	3,563	162,133
Patrick Downey	80,082	68,854	2,346	124,810
David Fleck	41,501	80,535	-	122,036
David Gower	65,674	68,559	-	134,233
Claire Kennedy (joined the Board on November 10, 2015)	8,663	78,211	-	86,874
Ronald Smith	94,278	68,854	2,786	165,918

60 | ALAMOS GOLD INC.

Name	Fees Earned[2]	Share-Based Awards - Incentive Plan Compensation[1][2]	All Other Compensation[3]	Total Compensation
Kenneth G. Stowe	72,713	68,559	-	141,272
Alan Edwards[4] (ceased to be a director on November 10, 2015)	160,135	89,570	2,272	242,240
Scott Perry (ceased to be a director on October 16, 2015)	18,048	-	-	18,048

(1) *Represents the "Value Vested or Earning During Year". In 2015, the only form of share-based awards granted to directors was deferred share units (DSUs) and for AuRico directors, which vest immediately on grant and are fair valued using the Black-Scholes option pricing model.*

(2) *Includes fees paid and grants awarded to directors of AuRico prior to the completion of the merger.*

(3) *Represents employer match of ESPP contribution for Q1 2015. As of the merger, directors were no longer eligible to participate in the ESPP.*

(4) *Mr. Edwards' DSUs and RSUs settled upon resigning from Alamos Gold Inc. on November 10, 2015. He received USD$167,940.*

Outstanding share-based awards and option-based awards

The following table sets out the outstanding option-based awards other than SARs (which are set out in a separate table below) held by the independent directors as at December 31, 2015.

The Company does not grant stock options to directors.

Name	Option Based Awards (Other than SARs)			
	Number Of Securities Underlying Unexercised Options	Option Exercise Price (Cdn$)	Option Expiration Date D/M/Y	Value Of Unexercised In-The-Money Options (US$)
Paul Murphy	80,000	14.02	12/05/2016	-
Mark Daniel	9,209	10.25	08/05/2016	-
	11,051	19.05	08/01/2017	-
	11,051	15.53	13/01/2018	-
	37,845	21.47	14/11/2018	-
	12,615	16.97	23/03/2019	-
Patrick Downey	9,209	5.65	13/01/2016	-
	11,051	19.05	08/01/2017	-
	11,051	15.53	13/01/2018	-
	37,845	21.47	14/11/2018	-
	12,615	16.97	23/03/2019	-

61 | ALAMOS GOLD INC.

Name	Option Based Awards (Other than SARs)			
	Number Of Securities Underlying Unexercised Options	Option Exercise Price (Cdn$)	Option Expiration Date D/M/Y	Value Of Unexercised In-The-Money Options (US$)
David Fleck	N/A	N/A	N/A	-
David Gower	80,000	14.02	12/05/2016	-
Claire Kennedy	N/A	N/A	N/A	-
Ron Smith	20,184	16.16	15/05/2016	-
	17,661	15.61	19/05/2017	-
	12,615	19.77	18/04/2018	-
	12,615	16.87	23/03/2019	-
Kenneth Stowe	N/A	N/A	N/A	-
Alan Edwards (ceased to be a director on November 10, 2015)	20,184	15.47	18/05/2017	-
	17,661	15.61	19/05/2017	-
	12,615	19.77	18/05/2018	-
	12,615	16.97	23/03/2019	-

Outstanding Stock Appreciation Rights ("SARs") Awards

The following table sets out the outstanding SARs awards held by the independent directors as at December 31, 2015. Values are in United States dollars converted at the year-end rate of Cdn$1.00 = US$0.7225 for unexercised value:

Name	SARs Awards			
	SARs Outstanding	SARs Strike Price (Cdn$)	SARs Expiration Date D/M/Y	Value Of Unexercised In-The-Money SARs (US$)
Paul Murphy	25,000	16.08	30/07/2017	-
Mark Daniel	N/A	N/A	N/A	-
Patrick Downey	N/A	N/A	N/A	-
David Fleck[(1)]	N/A	N/A	N/A	-
David Gower	25,000	16.08	30/07/2017	-
Claire Kennedy	N/A	N/A	N/A	-
Ron Smith	N/A	N/A	N/A	-
Kenneth Stowe[(1)]	200,000	16.79	07/11/2016	-
	25,000	16.08	30/07/2017	-

62 | ALAMOS GOLD INC.

63 | ALAMOS GOLD INC. Name  SARs Awards      SARs  Outstanding  SARs Strike  Price   (Cdn$)  SARs Expiration  Date  D/M/Y  Value Of Unexercised In‐The‐ Money SARs   (US$)  Alan Edwards  (ceased to be a  director on  November 10,  2015)  N/A  N/A  N/A  ‐  Scott Perry (ceased  to be a director on  October 16, 2015)  N/A  N/A  N/A  ‐  (1) The Company ceased granting SARs to directors subsequent to 2013 in place of deferred share units (DSU’s).   Outstanding DSU Awards  Non‐executive directors may receive a portion or all of  their director’s compensation as DSUs.   As DSUs are  received as compensation for services in lieu of cash remuneration, they represent an investment by directors  in Alamos similar to share ownership. Each director may elect to receive all of their director retainer as DSUs.  The intention of the plan is to further align the interests of directors with those of shareholders. While serving  as a director, DSUs cannot be paid out.   DSUs are paid  in  full to  the director  following termination of board  service. Each DSU vests immediately and represents the right of the director to receive, after termination of all  positions with Alamos, the market value of the DSUs equal to the volume‐weighted average trading price of  Alamos shares on the TSX for the five trading days immediately preceding the payout date (for DSUs granted  under  the Alamos Gold  Inc. Deferred  Share Unit Plan) or  the date on which  the director  ceases  to hold all  positions with the Company (for DSUs granted under the LTIP).  The  Human  Resources  Committee,  in  consultation  with  outside  consultants  and  Management,  make  recommendations on the grant of DSUs to the Board for their final decision. Director grants are determined  through a discretionary review of the Company’s peer group ensuring that our practices are competitive and  current. Awards are paid  in alignment with  the Company’s overall compensation strategy  to compensate  its  directors up to the 75th percentile of the Company’s peer group.  All incoming directors receive an initial grant of DSUs at a value of approximately $100,000 based on the closing  share price on the date immediately preceding the finalization of the Board resolution approving such grant.  All  DSU grant awards for directors vest immediately.

64 | ALAMOS GOLD INC. The  following  table  sets  out  the  outstanding  DSUs  awards  held  by  the  non‐  executive  directors  as  at  December 31, 2015. Values are in United States dollars converted at the year‐end rate of Cdn$1.00 = US$0.7225  for unexercised value:    Name  DSUs Outstanding  Market Value Of  Vested  DSUs(1) not  paid out ($US)  RSUs Outstanding  Market Value Of  Vested  RSUs(1) not  paid out ($US)  Paul Murphy  47,871  157,370  ‐  ‐  Mark Daniel  12,566  41,309  23,812  78,279  Patrick Downey  12,566  41,309  23,812  78,279  David Fleck  36,017  118,401  ‐  ‐  David Gower   29,446  96,800  ‐  ‐  Claire Kennedy  24,613  80,971  ‐  ‐  Ron Smith  21,839  71,792  23,812  78,279  Kenneth Stowe  29,446  96,800  ‐  ‐  Alan Edwards (ceased to be  a director on November 10,  2015)  ‐  ‐  ‐  ‐  Scott Perry (ceased to be a  director on October 16,  2015)  ‐  ‐  ‐  ‐  (1) Calculated based on the closing price of the Company's common shares on the TSX on December 31, 2015 of Cdn$4.55.

65 | ALAMOS GOLD INC. OTHER INFORMATION  Securities Authorized for Issuance under Equity Compensation Plans  The following table sets forth as at December 31, 2015, the number of securities authorized for issuance under  the LTI Plan and historic equity compensation plans (under which no further securities may be issued); and, the  number of securities remaining for issuance under the LTI Plan which was last ratified, confirmed and approved  by the shareholders of the Company on May 13, 2013.  Equity Compensation Plan Information     Plan Category  Maximum number of  securities available to  be issued upon exercise  of outstanding options,  warrants and rights  Weighted‐average  exercise price of  outstanding options,  warrants and rights  Number of securities  remaining available for  future issuance under equity  compensation plans  Equity compensation plans approved by  security holders  10,912,258  $12.15  9,374,981  Equity compensation plans not approved  by security holders  ‐  ‐  ‐  Total  10,912,258  $12.15  9,374,981  INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS  At no  time during  the  financial year ended December 31, 2015 was any director or executive officer of  the  Company, proposed management  nominee  for  election  as  a director of  the Company or  each  associate or  affiliate of any such director, executive officer or proposed nominee  indebted  to  the Company or any of  its  subsidiaries  or was  indebted  to  another  entity where  such  indebtedness  is  or  has  been  the  subject  of  a  guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the  Company or any of its subsidiaries.  INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS  Other than as set forth in this Circular and other than with respect to transactions carried out in the ordinary  course of business of the Company or any of its subsidiaries, none of the directors or officers of the Company,  proposed management nominees for election as a director of the Company, shareholders beneficially owning  shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or  affiliate of any of the foregoing persons has during the Company's last completed financial year ended December  31,  2015,  any material  interest,  direct  or  indirect,  in  any  transactions which materially  affected  or would  materially affect the Company or any of its subsidiaries.  MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS  Management functions of the Company are substantially performed by directors or executive officers of the  Company, and not, to any substantial degree, by any other person with whom the Company has contracted.

66 | ALAMOS GOLD INC. AUDIT COMMITTEE  Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the  Company’s Annual  Information Form  (“AIF”) dated March 22, 2016 which contains  information  for  the year  ended  December  31,  2015.  The  AIF  may  be  obtained  from  SEDAR  under  the  Company’s  profile  at  www.sedar.com.   INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON  Other than as disclosed elsewhere in this Circular and other than transactions carried out in the ordinary course  of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company,  no proposed nominee for election as a director of the Company, none of the persons who has been a director  or  executive  officer  of  the  Company  at  any  time  since  January  1,  2015  (being  the  commencement  of  the  Company's  last completed financial year), and no shareholder beneficially owning shares carrying more than  10% of  the  voting  rights  attached  to  the  shares of  the Company nor an associate or affiliate of any of  the  foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting  other than the election of directors.   ADDITIONAL INFORMATION  Additional information relating to the Company is available under the Company's profile on the SEDAR website  at www.sedar.com or on the Company’s website, www.alamosgold.com.  Financial information relating to the  Company  is provided  in  the Company's comparative  financial  statements and management's discussion and  analysis for the most recently completed financial year ended December 31, 2015.    Shareholders may  obtain  a  copy  of  the  Company's  financial  statements  and management's  discussion  and  analysis upon request to the Company at Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada   M5J 2T3.

67 | ALAMOS GOLD INC. SCHEDULE “A” ‐ SUMMARY OF 2016 RIGHTS PLAN    The following is a brief summary of the principal terms of the 2016 Rights Plan. This summary is qualified in its entirety by  reference to the Second Amended and Restated Shareholder Rights Plan posted on our SEDAR profile at www.sedar.com,  with the proposed changes to the definitions of Competing Bid and Permitted Bid as described above under 5. Approval  of Amended and Restated Shareholder Rights Plans ‐‐ Alamos’ Rights Plan and as detailed below.  All capitalized terms used  but not defined herein are defined in the Second Amended and Restated Shareholder Rights Plan.     Differences between the 2016 Rights Plan and the Second Amended and Restated Rights Plan: The 2016 Rights Plan (or  Third Amended and Restated Shareholder Rights Plan) and the Second Amended and Restated Shareholder Rights Plan are  substantially  similar, with  the  substantive  differences being  changes made  to  align  the  2016 Rights  Plan with  the  TOB  Amendments as described above under 5. Approval of Amended and Restated Shareholder Rights Plans ‐‐ Alamos’ Rights  Plan. The substantive differences between the 2016 Rights Plan and the Second Amended and Restated Shareholder Rights  Plan are amendments to the Competing Bid and Permitted Bid definitions to (i)  include a 105‐day permitted bid period  (rather than the usual 60 days) until the implementation of the new rules, and (ii) require compliance with the new rules  set forth  in National  Instrument 62‐104 Take‐Over Bids and  Issuer Bids following  implementation of the new rules. This  Schedule “A” is a summary of the 2016 Rights Plan.     Term: The 2016 Rights Plan will amend and restate the Second Amended and Restated Shareholder Rights Plan dated  as of July 2, 2015 upon approval of  the Rights Plan Resolution, effective from the Record Time.  If the 2016 Rights Plan is  not approved at the Meeting or is not approved at every third annual meeting of shareholders of the Company thereafter,  the 2016 Rights Plan and the outstanding Rights will terminate on and from close of such meeting.    Issuance of Rights: Upon the terms and subject to the conditions set forth in the 2016 Rights Plan, one right (a “Right”) is  attached  to each Common Share  issued after  the Record Time  (but prior  to  the earlier of  the Separation Time and  the  Termination Time).    Exercise Price: Until the Separation Time, the "Exercise Price" of each Right is three times the market price, from time to  time, of the Common Shares. From and after the Separation Time, the Exercise Price is three times the  market price, as at  the Separation Time, per Common Share.    Separation Time: The Rights are not exercisable and do not trade separately from their associated Voting Shares until the  “Separation Time”. The  “Separation Time”  is  the  close of business on  the  tenth  trading day after  the  earliest of (i) the  stock acquisition date, which is the first date of public announcement of facts indicating  that  a  person  has  become  an  Acquiring  Person;  (ii)  the  date  of  the  commencement  of,  or  first  public  announcement  of  the  current  intent  of  any  person  (other  than  the  Company  or  any  Subsidiary  of  the  Company)  to commence, a  take‐over bid  (other  than a  Permitted Bid or a Competing Permitted Bid (as such terms are defined below)); and (iii) the date upon which a Permitted  Bid or a Competing Permitted Bid ceases to be one. The Separation  Time can also be such later date as may from time to  time be determined by the Board of Directors.    Certificates and Transferability: Prior  to  the  Separation  Time,  the  Rights will  be  evidenced  by  a  legend  imprinted  on  certificates  for  the associated Voting Shares issued after the Record Time. From and after the Separation Time, the Rights  will be evidenced by separate Rights certificates and will be transferable separately from Voting Shares.    Flip‐In Event:  A "Flip‐In Event" occurs when any person becomes an Acquiring Person (generally meaning a person who is  the  Beneficial Owner  of  20%  or more of  the  then  outstanding  Voting  Shares).  If  a Flip‐In Event occurs prior  to  the  Termination Time that has not been waived by the Board (see "Waiver and Redemption", below), each  Right  (except  for  Rights  Beneficially  Owned  or  which  may  thereafter  be  Beneficially  Owned  by  an  Acquiring Person, or an Affiliate or  Associate of  an Acquiring Person, or any person acting  jointly or  in  concert with an Acquiring Person or any Affiliate or  Associate of such other person, or a transferee of any  such  person,  which  Rights  will  become  null  and  void)  shall  constitute the right to purchase from  the  Company, on payment of the Exercise Price, Voting Shares having an aggregate  market price equal  to  twice  the  Exercise  Price,  for  an  amount  in  cash  equal  to  the  Exercise  Price,  subject  to  anti‐ dilution  adjustments.

68 | ALAMOS GOLD INC.   By way of  example,  if  at  the  time  the 2016 Rights Plan  is  triggered  the market price of  the Common  Shares is $100  and the Exercise Price is $300, an eligible holder of a Right would be entitled to receive, upon payment of $300, a number  of Common Shares as have a total market price equal to $600, that is,  6 Common Shares.  This represents a 50% discount  of the market price.    Permitted Bid Requirements:  An Offeror can make a Take‐Over Bid and acquire Voting Shares without triggering a Flip‐In  Event under  the 2016 Rights Plan if the Take‐Over Bid qualifies as a “Permitted Bid”.    A “Permitted Bid” is     (1) prior to the date on which National Instrument 62‐104 Take‐Over Bids and Issuer Bids comes into force in Ontario  (the “Implementation Date”), a Take‐Over Bid that complies with the following requirements:  (a) it is made by means of a Take‐Over Bid circular;    (b) it is made to all holders of Voting Shares as registered on the books of the Company, other than the  person  making the Take‐Over Bid (the “Offeror”);    (c) it contains, and the take‐up and payment for securities tendered or deposited  is subject to, an  irrevocable  and unqualified condition that no Voting Shares will be taken up or paid for pursuant  to the Take‐Over Bid  (i) prior to the close of business on the date that  is not earlier  than 105 days  following the date on which  the Take‐Over Bid was made and  (ii)  then only  if at  such date more  than 50% of  the aggregate of Voting  Shares held by Independent Shareholders shall have been  deposited or tendered pursuant to the Take‐Over  Bid and not withdrawn;    (d) it  contains  an  irrevocable  and  unqualified  condition  that  unless  the  Take‐Over  Bid  is withdrawn,  Voting  Shares may be deposited pursuant to the Take‐Over Bid at any time during the period of  time between  the  date of the Take‐Over Bid and the date on which Voting Shares may be first  taken up and paid for prior to  the close of business on the date which  is not  less than 60 days  following the date of the Take‐Over Bid; and    (e) it  contains  an  irrevocable  and  unqualified  condition  that  if,  on  the  date  on which Voting  Shares  may be  taken up and paid for under  the Take‐Over Bid more than 50% of  the Voting Shares held  by  Independent  Shareholders  have  been  deposited  or  tendered  pursuant  to  the  Take‐Over  Bid  and  not withdrawn,  the  Offeror will make a public announcement of that fact and the Take‐Over  Bid will  remain open  for deposits  and tenders of Voting Shares  for not  less  than 10 Business Days from the date of such public announcement;  and    (2) on or after the Implementation Date, a Take‐over Bid that is made by means of a take‐over bid circular pursuant to  National Instrument 62‐104 Take‐Over Bids and Issuer Bids and that is made to all holders of Voting Shares of record,  other than the Offeror.    For purposes of the foregoing, an “Independent Shareholder” is any holder of Voting Shares, other than:    (a) any Acquiring Person;    (b) any Offeror, subject to certain exceptions contained in the 2016 Rights Plan;    (c) certain Affiliates and Associates of such Acquiring Person or Offeror;    (d) any person acting jointly or in concert with such Acquiring Person or Offeror; and    (e) any trustee of any employee benefit plan, deferred profit sharing plan, stock participation plan and any other  similar  plan  or  trust  for  the  benefit  of  employees  of  the  Company  or  any  of  its  subsidiaries,  unless  the

69 | ALAMOS GOLD INC. beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether  the Voting Shares are to be tendered to a Take‐Over Bid.    A  Competing  Permitted  Bid  is  a  take‐over  bid  that  is  made  while  a  Permitted  Bid  is  in  existence. A  Competing  Permitted Bid must  satisfy all of  the  requirements  of  a  Permitted Bid  (for  a  Permitted  Bid  commenced  prior  to  the  Implementation Date), except that, if the Competing Permitted Bid is commenced before the Implementation Date, it  is  required to remain open until a date that is no earlier than the later of 35 days following  the date of  the  take‐over bid  constituting  the  Competing  Permitted  Bid,  and  105  days  after  the  date  on  which  the  earliest  Permitted  Bid  or  Competing Permitted Bid which preceded the Competing Permitted  Bid was made.    Redemption: The Rights may be redeemed in certain circumstances:    Redemption  of Rights on  Approval  of  Holders  of Voting Shares  and  Rights.  The  Board  of  Directors  acting  in  good  faith may, with  the  prior  approval  of  the  holders  of  Voting  Shares  or  Rights, at any time prior to the occurrence of  a  Flip‐In  Event  that  has  not  been waived,  elect  to  redeem  all  but  not  less  than  all  of  the  outstanding  Rights  at  a  redemption price of $0.00001 per  Right  (the  "Redemption Price"),  subject  to adjustment  for anti‐dilution as provided  in  the 2016  Rights Plan.    If such redemption of Rights is proposed at any time prior to the Separation Time, such  redemption  or  waiver  shall  be  submitted  for  approval  to  the  holders  of  Voting  Shares.  Such  approval  shall be deemed  to have been  given  if  the  redemption or waiver  is approved by  the  affirmative vote of a majority of the votes cast by Independent Shareholders.    If such redemption of Rights is proposed at any time after the Separation Time, such redemption  shall be submitted for  approval to the holders of Rights. Such approval shall be deemed to have  been given if the redemption is approved by  holders of Rights by a majority of the votes cast by  the holders of Rights (other than Rights which are Beneficially Owned  by any Person who would  not qualify as an Independent Shareholder.)    Deemed Redemption. If a person who has made a Permitted Bid, a Competing Permitted Bid or  an Exempt Acquisition  in respect of which the Board of Directors has waived or has been deemed  to have waived the application of the 2016  Rights Plan consummates the acquisition of the Voting  Shares and/or Convertible Securities, the Board of Directors shall  be deemed to have elected to  redeem the Rights for the Redemption Price.    Redemption of Rights on Withdrawal or Termination of Bid. Where a take‐over bid that is not a  Permitted Bid Acquisition  expires, is withdrawn or otherwise terminates after the Separation Time  and prior to the occurrence of a Flip‐In Event,  the Board of Directors may elect to redeem all the  outstanding Rights at the Redemption Price. Upon the Rights being so  redeemed, all the  provisions  of  the  2016  Rights  Plan  shall  continue  to  apply  as  if  the  Separation  Time  had  not  occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed  not to have occurred and  Rights shall remain attached to the outstanding Voting Shares.    The Company  shall  not  be obligated  to make  a payment of  the Redemption  Price to any holder of Rights unless the  holder is entitled to receive at least $1.00 in respect of all  Rights held by such holder.    Waiver:  The Board of Directors may waive the application of the 2016 Rights Plan in certain circumstances:    Discretionary Waiver respecting Acquisition not by Take‐over Bid Circular. The Board of Directors  may, with the prior  approval of the holders of Voting Shares, at any time prior to the occurrence of  a  Flip‐In  Event  that  would  occur  by  reason of an acquisition of Voting Shares otherwise  than  pursuant to a take‐over bid made by means of a take‐over bid  circular sent to all holders of Voting  Shares,  waive  the  application  of  the  2016  Rights  Plan  to  such  Flip‐In  Event.  If  the  Board  of  Directors proposes  such a waiver  it  shall extend  the  Separation Time  to a date after  the meeting  of  shareholders but not more than 10 business days thereafter.    If such waiver of Rights is proposed at any time prior to the Separation Time, such waiver shall be  submitted for approval  to the holders of Voting Shares. Such approval shall be deemed to have  been  given  if  the waiver  is  approved by  the

70 | ALAMOS GOLD INC. affirmative  vote  of  a majority of  the  votes  cast  by  Independent Shareholders. If such waiver of Rights  is proposed at  any time after the Separation Time, such waiver shall be  submitted for approval to the holders of Rights. Such approval  shall be deemed  to have been  given if the waiver is approved by holders of Rights by a majority of the votes cast by the  holders  of  Rights  (other  than  Rights  which  are  Beneficially  Owned  by  any  Person  who  would  not  qualify  as an  Independent Shareholder.)    Discretionary Waiver  respecting  Acquisition  by  Take‐over  Circular  and  Mandatory Waiver  of  Concurrent Bids. The  Board may, prior  to  the occurrence of  a Flip‐In  Event  that would occur by  reason of an acquisition of Voting Shares  pursuant to a take‐over bid made by means of a take‐over bid  circular  sent  to all holders of Voting  Shares, waive  the  application of the 2016 Rights  Plan to such a Flip‐In Event, provided that if the Board of Directors waives the application  of the  2016 Rights Plan to such a Flip‐In Event, the Board of Directors shall be deemed to have waived  the application of  the 2016 Rights Plan in respect of any other Flip‐In Event occurring by reason  of any such take‐over bid made by means  of a take‐over bid circular sent to all holders of Voting  Shares prior to the expiry of the take‐over bid for which a waiver  is, or is deemed to have been,  granted.    Waiver  of  Inadvertent  Acquisition.  The  Board may waive  the  application  of  the  2016  Rights  Plan  in respect of  the  occurrence of any Flip‐In Event  if (i) the Board of Directors has determined that a  person became an Acquiring Person  under the 2016 Rights Plan by inadvertence and without any  intent or knowledge  that  it would become an Acquiring  Person; and (ii) the Acquiring Person has  reduced its Beneficial Ownership of Voting Shares such that at the time of waiver  the person is no  longer an Acquiring Person.    Supplements and Amendments:  The Company may make changes to the 2016 Rights Plan prior to or after the Separation  Time to correct  any clerical or typographical error or to maintain  the validity of  the 2016 Rights Plan as a result of any  change  in  any  applicable  legislation,  rules  or  regulation.  The Company may  also,  by  resolution  of  the  Board acting in  good faith, make changes to the 2016 Rights Plan prior to the Meeting.    The Company may, with the approval of the holders of Voting Shares, at any time prior to the Separation  Time, make  changes  to,  confirm  or  rescind  the  2016  Rights  Plan  and  the  Rights  (whether  or  not  such  action would materially  adversely affect the  interests of the holders of Rights generally.)  Such approval  shall be deemed to have been given if  the change is approved by the affirmative vote of a majority of the  votes cast by Independent Shareholders.  The  Company may, with  the  approval  of  the  holders  of  Rights,  at  any  time  on  or  after  the  Separation  Time, make  changes  to,  confirm  or  rescind  the  2016  Rights  Plan  and  the  Rights  (whether  or  not  such  action would materially  adversely affect the interests of the holders of Rights generally.)  Such approval  shall be deemed to have been given  if  the change is approved by holders of Rights by a majority of the  votes cast by the holders of Rights (other than Rights  which are Beneficially Owned by any Person who  would not qualify as an Independent Shareholder.)

71 | ALAMOS GOLD INC. SCHEDULE “B” ‐ AMENDED BY‐LAW NO. 1  AMENDED BY‐LAW NUMBER 1  A BY‐LAW RELATING TO THE BUSINESS AND AFFAIRS OF   ALAMOS GOLD INC.  ARTICLE 1  INTERPRETATION  1.1 Definitions  In this by‐law:  “Act” means the Business Corporations Act (Ontario) and the regulations enacted pursuant to it and any statute  and regulations that may be substituted for them, as amended from time to time;  “articles” means the articles, as that term is defined in the Act, of the Corporation;  “auditor” means the auditor of the Corporation;  “board” means the board of directors of the Corporation;  “by‐law” means a by‐law of the Corporation;  “Corporation” means Alamos Gold Inc., a corporation existing under the Act;  “director” means a director of the Corporation;  “officer” means an officer of the Corporation, and reference to any specific officer is to the individual holding that  office of the Corporation;  “person” means  an  individual, body  corporate, partnership,  joint  venture,  trust, unincorporated organization,  association, the Crown or any agency or instrumentality thereof, or any entity recognized by law;  “proxyholder” means an individual holding a valid proxy for a shareholder;  “resident Canadian” has the meaning ascribed to that phrase in the Act;  “shareholder” means a shareholder of the Corporation;  “telephonic  or  electronic means”  means  telephone  calls  or  messages,  facsimile  messages,  electronic  mail,  transmission of data or  information through automated touch‐tone telephone systems, transmission of data or  information through computer networks, any other similar means or any other means prescribed by the Act; and  “voting person” means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled  to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a  proxyholder entitled to vote at that meeting.  1.2 Number, Gender and Headings  In this by‐law, words in the singular include the plural and vice‐versa and words in one gender include all genders.  The  insertion of  headings  in  this  by‐law  and  its  division  into  articles,  sections  and other  subdivisions  are  for  convenience of reference only, and shall not affect the interpretation of this by‐law.

72 | ALAMOS GOLD INC. 1.3 By‐Law Subordinate to Other Documents  This by‐law  is subordinate to, and should be read  in conjunction with, the Act, the articles and any unanimous  shareholder agreement of the Corporation.  1.4 Computation of Time  The computation of time and any period of days shall be determined in accordance with the Act.  ARTICLE 2  DIRECTORS  2.1 Notice of Meeting  Any director or the president and chief executive officer, may call a meeting of the board by giving notice stating  the date, time and place of the meeting to each of the directors other than the director giving that notice. Notices  sent by delivery or by telephonic or electronic means shall be sent no less than 72 hours before the time of the  meeting. Notices sent by mail shall be sent no less than 5 days before the day of the meeting.  The board may appoint, by  resolution, dates,  time and places  for meetings of  the board. A  copy of any  such  resolution shall be sent to each director forthwith after being passed, but no other notice is required for any such  meeting except as the Act may specifically require.  2.2 Meetings Without Notice  A meeting of  the board may be held without notice  immediately  following  the  first or any annual meeting of  shareholders.  2.3 Place of Meeting  A meeting of the board may be held at any place within or outside Ontario, and no such meeting need be held at  a place within Canada.  2.4 No Notice to Newly Appointed Director  An individual need not be given notice of the meeting at which that individual is appointed by the other directors  to fill a vacancy on the board, if that individual is present at that meeting.  2.5 Quorum for Board Meetings  A majority of the directors constitute a quorum at a meeting of the board.   2.6 Chairman of Board Meetings  The chairman of a meeting of the board must be a director present at the meeting who consents to preside as  chairman. The  first‐mentioned of  the  chair of  the board or  the appointed  lead  independent  director, who  so  qualifies shall preside as chairman of the meeting.  If none of them  is so qualified, the directors present at the  meeting shall choose a director to preside as chairman of the meeting.  2.7 Votes at Board Meetings  Each director present at a meeting of the board shall have one (1) vote on each motion arising. Motions arising at  meetings  of  the  board  shall  be  decided  by  a majority  vote. Notwithstanding  the  foregoing,  until  the  second  anniversary  of  the  Effective  Date  (as  defined  in  the  Plan  of  Arrangement  attached  to  the  articles  of  the

73 | ALAMOS GOLD INC. Corporation), the removal of, or failure to reappoint, Mr. John McCluskey as president and chief executive officer  of the Corporation and any modification or amendment to any employment or similar agreement with Mr. John  McCluskey  in effect at  the Effective Date  shall  require  the affirmative vote of not  less  than  two‐thirds of  the  disinterested directors. The affirmative vote of at least two‐thirds of the disinterested directors shall be required  to amend, repeal or modify this Section 2.7 or to adopt any bylaw provision or other resolution inconsistent with  these arrangements.  2.8 Officers  Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by  giving notice to the Corporation. The directors hereby delegate to the president and chief executive officer of the  Corporation the power to appoint or remove the officers of the Corporation, other than the chief executive officer,  the chief financial officer, the chief operating officer, the chair or the president,  if any, of the Corporation. The  affirmative vote of at least two‐thirds of the disinterested directors shall be required to amend, repeal or modify  this Section 2.8 or to adopt any bylaw provision or other resolution inconsistent with these arrangements.  ARTICLE 3  MEETINGS OF SHAREHOLDERS  3.1 Notice of Shareholders’ Meetings  The board may call a meeting of shareholders by causing notice of the date, time and place of the meeting to be  sent to each shareholder entitled to vote at the meeting, each director and the auditor. Such notice shall be sent  no less than 21 days and no more than 50 days before the meeting, if the Corporation is an offering corporation  (as defined in the Act), or no less than 10 days and no more than 50 days before the meeting if the Corporation is  not an offering corporation.  3.2 Quorum at Meetings of Shareholders  Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall  be a quorum of any meeting of  shareholders  for  the purpose of  selecting a Chair of  the meeting and  for  the  adjournment of  the meeting  to a  fixed  time and place but may not  transact any other business;  for all other  purposes a quorum for any meeting shall be two persons present and holding or representing by proxy not less  than 25% of the total number of votes attaching to the issued shares of the Corporation for the time being enjoying  voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders  present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout  the meeting.   Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class  or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such  meeting.  3.3 Chairman’s Vote  The chairman of any meeting of shareholders shall not have a second or casting vote.  3.4 Voting  Unless the chairman of a meeting of shareholders directs a ballot, or a voting person demands one, each motion  shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be  directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of  hands has no effect.

74 | ALAMOS GOLD INC. 3.5 Scrutineers  The chairman of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not  be voting persons.  3.6 Who May Attend Shareholders’ Meeting  The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and,  if any, the chairman, the managing director and the President, as well as others permitted by the chairman of the  meeting.  3.7 Meeting by Telephonic or Electronic Means  A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through  those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the  purposes of the Act to be present at the meeting.  ARTICLE 4  SECURITY CERTIFICATES, PAYMENTS  4.1 Certificates  (a) Subject to Section 4.1(b), security certificates shall be in such form as the board may approve or the  Corporation adopt. The president or the board may order the cancellation of any security certificate that  has become defaced and the issuance of a replacement certificate for it when the defaced certificate is  delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.  (b) Unless otherwise provided in the articles, the board may provide by resolution that any or all classes  and series of shares or other securities shall be uncertificated securities, provided that such resolution  shall not apply to securities represented by a certificate until such certificate is surrendered to the  Corporation.  4.2 Cheques  Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn  on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect  of which such amount is to be paid. Cheques may be sent by delivery or first class mail to such registered holder  at that holder’s address appearing on the register of shareholders, unless that holder otherwise directs in writing.  By sending a cheque, as provided in this by‐law, in the amount of the dividend less any tax that the Corporation is  required to withhold, the Corporation discharges its liability to pay the amount of that dividend, unless the cheque  is not paid on due presentation.  4.3 Cheques to Joint Shareholders  Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such  joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing  on the register of shareholders in respect of that joint holding, to the first address so appearing if there is more  than one, or to such other address as those joint shareholders direct in writing.  4.4 Non‐Receipt of Cheques  The Corporation shall  issue a  replacement cheque  in  the same amount  to any person who does not  receive a  cheque sent as provided in this by‐law, if that person has satisfied the conditions regarding indemnity, evidence of  non‐receipt and title set by the board from time to time, either generally or for that particular case.

75 | ALAMOS GOLD INC. 4.5 Currency of Dividends  Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to  other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board  may declare dividends or other distributions in any currency or in alternative currencies and make such provisions  as it deems advisable for the payment of such dividends or other distributions.  ARTICLE 5  SIGNATORIES, INFORMATION  5.1 Signatories  Except  for documents executed  in  the usual and ordinary course of  the Corporation’s business, which may be  signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following  are the only persons authorized to sign any document on behalf of the Corporation:  (a) any individual appointed by resolution of the board to sign the specific document, that type of  document or documents generally on behalf of the Corporation; or  (b) any director or any officer appointed to office by the board.  Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.  5.2 Facsimile or Electronic Signatures  The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by  resolution  of  the  board,  be  written,  printed,  stamped,  engraved,  lithographed  or  otherwise  mechanically  reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually,  even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by  resolution of the board.  5.3 Restriction on Information Disclosed  Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder  to disclosure of any information, document or records respecting the Corporation or its business.  5.4 Financial Year End  The financial year of the Corporation shall terminate on a date to be determined by the directors of the Corporation  and thereafter on the anniversary date thereof in each year, until changed by resolution of the directors of the  Corporation.  ARTICLE 6  PROTECTION AND INDEMNITY  6.1 Transactions with the Corporation  No director or officer shall be disqualified, by virtue of being a director, or by holding any other office of, or place  of profit under, the Corporation or any body corporate in which the Corporation is a shareholder or is otherwise  interested, from entering into, or from being concerned or interested in any manner in, any contract, transaction  or  arrangement made,  or  proposed  to  be made, with  the  Corporation  or  any  body  corporate  in which  the  Corporation is interested and no such contract, transaction or arrangement shall be void or voidable for any such  reason. No director or officer shall be liable to account to the Corporation for any profit arising from any such office  or place of profit or realized in respect of any such contract, transaction or arrangement. Except as required by the

76 | ALAMOS GOLD INC. Act, no director or officer must make any declaration or disclosure of interest or, in the case of a director, refrain  from voting in respect of any such contract, transaction or arrangement.  6.2 Limitation of Liability  Subject to the Act, no director or officer shall be liable for:  (a) the acts, receipts, neglects or defaults of any other person;  (b) joining in any receipt or act for conformity;  (c) any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to  any property acquired by or on behalf of the Corporation;  (d) the insufficiency or deficiency of any security in or upon which any moneys of the Corporation are  invested;  (e) any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with  whom any monies, securities or other property of the Corporation are lodged or deposited;  (f) any loss, damage or expense occasioned by any error of judgment or oversight; or  (g) any other loss, damage or expense related to the performance or non‐performance of the duties of that  individual’s office.  6.3 Contracts on Behalf of the Corporation  Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall,  if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization  of the shareholders.  6.4 Indemnity of Directors and Officers  As required or permitted by the Act, the Corporation shall indemnify each Indemnified Person (as defined in this  section) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment,  which that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative, investigative or  other proceeding to which that Indemnified Person is made a party by reason of being or having been a director  or officer of the Corporation or of a body corporate or by reason of having acted in a similar capacity for an entity  if:  (a) the Indemnified Person acted honestly and in good faith with a view to the best interests of the  Corporation or as the case may be, to the interests of the other entity; and  (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty,  the Indemnified Person had reasonable grounds for believing that the conduct was lawful.  “Indemnified Person” means  (c) each director and former director of the Corporation;  (d) each officer and former officer of the Corporation;  (e) each individual who acts or acted at the Corporation’s request as a director or officer of a body  corporate or an individual acting in a similar capacity of another entity; and

77 | ALAMOS GOLD INC. (f) the respective heirs and legal representatives of each of the persons designated in the preceding  paragraphs (a) through (c).  6.5 Advances by the Corporation  The  Corporation  shall  advance monies  to  an  Indemnified  Person  for  the  costs,  charges  and  expenses  of  a  proceeding referred to in Section 6.4 provided the Indemnified person shall repay such monies if the Indemnified  person does not fulfil the duties of Subsections 6.4(a) and (b).  6.6 Indemnities Not Limiting  The provisions of  this  Article  6  shall be  in  addition  to  and not  in  substitution  for  any  rights,  immunities  and  protections to which an Indemnified Person is otherwise entitled under the Act or as the law may permit or require.  6.7 Insurance  Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual  referred to in Subsection 6.4 as the board may determine.  ARTICLE 7  NOTICES  7.1 Procedure for Sending Notices  Notice shall be deemed to have been sufficiently sent  if sent  in writing to the address of the addressee on the  books of the Corporation and delivered  in person, sent by prepaid first class mail or sent by any telephonic or  electronic means of sending messages, including telex or facsimile transmission, which produces a paper record.  Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which  or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or  sent by telephonic or electronic means or on the fifth day after it was mailed.  7.2 Notices to Successors in Title  Notice to a shareholder is sufficient notice to each successor in title to that shareholder until the name and address  of that successor have been entered on the Corporation’s share register.  7.3 Notice to Joint Shareholders  Notice to one joint shareholder is sufficient notice to all of them. Such notice shall be addressed to all such joint  shareholders and sent to the address for them on the Corporation’s register of shareholders, or to the first such  address if there is more than one.  7.4 Signatures on Notices  The signature on any notice or other communication or document to be sent by the Corporation may be written,  printed,  stamped,  engraved,  lithographed  or  otherwise  mechanically  reproduced  or  may  be  an  electronic  signature.  7.5 Omission of Notice Does Not Invalidate Actions  All actions taken at a meeting in respect of which a notice has been sent shall be valid even if:  (a) by accident, notice was not sent to any person;

78 | ALAMOS GOLD INC. (b) notice was not received by any person; or  (c) there was an error in a notice that did not affect the substance of that notice.  7.6 Waiver of Notice  Any person entitled to notice under the Act, the articles or the by‐laws may waive that notice. Waiver, either before  or after the event referred to in the notice, shall cure any default in sending that notice.  ARTICLE 8  REPEAL OF FORMER BY‐LAWS  8.1 Former By‐Laws May be Repealed  Subject to Section 2.7 and Section 2.8, the board may repeal one or more by‐laws by passing a by‐law that contains  provisions to that effect.  8.2 Repeal of By‐Laws  All previous by‐laws of the Corporation are repealed.  8.3 Effect of Repeal of By‐Laws  The repeal of any by‐law in whole or part shall not in any way affect the validity of any act done or right, privilege,  obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons  acting under any by‐law  repealed  in whole or part  shall  continue  to act as  if  elected or appointed under  the  provisions of this by‐law.

79 | ALAMOS GOLD INC. SCHEDULE “C” – BOARD OF DIRECTORS MANDATE    Board of Directors Mandate  The Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) is responsible for the stewardship of the business  and affairs of the Company. The Board seeks to discharge this responsibility by reviewing, discussing and approving the  Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior  officers of the Company in their management of its day‐to‐day business and affairs. The Board’s primary role is to oversee  corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company  is able to successfully execute its strategic plans and complete its corporate objectives.  The composition, responsibilities,  and authority of the Board are set out in this Mandate.  This Mandate and the Articles of the Company and such other procedures, not inconsistent therewith, as the Board may  adopt from time to time, shall govern the meetings and procedures of the Board.  1. Composition  1.1 The Directors of the Company (“Directors”) should have a mix of competencies and skills necessary to enable the  Board and Board Committees to properly discharge their responsibilities.  1.2 The  Corporate  Governance  and  Nominating  Committee  will  annually  (and  more  frequently,  if  appropriate)  recommend candidates to the Board  for election or appointment as Directors, taking  into account the Board’s  conclusions with  respect  to  the  appropriate  size  and  composition  of  the  Board  and  Board  Committees,  the  competencies  and  skills  required  to  enable  the  Board  and  Board  Committees  to  properly  discharge  their  responsibilities, and the competencies and skills of the current Board.  1.3 The Board approves the final choice of candidates.  1.4 The shareholders of the Company elect the Directors annually.  1.5 The Board has determined that a majority of the Directors will be “independent” as defined by applicable Canadian  and US laws and regulations as well as the rules of relevant stock exchanges, all as set out in the Company’s Director  Independence Policy.  1.6 The Board will appoint a Chair from among its members.  If the Chair is not independent, the Board will designate  one of the independent Directors as the Lead Director to facilitate the functioning of the Board independently of  management of the Company.  The Chair and, if appointed, the Lead Director, shall hold office at the pleasure of  the Board until successors have been duly appointed or until the Chair or Lead Director, as applicable, resign, or  are otherwise removed from office by the Board.  1.7 The Corporate Secretary of the Company, or the individual designated as fulfilling the function of Secretary of the  Company, will be the Secretary of all meetings and will maintain minutes of all meetings and deliberations of the  Board. In the absence of the Corporate Secretary at any meeting, the Board will appoint another person who may,  but need not, be a member to be the Secretary of that meeting.   2. Responsibilities  2.1 The Board is responsible for supervising the management of and setting strategic direction for the business and  affairs of the Company and its subsidiary entities (the “Group”).  2.2 In discharging their responsibilities, the Directors owe the following fiduciary duties to the Company:  (a) A duty of  loyalty:    they must act honestly and  in good  faith with a  view  to  the best  interests of  the  Company; and

80 | ALAMOS GOLD INC. (b) A duty of care:  they must exercise the care, diligence, and skill that a reasonably prudent person would  exercise in comparable circumstances.  2.3 In discharging their responsibilities, the Directors are entitled to rely on the honesty and  integrity of the senior  officers of the Company and the independent auditors and other professional advisers of the Company, subject to  the Directors’ duty of care.  2.4 In discharging  their  responsibilities,  the Directors are also entitled  to Directors’ and officers’  liability  insurance  purchased by the Company and indemnification from the Company to the fullest extent permitted by law and the  constating documents of the Company.  2.5 The Board has specifically recognized its responsibilities for:  (a) hiring a Chief Executive Officer (the “CEO”) and other senior officers who it believes will act with integrity  and create a culture of ethical business conduct throughout the Group;  (b) adopting  a  strategic  planning  process  and  approving  annually  (or more  frequently  if  appropriate)  a  strategic plan which takes into account, among other things, the opportunities and risks of the business  of the Company;  (c) overseeing the  identification of the principal risks of the business of the Company and overseeing the  implementation of appropriate systems to manage these risks;  (d) overseeing the integrity of the internal control and management information systems of the Company;  (e) succession  planning,  including  (with  assistance  from  the  CEO)  appointing,  training, monitoring  and  replacing the senior officers of the Company;  (f) ensuring that the Company operates at all times within applicable laws and regulations and to the highest  ethical standards;  (g) approving and monitoring compliance with significant policies and procedures by which the Company is  operated;  (h) developing strong corporate governance policies and procedures for the Company;  (i) ensuring the Company has in place a Disclosure Policy to enable the Company to communicate effectively  with its shareholders, other stakeholders and the public generally and receive shareholder feedback;  (j) ensuring  that  the  Company’s  financial  results  are  reported  fairly  and  in  accordance  with  generally  accepted accounting standards;  (k) ensuring the timely reporting of any other developments that have a significant and material impact on  the value of the Company; and  (l) determining whether any members of the Company’s Audit Committee are “Audit Committee financial  experts” as such term is defined in the rules and regulations of the United States Securities and Exchange  Commission.  2.6 It is expected that each director must be able to devote sufficient time to discharge their responsibilities effectively.   In order to facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for  directors, having regard to whether they are independent directors or members of management.  Specifically, in  the case of the CEO, he shall not sit on more than two outside public company boards in addition to that of the  Company, and in the case of a non‐management director, he shall not sit on more than five outside public company  boards in addition to that of the Company.

81 | ALAMOS GOLD INC. 2.7 Directors are expected to attend Board meetings, meetings of Board committees of which they are members and,  where practicable, the annual meeting of the shareholders of the Company.  Directors are also expected to spend  the time needed, and to meet as frequently as necessary, to discharge their responsibilities.  2.8 Directors are expected to comply with the Code of Business Conduct and Ethics of the Company and any related  policies or codes duly approved dealing with business conduct and ethics.  3. Authority  3.1 The Board is authorized to carry out its responsibilities as set out in this mandate.  3.2 The Board is authorized to retain, and to set and pay the compensation of independent legal counsel and other  advisers if it considers this appropriate.  3.3 The Board is authorized to invite officers and employees of the Company and outsiders with relevant experience  and expertise to attend or participate in its meetings and proceedings, if it considers this appropriate.  3.4 The Directors will have unrestricted access to the officers and employees of the Company.  The Directors will use  their judgment to ensure that any such contact is not disruptive to the operations of the Company and will, to the  extent appropriate, advise the chief executive officer of the Company of any direct communications between them  and the officers and employees of the Company.  3.5 The Board and the Directors have unrestricted access to the advice and services of the Corporate Secretary and  outside auditors and legal counsel.  3.6 The Board may delegate certain of its functions to Board Committees, each of which may have its own charter or  mandate.  The following Committees are currently constituted and are authorized to carry out the duties set out  in their respective charters or mandates:    Board Committee   Charter or mandate Audit Committee  Audit Committee Charter  Human Resources Committee  Human Resources Committee Charter  Corporate Governance and   Nominating Committee  Corporate Governance and Nominating Committee  Charter  Technical and Sustainability Committee  Technical and Sustainability Committee Charter  4. Delegation to management  4.1 To assist the Directors in discharging their responsibilities, the Board expects management of the Company to:  (a) review and update annually (or more frequently if appropriate) the Company’s strategic plan, and report  regularly to the Board on the implementation of the strategic plan in light of evolving conditions;  (b) prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget,  and report regularly to the Board on the Company’s performance against the business plan and budget;  (c) report  regularly  to  the Board on  the Company’s business and affairs and on any matters of material  consequence for the Company and its shareholders;  (d) speak for the Company in its communications with shareholders and the public in accordance with the  Company’s Disclosure Policy;  (e) comply  with  any  additional  expectations  that  are  developed  and  communicated  during  the  annual  strategic planning and budgeting process and during regular Board and Board Committee meetings; and

82 | ALAMOS GOLD INC. (f) consult the Board with respect to all matters which by law require Board approval and, specifically, as to  those matters set out in any delegation of authority policy or other similar directive.  4.2 The Board expects the chief executive officer to fulfill the mandate, duties and responsibilities as set out in the  chief executive officer mandate (Schedule “A”).  5. MEETINGS AND PROCEEDINGS  5.1 Board meetings and proceedings shall be carried out in accordance with the Company’s amended by‐law number  1.  5.2 The secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by  the Board.   Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the  Chair.  5.3 An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.  5.4 The independent Directors shall meet regularly alone to facilitate full communication.  6. SELF‐ASSESSMENT  6.1 The Board shall, together with the Corporate Governance and Nominating Committee, at least annually, assess the  Board’s effectiveness with a view to ensuring that the performance of the Board accords with best practices.  6.2 The Board shall annually review this mandate and update it as required.  7. RESPONSIBILITIES OF CHAIR  7.1 The Chair shall provide leadership to the Board to enhance the Board’s effectiveness, including:  (a) ensuring that the responsibilities of the Board are well understood by both management and the Board  and acting as a  liaison between the Board and management to ensure that relationships between the  Board and management are conducted in a professional and constructive manner;  (b) ensuring that the Board works as a cohesive team with open communication;  (c) ensuring  that the resources available  to  the Board  (in particular,  timely and relevant  information) are  adequate to support its work;  (d) together with the Corporate Governance and Nominating Committee, ensuring that a process is in place  by which the effectiveness of the Board and its Committees (including size and composition) is assessed  at least annually; and  (e) together with the Corporate Governance and Nominating Committee, ensuring that a process is in place  by which the contribution of  individual Directors to the effectiveness of the Board  is assessed at  least  annually.  7.2 The Chair is responsible for managing the Board, including:  (a) preparing the agenda of the Board meetings and ensuring pre‐meeting material is distributed in a timely  manner and is appropriate in terms of relevance, efficient format and detail;  (b) chairing all meetings of the Board in a manner that promotes meaningful discussion;  (c) adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including  Committee structure and composition, scheduling, and management of meetings;

83 | ALAMOS GOLD INC. (d) ensuring meetings are appropriate in terms of frequency, length and content;  (e) ensuring that, where functions are delegated to appropriate Committees, the functions are carried out  and results are reported to the Board; and  (f) working with the Corporate Governance and Nominating Committee in approaching potential candidates  once potential candidates are identified, to explore their interest in joining the Board.  (g) fulfills  the mandate and  responsibilities as set out  in  the position description  for  the Chairman of  the  Board (Schedule “B”).  7.3 The Chair is responsible for chairing the meeting of shareholders of the Company, or delegating such duty to an  appropriate member of the Board or management.  7.4 The  Chair  is  responsible  for  liaising with  and, where  appropriate,  providing  direction  to  the  activities  of  the  Corporate Secretary.  7.5 At the request of the Board, the Chair shall represent the Company to external groups such as shareholders and  other stakeholders, including community groups and governments.  7.6 The Chair may delegate or share, where appropriate, certain of the above responsibilities with any independent  Committee of the Board.

84 | ALAMOS GOLD INC. Schedule A to Board of Directors Mandate ‐ Position Description: Chief Executive Officer    1. Mandate  The Chief Executive Officer (the "CEO") is the senior management officer of Alamos Gold Inc. (the “Company”). As such, the  CEO is to: be the leader of an effective and cohesive management team for the Company; set the tone for the Company by  exemplifying consistent values of high ethical standards and fairness; lead the Company in defining its vision; be the main  spokesperson for the Company; and, bear the chief responsibility to ensure the Company meets its short‐term operational  and  long‐term  strategic goals. The CEO works with and  is accountable  to  the Board of Directors of  the Company  (the  "Board") with due regard to the Board's requirement to be informed and to be independent.  2. Duties And Responsibilities  The CEO's primary duties and responsibilities are to:  (a) foster  a  corporate  culture  that promotes ethical practices, encourages  individual  integrity  and  fulfills  social responsibility;  (b) maintain a positive work climate that is conducive to attracting, retaining and motivating a diverse group  of top‐quality employees at all levels;  (c) develop and recommend to the Board long‐term strategies and a vision for the Company that leads to  creation of shareholder value;  (d) develop and recommend to the Board annual business plans and budgets that support the Company's  long‐term strategy;  (e) develop for approval by the Board the corporate objectives which the CEO is responsible to meet;  (f) identify  the principal  risks of  the Company's business and ensure  the  implementation of appropriate  systems to manage these risks;  (g) ensure that personnel and systems are in place so that the day‐to‐day business affairs of the Company  are appropriately managed;  (h) consistently strive to achieve the Company's strategic, financial and operating goals and objectives;  (i) ensure  that  appropriate  personnel  and  systems  are  in  place  for  the  integrity  and  adequacy  of  the  Company's internal control and management information systems;  (j) ensure that the Company achieves and maintains a satisfactory competitive position within its industry  and a high standard for its products and services;  (k) ensure,  in cooperation with  the Board,  that  there  is an effective succession plan  in place  for  the CEO  position;  (l) ensure, in cooperation with the Board, that the Company has an effective management team below the  level of the CEO and has an active succession plan, including the appointment, training and monitoring of  senior management;  (m) formulate and oversee the implementation of major corporate policies;  (n) ensure, in cooperation with the Board, that there is an effective Disclosure Policy for the Company;

85 | ALAMOS GOLD INC. (o) serve as the chief spokesperson for the Company;  (p) comply at all times with the Company’s Code of Business Conduct and Ethics; and  (q) ensure  that  Board  approval  is  obtained  for  the matters  requiring  Board  approval,  as  set  out  in  the  Company’s Delegation of Authority Policy.

86 | ALAMOS GOLD INC. Schedule B to Board of Directors Mandate ‐ Position Description:  Chairman of the Board of Directors    1. Mandate  The Chairman of the Board of Directors (the “Board”) of Alamos Gold Inc. (the “Company”) takes all reasonable measures  to ensure the Board fulfills its oversight responsibilities. The Chairman is responsible for the management and the effective  performance of the Board, and provides leadership and direction to the Board.  2. Responsibilities  In addition to the responsibilities applicable to all directors of the Company, the responsibilities of the Chairman of the  Board include the following:  (a) Presiding at all meetings of the Company’s shareholders and of the Board;  (b) Assisting  the Board, Board Committees  and  the  individual  directors  in  effectively  understanding  and  discharging their respective duties and responsibilities;  (c) During  Board meetings,  encouraging  participation  and  discussion  by  individual  directors,  facilitating  consensus, and ensuring that clarity regarding decisions is reached and duly recorded;  (d) Fostering ethical and responsible decision making by the Board and its individual members;  (e) Providing advice and counsel to the Chief Executive Officer and other senior officers of the Company;  (f) Overseeing  all  aspects  of  the  Board  and Board  Committee  functions  to  ensure  compliance with  the  Company’s corporate governance practices;  (g) Overseeing an annual Board self‐assessment;   (h) Ensuring  independent  directors  regularly  discuss  among  themselves,  without  the  presence  of  management, the Company’s affairs; and  (i) Carrying out other responsibilities at the request of the Board.